SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 28, 2007

By:  /s/H. Dale McSween

H. Dale McSween, Interim Chief Executive Officer

NOTICE OF MEETING AND MANAGEMENT INFORMATION

CIRCULAR

FOR

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF

INTERTAPE POLYMER GROUP INC.

TO BE HELD ON JUNE 26, 2007

ARRANGEMENT

INVOLVING

INTERTAPE POLYMER GROUP INC.,

ECP GP II INC.,

INTERTAPE POLYMER INC.,

4398009 CANADA INC.

AND

TAPE HOLDINGS, INC.

May 25, 2007

These materials are important and require your immediate attention. They require Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Shares, please contact Georgeson, toll-free, at 1-866-717-7668.

May 25, 2007

Dear Shareholder:

On behalf of the Board of Directors (the "Board"), I would like to invite you to join us at the annual and special meeting (the "Meeting") of holders of common shares (the "Shares") of Intertape Polymer Group Inc. (the "Company") that will be held at 4:00 p.m. (Montreal time) on Tuesday, June 26, 2007 at the Hotel Omni Mont Royal, 1050 Sherbrooke Street West, Montreal, Québec.

At the Meeting, you will be asked to:

(i)

consider and if deemed advisable to pass, with or without modification, a special resolution, the full text of which is set forth on 0 to the accompanying management information circular (the "Circular"), approving a plan of arrangement under the Canada Business Corporations Act (the "Arrangement") that has been proposed by Tape Holdings, Inc. ("Parent") a Delaware corporation formed by Littlejohn Fund III, L.P. The Arrangement will result in the acquisition of all of the outstanding Shares of the Company for US$4.76 cash per Share, subject to applicable withholding taxes, if any;

(ii)

receive the consolidated financial statements for the year ended December 31, 2006, including the auditors' report thereon;

(iii)

elect directors of the Company who will serve until the next annual shareholders’ meeting or until their successors are elected or appointed; and

(iv)

appoint the auditors of the Company who will serve until the next annual shareholders’ meeting or until their successors are elected or appointed and authorize the directors to fix their remuneration.

The Arrangement consists of a series of transactions as a result of which, among other things, Parent, through an indirectly wholly owned subsidiary, will acquire all of the outstanding Shares for $4.76 in cash per Share, subject to applicable withholding taxes, if any. The Company will file the Articles of Arrangement as soon as practicable after the conditions set out in the Arrangement Agreement have been satisfied or waived by the parties and upon obtaining the Final Order, at which time the Arrangement will become effective. See "The Arrangement" in this Circular.

The Arrangement is the result of an extensive, publicly disclosed, strategic review process conducted by the Board with the advice of financial and legal advisors and, in the Board's view, is the best option available to the Company and its shareholders at this time.

The Arrangement has been approved unanimously by the Board with H. Dale McSween abstaining from voting due to his continuing employment with the Company following the completion of the Arrangement. In doing so, the Board determined that it is in the best interests of the Company and its shareholders for the Arrangement to be submitted to the shareholders of the Company for their approval at the Meeting. Accordingly, the Board unanimously (with Mr. McSween abstaining from voting due to his continuing employment with the Company following the Arrangement) recommends that shareholders vote in favour of the resolution approving the Arrangement. Each of the directors intends to vote his Shares in favour of the resolution approving the Arrangement.

In making its determination, the Board considered, among other things, a fairness opinion delivered by TD Securities Inc. ("TD Securities") to the effect that, as of May 1, 2007, the date of the opinion, and based upon and subject to the analyses, assumptions, qualifications and limitations set forth therein, the consideration to be received under the Arrangement is fair from a financial point of view to the shareholders of the Company (other than shareholders entering into employment arrangements with, or with continuing equity interests in Parent or its affiliates). A copy of TD Securities’ fairness opinion is included as Appendix C to the management information circular accompanying this letter.

To become effective, the resolution approving the Arrangement must be approved by at least 66⅔% of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting.

In the event the Arrangement is not completed, management of the Company expects that, based upon the current outlook for the business, the Company will be required to raise additional capital to reduce its current leverage and/or seek further amendments to its Credit Agreement. Sources of funding for the Company’s financing requirements may include additional or new bank financing, public offerings or private placements of equity or debt securities, capital contributions from Shareholders and/or disposition of assets. Any issuance of equity or equity-related securities may be highly dilutive to existing Shareholders. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company and within the limitations contained in the Credit Agreement.

I enclose a notice of the Meeting, a management information circular for that Meeting, a form of proxy and a letter of transmittal (printed on blue paper). The management information circular and the appendices attached to it, which I urge you to read carefully in consultation with your financial or other professional advisors, describe the Arrangement and include certain other information, including the full text of the arrangement agreement relating to the transaction and TD Securities' fairness opinion, to assist you in considering the Arrangement. You may also obtain more information about the Company at the website maintained by the Canadian Securities Administrators at www.sedar.com and at the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

In addition to information relating to the Arrangement you will be voting on, you will find in the Circular information about the other matters to be considered at the Meeting.

Your vote is important regardless of how many Shares you own. I hope that you will be able to attend the Meeting. To ensure that your vote is recorded, please return the enclosed proxy, properly completed signed and received, prior to 4:00 p.m. (Montreal time) on Thursday, June 21, 2007, in the envelope provided for that purpose whether or not you plan to attend the Meeting. I also encourage you to complete, sign, date and return the enclosed letter of transmittal, which will help us to arrange for the prompt payment for your Shares if the proposed Arrangement is completed.

If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting and should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your Shares if the proposed Arrangement is completed.

If you have any questions or need assistance in your consideration regarding the proposed Arrangement or the completion and delivery of your proxy or letter of transmittal, please call our proxy solicitor, Georgeson, toll free, at 1-866-717-7668, who is assisting us in answering questions you may have regarding the Arrangement and soliciting votes.

On behalf of the Board, I would like to take this opportunity to thank you for the support you have shown as a shareholder of the Company.

Yours very truly,

Michael L. Richards

Chairman of the Board

INTERTAPE POLYMER GROUP INC.

NOTICE OF AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares") of Intertape Polymer Group Inc. (the "Company") will be held at Hotel Omni Mont Royal, 1050 Sherbrooke Street West, Montreal, Québec, on June 26, 2007 commencing at 4:00 p.m. (Montreal time) for the following purposes:

1.

to consider, pursuant to an interim order of the Superior Court of Québec dated May 24, 2007 (the "Interim Order"), and if deemed advisable to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving the Company, its Shareholders, Intertape Polymer Inc., ECP GP II Inc. and 4398009 Canada Inc., a wholly-owned subsidiary of Tape Holdings Inc., the full text of which resolution is set forth in Appendix A to the accompanying management information circular (the "Circular");

2.

to receive the consolidated financial statements of the Company for the year ended December 31, 2006, including the auditors' report thereon;

3.

to elect directors of the Company who will serve until the next annual shareholders’ meeting or until their successors are elected or appointed;

4.

to appoint the auditors of the Company who will serve until the next annual shareholders’ meeting or until their successors are elected or appointed and to authorize the directors to fix their remuneration; and

5.

to transact such other business as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.

The Board of Directors of the Company unanimously (with Mr. McSween abstaining from voting due to his continuing employment with the Company following the completion of the Arrangement) recommends that Shareholders vote FOR the resolution approving the Arrangement. Shareholders of record at the close of business on May 25, 2007, the record date for the Meeting, will be entitled to notice of, and to vote at, the Meeting and any postponement(s) or adjournment(s) thereof.

The full text of the arrangement agreement (the "Arrangement Agreement") entered into in respect of the Arrangement and the related transactions, the plan of arrangement (the "Plan of Arrangement") implementing the Arrangement, and the Interim Order are attached as Appendix B, Appendix D and Appendix E, respectively, to the Circular.

Pursuant to the Plan of Arrangement and the Interim Order, registered Shareholders have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder who dissents (a "Dissenting Shareholder") will be entitled to be paid the fair value for their Shares if the Company, at 1155 René-Lévesque Blvd West, Suite 4000, Montreal, Québec H3B 3V2, Attn. Secretary facsimile number: (514) 397-3610) and Acquisition Sub c/o Osler, Hoskin & Harcourt LLP, 1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec H3B 4W5, Attn. Warren Katz, facsimile number (514) 904-8101, receive from such Dissenting Shareholder prior to 5:00 p.m. (Montreal time) on June 20, 2007, the day that is two Business Days before the date of the Meeting, a written objection to the Arrangement Resolution (a "Notice of Dissent") and the Dissenting Shareholder shall have otherwise complied with the dissent procedures described in the Circular under the heading “Rights of Dissenting Shareholders". Only registered Shareholders are entitled to exercise rights of dissent. Failure to strictly comply with the dissent procedures described in the Circular will result in the loss or unavailability of any right of dissent.

Whether or not you plan to attend the Meeting in person, please complete, date, sign and return (in the postage prepaid envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received by the Company’s Canadian transfer agent, CIBC Mellon Trust Company, 2001 University Street, 16th Floor, Montreal, Québec, Canada, H3A 2A6 before 4:00 p.m. (Montreal time) on June 21, 2007 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any reconvened Meeting, if the Meeting is adjourned or postponed). Non-registered beneficial Shareholders must follow the enclosed instructions provided by their broker, investment dealer, bank, trust company or other intermediary to ensure their vote is counted at the Meeting and should contact their broker, investment dealer, bank, trust company or other intermediary to instruct them to deliver the holder’s Shares to the depositary under the Arrangement. If you do not vote, or do not instruct your broker, investment dealer, bank, trust company or other intermediary how to vote, you will not be considered present in person or represented by proxy for the purpose of the Meeting, including the approval of the resolution approving the Arrangement.

A Shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the registered office of the Company, being at 1155 René-Lévesque Blvd West, Suite 4000, H3B 3V2, at any time up to and including the last Business Day preceding the date of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Attendance at the Meeting without voting will not itself revoke a proxy. If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary you must contact your broker, investment dealer, trust company or other intermediary if you wish to revoke or change your voting instructions.

If you have any questions or need assistance regarding the completion and delivery of your proxy or letter of transmittal, please call our proxy solicitor, Georgeson, toll free, at 1-866-717-7668.

DATED at Montreal, Québec this 25th day of May, 2007.

By Order of the Board of Directors,

_____________________________________

H. Dale McSween

Interim Chief Executive Officer and Secretary

TABLE OF CONTENTS

Page

Page

1.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

i

2.

CURRENCY

i

3.

FORWARD-LOOKING STATEMENTS

ii

4.

INFORMATION CONTAINED IN THIS CIRCULAR

ii

•

SUMMARY

1

The Arrangement

1

Parties to the Proposed Transaction

1

The Meeting

2

Recommendation of the Board

4

Reasons for the Arrangement

4

Fairness Opinion

6

Interests of Directors, Executive Officers and Others in the Arrangement

6

The Arrangement Agreement

7

Principal Legal Matters

9

Certain Canadian Federal Income Tax Considerations

10

Certain United States Federal Income Tax Considerations

10

Rights of Dissent

11

•

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING AND VOTING

12

•

INFORMATION CONCERNING THE MEETING AND VOTING

18

Solicitation of Proxies

18

Depositary

18

Appointment of Proxyholders and Revocation of Proxies

18

Time, Place and Record Date

18

Non-Registered Shareholders

19

Exercise of Discretion by Proxyholders

20

Voting Shares and Principal Holders Thereof

20

Shareholder Proposals for the 2008 Annual Meeting

21

•

THE ARRANGEMENT

22

Overview

22

Recommendation of the Board

22

Reasons for the Board's Recommendations

22

Background to the Arrangement

25

TD Securities Fairness Opinion

30

Certain Effects of the Arrangement

31

Effects on the Company if the Arrangement is Not Completed

32

Required Shareholder Approval

33

Arrangement Mechanics

33

Interests of Directors, Executive Officers and Others in the Arrangement

37

Intentions of the Company Directors

39

Sources of Funds for the Arrangement

40

•

THE ARRANGEMENT AGREEMENT

41

Representations and Warranties

41

Conditions Precedent to the Arrangement

42

Conduct of the Company’s Business

44

Other Covenants of the Company

44

Covenants of Acquisition Sub

45

Covenants of the Company Regarding Non-Solicitation

46

Consideration of Alternative Transactions and Opportunity to Match

46

Termination Rights

48

Termination Fee

49

Expense Reimbursement

50

Pre-Acquisition Reorganization

50

•

PRINCIPAL LEGAL MATTERS

51

Court Approval of the Arrangement and Completion of the Arrangement

51

Principal Regulatory Matters

51

8½ Senior Subordinated Notes

52

Stock Exchange De-Listing and Reporting Issuer Status

53

•

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

53

Certain Canadian Federal Income Tax Considerations

53

Certain United States Federal Income Tax Considerations

56

•

RIGHTS OF DISSENTING SHAREHOLDERS

58

•

RISK FACTORS

61

Risks Relating to the Arrangement

61

Risks Relating to the Company

62

•

EXPENSES OF THE ARRANGEMENT

62

•

BENEFITS FROM THE ARRANGEMENT

62

•

COMMITMENTS TO ACQUIRE SHARES

62

•

LEGAL MATTERS

62

•

ELECTION OF DIRECTORS

63

•

APPOINTMENT AND REMUNERATION OF AUDITORS

64

•

EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE MATTERS

64

Executive Compensation

64

Compensation of Directors

72

Minimum Stock Ownership Requirements for Directors and Officers

72

Indebtedness of Directors and Officers

73

Directors' and Officers' Insurance

73

Performance Graph

73

Interest of Management and Others in Material Transactions

74

Statement of Corporate Governance Practices of the Company

74

Board of Directors

74

Board Mandate

75

Position Descriptions

75

Orientation and Continuing Education

75

Ethical Business Conduct

76

Nomination of Directors

76

Board Committees

77

Assessments

78

•

ADDITIONAL INFORMATION

78

•

QUESTIONS AND FURTHER ASSISTANCE

78

•

APPROVAL OF THE COMPANY

79

•

CONSENT OF TD SECURITIES INC.

80

•

GLOSSARY OF TERMS

81

APPENDICES

•

APPENDIX A SPECIAL RESOLUTION OF THE COMPANY SHAREHOLDERS

A-1

•

APPENDIX B ARRANGEMENT AGREEMENT

B-1

•

APPENDIX C TD SECURITIES FAIRNESS OPINION

C-1

•

APPENDIX D PLAN OF ARRANGEMENT

D-1

•

APPENDIX E INTERIM ORDER

E-1

•

APPENDIX F APPLICATION FOR INTERIM AND FINAL ORDER

F-1

•

APPENDIX G SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

G-1

•

APPENDIX H POSITION DESCRIPTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY

H-1

•

APPENDIX I MANDATE OF THE BOARD OF DIRECTORS OF THE COMPANY

I-1

•

APPENDIX J POSITION DESCRIPTION OF THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

J-1

INTERTAPE POLYMER GROUP INC.
MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company. The accompanying form of proxy is for use at the Meeting and at any adjournment(s) or postponement(s) of the Meeting and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Circular can be found on page 81 of this Circular. All capitalized terms herein that are not otherwise defined have the meaning ascribed to them in the Glossary of Terms.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Company is a corporation existing under the laws of Canada with its head offices situated in the Province of Québec and the State of Florida. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the Exchange Act are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under the Exchange Act and U.S. corporate and securities laws. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under U.S. corporate and securities laws relating to U.S. corporations.

Certain of the financial information included or incorporated by reference in this Circular has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus may not be comparable to financial information of United States companies.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company and Acquisition Sub exist under the laws of Canada and that some or all of their respective officers and directors are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. You may not be able to sue a Canadian company or its respective officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its Affiliates to subject themselves to a judgment by a U.S. court.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Certain information concerning the income tax consequences of the Arrangement to Shareholders is set forth in "Certain Tax Considerations for Shareholders—Certain Canadian Federal Income Tax Considerations" and "Certain Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations" in this Circular. Shareholders should be aware that the transactions contemplated in this Circular may have tax consequences in Canada, the U.S., and any other jurisdiction in which a Shareholder is subject to income taxation. Such consequences may not be described fully in this Circular.

CURRENCY

Except where otherwise indicated, all dollar amounts set forth in this Circular are expressed in U.S. dollars and "$" and "US$" shall mean U.S. dollars. The following table sets forth (i) the noon rates for the Canadian dollar, expressed in Canadian dollars (Cdn$) per U.S. dollar, in effect at the end of the periods indicated, (ii)the average noon rates for such periods, (iii) the high noon rates for such periods, and (iv) the low noon rates for such periods, in each case based on the rates quoted by the Bank of Canada.

(i)

Canadian Dollar per U.S. Dollar	January 1, 2007 through May 24, 2007	Year Ended December 31,
		2006	2005	2004
Noon rate at end of period	1.0841	1.1651	1.1659	1.2036
Average noon rate for period	1.1523	1.1345	1.2116	1.3015
High noon rate for period	1.1853	1.1733	1.2704	1.3968
Low noon rate for period	1.0818	1.0989	1.1507	1.1774

On May 24, 2007, the rate of exchange was Cdn$1.0841 equals $1.00, based on the noon rate as quoted by the Bank of Canada.

FORWARD-LOOKING STATEMENTS

This Circular and the information incorporated in this Circular by reference contain "forward-looking statements" within the meaning of applicable securities laws. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition and similar statements concerning the Arrangement and anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan," "judgement" or similar words suggesting future outcomes. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on the Company’s business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including without limitation those described in the Company’s management’s discussion and analysis and in its annual information form under the heading "Risk Factors" and under the heading "Risk Factors" in this Circular. Those risks and uncertainties include the satisfaction of the conditions to consummate the Arrangement, including the approval of the Arrangement Resolution by Shareholders and the Court, the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, the delay of consummation of the Arrangement or failure to complete the Arrangement for any other reason (including the delay or failure to obtain the required approvals or clearances from regulatory authorities), the amount of the costs, fees, expenses and charges related to the Arrangement, adverse factors generally encountered in the industries in which the Company operates, the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases, general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for the Company’s products. Many of these risks and uncertainties can affect the Company’s actual results and could cause its actual results to differ materially from those expressed or implied in any forward-looking statement made by the Company or on its behalf. All forward-looking statements in this Circular are qualified by these cautionary statements. These statements are made as of the date of this Circular and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, the Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities.

INFORMATION CONTAINED IN THIS CIRCULAR

The information in this Circular is given as at May 25, 2007, unless otherwise stated. No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained or incorporated by reference in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by the Company, Acquisition Sub or Parent.

(ii)

All information relating to Acquisition Sub, Parent, or any of their respective Affiliates contained in this Circular has been provided to the Company by those parties. The Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

If you hold Shares through a broker, investment dealer, bank, trust company or other intermediary, you should contact your broker, investment dealer, bank, trust company or intermediary for instructions and assistance in voting and surrendering the Shares that you beneficially own.

(iii)

SUMMARY

The following is a summary of information contained elsewhere in this Circular. This summary is provided for convenience only and this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the appendices and documents or portions of documents incorporated by reference in this Circular. Certain capitalized words and terms used in this summary and the Circular are defined in the Glossary of Terms found on page 81 of this Circular.

The Arrangement

The Arrangement consists of a series of transactions as a result of which, among other things, Parent, through its indirectly wholly-owned subsidiary, Acquisition Sub, will acquire all of the outstanding Shares for $4.76 in cash per Share, subject to applicable withholding taxes, if any. The Company will file the Articles of Arrangement as soon as practicable after the conditions set out in the Arrangement Agreement have been satisfied or waived by the parties and upon obtaining the Final Order, at which time the Arrangement will become effective. See "The Arrangement" in this Circular.

The Arrangement is the result of an extensive, publicly disclosed, strategic review process conducted by the Board with the advice of financial and legal advisors and, in the Board's view, is the best option available to the Company and the Shareholders at this time.

In the event the Arrangement is not completed, management of the Company expects that, based upon the current outlook for the business, the Company will be required to raise additional capital to reduce its current leverage and/or seek further amendments to its Credit Agreement. Sources of funding for the Company’s financing requirements may include additional or new bank financing, public offerings or private placements of equity or debt securities, capital contributions from Shareholders and/or disposition of assets. Any issuance of equity or equity-related securities may be highly dilutive to existing Shareholders. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company and within the limitations contained in the Credit Agreement. Obtaining further amendments to the Company’s covenants under the Credit Agreement on terms acceptable to the Company cannot be assured given the Company’s recent financial results (including the results for the first quarter of 2007) and the fact that the Company’s covenants were amended on two prior occasions during 2006. To obtain any required amendment, if available, the Company may have to incur additional significant one-time amendment fees, pay higher interest expenses (either on a permanent or temporary basis) and be further restricted with respect to its operations. See "The Arrangement” —  Effects on the Company if the Arrangement is Not Completed” and “Risk Factors” in this Circular.

Parties to the Proposed Transaction

Intertape Polymer Group Inc.

The Company is a corporation existing under the laws of Canada with head offices situated in the Province of Québec and the State of Florida. The Company is a recognized leader in the development and manufacturing of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. The Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Intertape Polymer Inc.

Intertape Polymer Inc. a corporation existing under the laws of Canada with its head office situated in the Province of Québec. It is a wholly-owned subsidiary of the Company.

ECP GP II Inc.

ECP GP II Inc. a corporation existing under the laws of Canada with its head office situated in the Province of Ontario. It is a wholly-owned subsidiary of Intertape Polymer Inc.

4398009 Canada Inc.

4398009 Canada Inc. ("Acquisition Sub") was incorporated under the laws of Canada on April 30, 2007. Acquisition Sub is a wholly-owned subsidiary of Parent, has no assets and was organized solely for the purpose of entering into the Arrangement Agreement and consummating the Arrangement. Acquisition Sub has not carried on any activities to date other than activities related to its formation and in connection with the Arrangement. Acquisition Sub has advised the Company that, as of May 1, 2007, it did not own or exercise control over any Shares.

Tape Holdings Inc.

Tape Holdings Inc. ("Parent") is a Delaware corporation formed by Littlejohn Fund III, L.P. Parent was organized solely for the purpose of entering into the Arrangement Agreement and consummating the Arrangement. Parent has not carried on any activities to date other than activities related to its formation and in connection with the Arrangement. Parent has advised the Company that, as of May 1, 2007, it did not own or exercise control over any Shares.

Littlejohn & Co., LLC

Founded in 1996, Littlejohn & Co., LLC is a Greenwich, CT based control-oriented private equity firm seeking investment opportunities in the middle market sector that are undergoing a fundamental change in capital structure, strategy, operations or growth that can benefit from its operational and strategic approach. The firm is currently investing from Littlejohn Fund III, L.P. ("Littlejohn"), which has $850 million in capital commitments. Littlejohn has advised the Company that, as of May 1, 2007, it did not own or exercise control over any Shares.

The Meeting

Time, Place and Record Date

The Meeting will take place on June 26, 2007 at 4:00 p.m. (Montreal time), at Hotel Omni Mont Royal, 1050 Sherbrooke Street West, Montreal, Québec, Canada. All Registered Shareholders as of the close of business on May 25, 2007 (the "Record Date") are entitled to receive notice of and attend, and to vote at, the Meeting or any adjournments or postponements of the Meeting. As of the Record Date, there were 40,986,940 Shares outstanding and entitled to vote at the Meeting. For additional information, see "Information Concerning the Meeting and Voting – Solicitation of Proxies”.

Voting Items

At the Meeting, Shareholders will be asked to vote on:

the Arrangement Resolution as required by the CBCA and the Interim Order, in the form attached as Appendix A to this Circular. If Shareholders approve the Arrangement Resolution and the other closing conditions under the Arrangement Agreement are satisfied or waived, including the issuance of the Final Order by the Court, Parent, through its indirect wholly-owned subsidiary, Acquisition Sub, will acquire all of the outstanding Shares for a price equal to $4.76 in cash per Share pursuant to the Arrangement, subject to applicable withholding taxes, if any;

the election of directors of the Company who will serve until the next annual shareholders’ meeting or until their successors are elected or appointed;

the appointment of the auditors of the Company who will serve until the next annual shareholders’ meeting or until their successors are elected or appointed and the authorization of the directors to fix their remuneration; and

any other business as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.

Vote Required to Approve the Arrangement

Pursuant to the Interim Order, the Arrangement Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

See "The Arrangement – Required Shareholder Approval” in this Circular.

Registered and Non-Registered Shareholders

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. However, in accordance with applicable securities laws, the Company is distributing copies of the Meeting Materials to certain Intermediaries for onward distribution to Non-Registered Shareholders. Non-Registered Shareholders may direct their Intermediaries to vote the Shares beneficially owned by them in accordance with their instructions. If you are a Non-Registered Shareholder and your Shares are held on your behalf in the name of an Intermediary, please see "Information Concerning the Meeting and Voting – Non-Registered Shareholders" in this Circular.

Voting, Proxies and Revocation

If you are a Registered Shareholder, there are two ways to vote your Shares. You may vote in person at the Meeting or you may vote by submitting your proxy in accordance with the instructions contained in the enclosed form of proxy. For instructions on how to execute your proxy, see "Information Concerning the Meeting and Voting – Appointment of Proxyholders and Revocation of Proxies" in this Circular.

If you abstain from voting or fail to vote, the votes represented by your Shares will not be taken into account in determining whether the Arrangement Resolution, the election of directors and the appointment of auditors and the authorization for their remuneration have been approved by the requisite majorities.

Shares represented by properly executed proxies will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Shares represented by properly executed proxies will be voted accordingly. If no choice is specified with respect to such matter, the persons designated in the accompanying form of proxy will vote the Shares covered by such proxy: (i) FOR the Arrangement Resolution, see "The Arrangement" (ii) FOR the election of the nominees for directors set forth in this Circular, see "Election of Directors"; and (iii) FOR the appointment of the auditors set forth in this Circular at a remuneration to be fixed by the Board, see "Appointment and Remuneration of Auditors".

A Shareholder who has given a proxy may revoke a proxy by depositing an instrument in writing executed by the Shareholder or the Shareholder’s attorney authorized in writing or by transmitting, by electronic or telephonic means, a revocation that is signed, in each case, that is received:

•

at the registered office of the Company being at 1155 René-Lévesque Blvd West, Suite 4000, H3B 3V2, at any time up to and including on the last Business Day preceding the day of the Meeting, or any adjournment(s) of the Meeting, or

•

with the Chairman of the Meeting, on the day of the Meeting or any adjournment thereof but prior to the use of the proxy at the Meeting, or

•

in any other way permitted by law.

See "Information Concerning the Meeting and Voting – Exercise of Discretion by Proxyholders" in this Circular.

Recommendation of the Board

After careful consideration by the Board, the Board (with Mr. McSween abstaining from voting due to his continuing employment with the Company following the completion of the Arrangement), having received financial and legal advice, has unanimously approved the Arrangement and has determined that it would be in the best interests of the Company and its Shareholders for the Arrangement to be submitted to its Shareholders for their approval at the Meeting. Accordingly, the Board unanimously (with Mr. McSween abstaining from voting due to his continuing employment with the Company following the completion of the Arrangement) recommends that Shareholders vote FOR the Arrangement Resolution.

In considering the best interests of the Company, the Board also took into account the potential effects of the Arrangement on its business having regard to the implications for other stakeholders, including the employees and customers of the Company.

Reasons for the Arrangement

The Board reviewed and considered the proposed Arrangement with the benefit of advice from its financial and legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Board (with Mr. McSween abstaining from voting due to his continuing employment with the Company following completion of the Arrangement) that Shareholders vote FOR the Arrangement Resolution:

High Financial Leverage, Lack of Financial Flexibility and Requirement for Capital. The current leverage of the Company will increase the risk that the Company will be limited in its ability to fund future capital expenditures, working capital and other general corporate requirements; will limit the funds available to the Company for its existing operations and any future business opportunities; and will limit the Company’s flexibility in planning for, or reacting to, changes in its business and its industry.

Significant Business Risk. The Company has experienced significant pressures on its business over the past year including limited ability to pass on increasing raw material costs to customers, softening demand in the US residential construction sector and increased offshore competition.

Consideration of All Other Alternatives. The Arrangement is the result of an extensive, publicly disclosed, strategic review process conducted by the Board with the advice of financial and legal advisors and, in the Board's view, is the best option available to the Company and the Shareholders at this time.

Immediate Value and Liquidity. The consideration to be paid pursuant to the Arrangement is all cash.

Value Enhancement. The offered price of $4.76 per Share represents a premium of approximately 5.5% over the volume weighted average trading price for the Shares on the New York Stock Exchange during the period of 30 trading days ended on May 1, 2007, the last day of trading prior to announcement of the Arrangement.

Fairness Opinion. The Fairness Opinion from TD Securities concluding that, as of May 1, 2007 the date of the opinion, and subject to the assumptions, limitations and other considerations in the Fairness Opinion, the $4.76 consideration to be received by Shareholders (other than Shareholders entering into employment arrangements with, or with continuing equity interests in, Parent or its Affiliates) in connection with the Arrangement, was, as of the date of the Fairness Opinion, fair, from a financial point of view, to such Shareholders.

Ability to Respond to Superior Proposals. The terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal and the Board may consider and accept a Superior Proposal, provided the Company complies with the terms of the Arrangement Agreement (including payment of the Termination Fee in certain circumstances).

Credibility of Parent. Parent was formed by Littlejohn to carry out the Arrangement. Littlejohn is a credible private equity firm and it has the financial capability and experience to support Parent to complete the Arrangement.

Likelihood of Completion. The Board also considered the likelihood that the conditions to Parent’s and Acquisition Sub’s obligation to complete the Arrangement, including the fact that the Arrangement does not include a financing condition, will be satisfied. In addition, the Board considered the nature of the approvals and third party consents required to be obtained as a condition to complete the Arrangement, and the likelihood of obtaining such approvals and consents.

Shareholder Approval. The Arrangement Resolution must be approved by the affirmative vote of Shareholders representing not less than 66 2/3% of the Shares represented at the Meeting.

Court Approval. The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

Availability of Dissent Rights. Shareholders who oppose the Arrangement Resolution may, upon compliance with certain conditions, exercise the right of dissent in connection with the Arrangement and be paid fair value for their Shares as determined by the Court.

For a more detailed description of the factors considered by the Board in reaching its conclusions, see "The Arrangement – Background to the Arrangement” and “The Arrangement – Recommendation of the Board" in this Circular.

Fairness Opinion

TD Securities Inc. ("TD Securities"), the financial advisor retained by the Board in connection with its consideration of the Arrangement, prepared the Fairness Opinion. Shareholders are urged to read the Fairness Opinion, the full text of which is attached as Appendix C to this Circular, carefully and in its entirety. Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the Fairness Opinion, TD Securities advised the Board that, in its opinion, as at May 1, 2007, the date of the opinion, the consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders (other than Shareholders entering into employment arrangements with, or with continuing equity interests in, Parent or its Affiliates). See "The Arrangement – TD Securities Fairness Opinion" in this Circular.

Interests of Directors, Executive Officers and Others in the Arrangement

In considering the recommendations of the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Board, officers and other employees of the Company have certain interests in the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with other matters described under "The Arrangement – Interests of Directors, Executive Officers and Others in the Arrangement” in this Circular.

On February 20, 2007, the Board approved transaction bonuses for six of the key employees that were involved in the strategic alternatives process undertaken by the Company. These transaction bonuses intended to compensate and retain management through a time of instability of the Company and in circumstances where their efforts and performance are unlikely to be rewarded through a performance bonus. Upon the successful completion of the Arrangement, an aggregate of $540,000 will be paid to Victor DiTommaso, the Company's Vice President, Finance and Treasurer, William A. Barnes, the Company's Vice President, Engineered Coated Products and Janice Loppe. Further, as will be determined by the Board, an aggregate of up to $600,000 will be paid to H. Dale McSween, a director of the Company and its Interim Chief Executive Officer and Secretary, Gregory A. Yull, the Company's President, Distribution Products, and to Jim Bob Carpenter, the Company's Executive Vice President, Global Sourcing.

The vesting of a total of 654,684 unvested Options, including 407,058 Options (of which, none is in the money) held by directors and executive officers of the Company, will be accelerated in accordance with the terms of the ESOP and a resolution of the Board prior to completion of the Arrangement, which will allow these individuals to participate in the Arrangement in respect of such Options. Pursuant to the Arrangement, any Options that have not been exercised prior to the Effective Time shall, without any further action by or on behalf of the holder, cease to be exercisable and be cancelled in exchange for a cash payment from Amalco (the successor of the Company) in an amount (if any) equal to (i) the product of the number of Shares underlying the Options held by such holder and $4.76, less (ii) the aggregate exercise price payable under such Options by the holder to acquire the Shares underlying such Options, less applicable withholdings, if any. See "The Arrangement – Interests of Directors, Executive Officers and Others in the Arrangement – Share Capital and Options" in this Circular.

The Company entered into change of control agreements as of January 2001 with each of Messrs. H. Dale McSween, William A. Barnes, Jim Bob Carpenter, Burgess Hildreth, Shawn Nelson, and Gregory A. Yull, and, as of January 2004 with Victor DiTommaso, as of October 2004 with Kevin Jewell, Michael Young, Douglas Nalette, Roy Van Essendelft and Shane Betts and in 2006 with Joseph Tocci. These agreements provide that if, within a period of six months after a change of control of the Company, (a) the executive voluntarily terminates his employment with the Company, or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive’s remuneration at the effective date of such resignation or termination, depending on his seniority. Completion of the Arrangement would result in a change of control for the purposes of these agreements and, as such, termination of these officers’ and employees’ employment within the specified time following the completion of the Arrangement would trigger these agreements. Each of H. Dale McSween, Gregory A. Yull, Shawn Nelson, Joseph Tocci, Douglas Nalette, Victor DiTommaso, William A. Barnes and Burgess Hildreth has entered into an employment term sheet and an equity incentive program term sheet with Parent, that provides, amongst other things, for employment with Parent following the completion of the Arrangement (without an increase in salary) and the right to purchase restricted common shares (representing approximately, in the aggregate, 3.90% of the shares outstanding on the Effective Date) as part of an equity incentive program. Each of these individuals has agreed to waive his entitlement to any change of control payments under his existing agreements with the Company. See "The Arrangment – Interests of Directors, Executive Officers and Others in the Arrangement — Change of Control Agreements" and "Executive Compensation and Corporate Governance Matters — Executive Employment Contracts and Change of Control Agreements" in this Circular.

Parent has agreed to continue indemnification arrangements and director' and officers' liability insurance for the present and former directors and officers of the Company with respect to matters occurring prior to the Effective Time, which insurance will remain in place for a period of six years from the Effective Time.

The Arrangement Agreement

The following is a summary of certain material terms of the Arrangement Agreement. Shareholders should read the more detailed summary contained elsewhere in this Circular. See "The Arrangement Agreement" and the full text of the Arrangement Agreement attached as 0 to this Circular.

Conditions to Completion of the Arrangement

The implementation of the Arrangement is subject to the satisfaction of a number of conditions some of which may only be waived by both of the Company and Parent, at or before the Effective Date, including:

•

the Arrangement Resolution having been approved by the Shareholders at the Meeting;

•

the Interim Order and the Final Order each having been obtained in a form satisfactory to the Company and Parent acting reasonably;

•

receipt of Regulatory Approvals on terms and conditions satisfactory to Parent acting reasonably;

•

no Governmental Authority shall have enacted, issued, enforced or entered any Law which is then in effect that makes the Arrangement illegal or otherwise prevents, prohibits or enjoins the consummation of the Arrangement;

•

there shall not be pending any suit, action or proceeding by any Person seeking to prohibit or restrict, namely, the consummation of the Arrangement which, if successful, in the judgement of Parent is reasonably likely to have a Material Adverse Effect on the Company;

•

during the Pre-Effective Date Period, no Material Adverse Effect with respect to the Company having occurred or any event that would reasonably be expected to have a Material Adverse Effect on the Company;

•

the Company shall have: (i) deferred the separation of the Rights under the Rights Plan, and (ii) waived or suspended the operation of or otherwise rendered the Rights Plan inoperative in respect of the transactions contemplated in the Arrangement Agreement, to the satisfaction of Parent, acting reasonably; and

•

the aggregate number of Shares held, directly or indirectly, by Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Shares.

See "The Arrangement Agreement — Condition Precedent to the Arrangement " in this Circular.

Termination of the Arrangement Agreement

The Company and Parent may terminate by mutual written consent the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either the Company or Parent (and, in certain circumstances, only one of these parties) may terminate the Arrangement Agreement and abandon the Arrangement any time prior to the Effective Time if certain specified events occur. These events include:

subject to the Right to Match, the Company proposes to or does enter into an agreement with respect to a Superior Proposal;

subject to the notice and cure provisions of the Arrangement Agreement, either party breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement; and

the Board withdraws, modifies, changes or qualifies, its approval or recommendation of the Arrangement Agreement or the transactions contemplated thereby in a manner adverse to Parent or makes a public announcement to that effect or the Board recommends or approves, or publicly proposes to recommend or approve an Acquisition Proposal or makes a public announcement to that effect.

See "The Arrangement Agreement — Termination Rights" in this Circular.

Termination Fee Payable by the Company

The Arrangement Agreement provides that the Company will pay to Parent the Termination Fee less any amounts actually paid or required to be paid by the Company to Parent for reimbursement of expenses (as described below) if the Arrangement Agreement is terminated in certain circumstances, including but not limited to those described above.

See "The Arrangement Agreement — Termination Fee" in this Circular for a more detailed description of the circumstances in which the Termination Fee is payable.

Termination Fee Payable by Acquisition Sub

The Arrangement Agreement provides that Acquisition Sub will pay to the Company the Termination Fee if the Arrangement Agreement is terminated in certain circumstances, including but not limited to the second event described above. This obligation is guaranteed by Littlejohn pursuant to the Guarantee.

See "The Arrangement Agreement — Termination Fee" and "The Arrangement — Sources of Funds for the Arrangement — Guarantee" in this Circular for a more detailed description of the circumstances in which a Termination Fee is payable and the guarantee offered by Littlejohn.

Reimbursement of Expenses

The Arrangement Agreement also provides that the Company will pay to Parent reasonable documented expenses of Parent and its Affiliates incurred in connection with the transactions contemplated by the Arrangement Agreement (up to a maximum of $1.5 million) if the Arrangement Agreement is terminated in certain circumstances.

See "The Arrangement Agreement — Expense Reimbursement" in this Circular.

Principal Legal Matters

Court Approval and Completion of the Arrangement

The Arrangement requires Court approval under the CBCA. The court proceeding necessary to obtain that approval was commenced on May 23, 2007 by the Application for Interim and Final Order (the "Application") in the Court. The Application is set forth in Appendix F to this Circular. On May 24, 2007, prior to the mailing of this Circular, the Interim Order was granted providing for the calling and holding of the Meeting and certain other procedural matters. A copy of the Interim Order is set forth in Appendix E to this Circular.

Subject to the requisite approval of the Arrangement Resolution by the Shareholders, a hearing is expected to occur at 9:00 a.m. (Montreal time) on June 27, 2007 in the Court at 2800, Saint-Martin Blvd West, Laval, Québec H7T 2S9. At that hearing, an application will be made to the Court for the Final Order. The Court, in hearing the motion for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement.

Assuming that the Final Order is granted, and the other conditions to closing in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

See "Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement" in this Circular.

HSR Act

The HSR Act provides that transactions such as the Arrangement may not be completed until certain information has been submitted to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and certain waiting period requirements have been satisfied. On May 21, 2007, the Company and Parent filed their Notification and Report Forms pursuant to the HSR Act with the Antitrust Division and the U.S. Federal Trade Commission and requested early termination of the waiting period.

See "Principal Legal Matters — Principal Regulatory Matters — HSR Act" in this Circular.

Investment Canada Act

Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada. As the controlling persons of Acquisition Sub are non-Canadian and the acquisition of control of the Company contemplated by the Arrangement exceeds the relevant monetary thresholds, the transaction contemplated by the Arrangement is a Reviewable Transaction.

See "Principal Legal Matters — Principal Regulatory Matters — Investment Canada Act" in this Circular.

Certain Canadian Federal Income Tax Considerations

Residents of Canada

A Resident Shareholder, other than a Dissenting Shareholder, will not realize any capital gain (or capital loss) in respect of the disposition of Shares on the Amalgamation.

Generally, a Resident Shareholder who holds Amalco Common Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Amalco Common Shares to the Resident Shareholder and any reasonable costs of disposition.

Non-Residents of Canada

A Non-Resident Shareholder generally will not realize any capital gain (or capital loss) in respect of the disposition of Shares on the Amalgamation. Any capital gain realized by a Non-Resident Shareholder upon such holder's disposition of Amalco Common Shares generally will not be subject to Canadian federal income tax unless such Amalco Common Shares represent taxable Canadian property to such Non-Resident Shareholder and do not constitute treaty-protected property.

The foregoing is only a brief summary of the Canadian federal income tax consequences of the Arrangement applicable to Resident Shareholders and Non-Resident Shareholders. Shareholders should read carefully the information in the Circular under the heading "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations", which qualifies the summary set forth above. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Certain United States Federal Income Tax Considerations

U.S. Holders

The receipt of cash under the Arrangement by a U.S. holder (as defined under the heading "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations") of Amalco Common Shares will be a taxable transaction for United States federal income tax purposes. As a result, a U.S. holder of Shares generally will recognize gain or loss in an amount equal to the difference between the holder’s adjusted tax basis in the Shares transferred in the Arrangement and the amount of the cash received in the Arrangement. This gain or loss will generally be treated as a capital gain or loss if the U.S. holder held the Shares as a capital asset and will be long-term capital gain or loss if the U.S. holder the Shares for more than one year as of the date of the Effective Time of the Arrangement.

Non-U.S. Holders

A non-U.S. holder (as defined under the heading "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations") of Shares generally will not be subject to United States federal income tax on any gain recognized in respect of the Shares transferred in the Arrangement unless (a) the gain is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), or (b) the non-U.S. holder is an individual who has been present in the United States for 183 days or more in the taxable year of the Arrangement and certain other conditions are satisfied.

The foregoing is a brief summary of United States federal income tax consequences only. Shareholders should read carefully the information in the Circular under the heading "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations", which qualifies the summary set forth above. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Rights of Dissent

Shareholders who do not vote for the Arrangement Resolution will be granted Dissent Rights and may seek appraisal of the fair value of their Shares if the Arrangement is completed, but only if they comply with the Dissent Procedures under the CBCA, as amended by the terms of the Plan of Arrangement and the Interim Order, which are summarized under the heading "Rights of Dissenting Shareholders". The appraisal amount that a Dissenting Holder could be entitled to receive following the exercise of its Dissent Rights could be more than, the same as, or less than the amount a Shareholder is entitled to receive under the terms of the Arrangement. A Shareholder who wishes to exercise Dissent Rights must provide to Acquisition Sub c/o Osler, Hoskin & Harcourt LLP, 1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, H3B 4W5 Attn. Warren Katz, facsimile number (514) 904-8101 and to the Company at 1155 René-Lévesque Blvd West, Suite 4000, Montreal, Québec, H3B 3V2, Attn: Secretary, facsimile number (514) 397-3610, prior to 5:00 p.m. (Montreal time) on June 20, 2007, the date that is two Business Days before the Meeting, (or any postponement(s) or adjournment(s) of the Meeting), a written objection to the Arrangement Resolution and otherwise comply with the Dissent Procedures. A Shareholder’s failure to follow exactly the Dissent Procedures specified under the CBCA, as amended by the terms of the Plan of Arrangement, and the Interim Order will result in the loss of Dissent Rights. Shareholders considering exercising Dissent Rights should seek the advice of their own legal counsel. It is a condition to Parent’s obligation to complete the Arrangement that Dissent Rights shall not have been exercised by Shareholders holding more than 10% of the outstanding Shares. For further information, see "Rights of Dissenting Shareholders" in this Circular.

FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING AND VOTING

Q:

What am I voting on?

A:

Shareholders are voting on the Arrangement Resolution approving the Arrangement (the full text which is set forth in Appendix A of this Circular), which, among other things, will result in the acquisition by Parent, through its directly or indirectly wholly-owned subsidiary, Acquisition Sub, of all of the outstanding Shares at a price of $4.76 in cash per Share pursuant to the Arrangement, subject to applicable withholding taxes, if any. You are also being asked to vote on the election of the nominees for directors of the Company set forth in this Circular, see "Election of Directors", to vote on the appointment of the auditors of the Company set forth in this Circular and to authorize the Board to fix their remuneration, see "Appointment and Remuneration of Auditors", and to approve the transaction of any other business that may properly come before the Meeting or any adjournments or postponements of the Meeting.

Q:

When and where is the Meeting?

A:

The Meeting will take place on June 26, 2007 at 4:00 p.m. (Montreal time), at Hotel Omni Mont Royal, 1050 Sherbrooke Street West, Montreal, Québec, Canada.

Q:

Who is soliciting my proxy?

A:

Your proxy is being solicited by management of the Company. This Circular is furnished in connection with that solicitation. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone or other communication by directors, officers and employees of the Company without special compensation. Georgeson is acting as the Company’s proxy solicitation agent, for which it will be paid a fee of up to Cdn$90,000 plus out-of-pocket expenses, plus a "per call" fee for each telephone call made by Shareholders to Georgeson or by Georgeson to Shareholders in connection with the solicitation. The total cost of the solicitation will be borne by the Company.

Q:

Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:

Shareholders of record as of the close of business on May 25, 2007, the Record Date for the Meeting, are entitled to receive notice of and to attend and vote at the Meeting, or any adjournments or postponements of the Meeting.

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. However, in accordance with applicable securities laws, the Company is also distributing copies of the Meeting Materials to certain Intermediaries for onward distribution to Non-Registered Shareholders. Non-Registered Shareholders can direct their Intermediaries to vote the Shares beneficially owned by them in accordance with their instructions. If you are a Non-Registered Shareholder and your Shares are held on your behalf in the name of an Intermediary, please see "Information Concerning the Meeting and Voting — Non-Registered Shareholders" in this Circular.

The presence, in person, of at least three persons holding or representing by proxy at least ten percent (10%) of the Shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

Q:

How many Shares are entitled to vote?

A:

As of May 25, 2007, there were 40,986,940 Shares outstanding and entitled to vote at the Meeting.

Q:

How do I vote?

A:

There are two ways that you can vote your Shares if you are a Registered Shareholder. You may vote in person at the Meeting or you may vote by mail in accordance with the instructions contained in the enclosed form of proxy. The persons named in the proxy or some other person you choose, who need not be a Shareholder, may be appointed by you to represent you as proxyholder and vote your Shares at the Meeting. If your Shares are held in the name of an intermediary, please see the information under "Information Concerning the Meeting and Voting — Non-Registered Shareholders".

Q:

What if I plan to attend the Meeting and vote in person?

A:

If you are a Registered Shareholder and plan to attend the Meeting and vote your Shares in person, you may vote in accordance with the procedures outlined in the form of proxy and revoke your proxy in person at the Meeting. If you vote in accordance with the procedures outlined in the form of proxy and do not revoke your proxy in person at the Meeting, your vote (as set out in your proxy) will be taken and counted at the Meeting. Please register with the Transfer Agent upon arrival at the Meeting. If your Shares are held in the name of a nominee, please see the information under "Information Concerning the Meeting and Voting — Non-Registered Shareholders".

Q:

What if I sign the form of proxy enclosed with this Circular?

A:

Signing the enclosed form of proxy gives authority to Michael L. Richards or H. Dale McSween, each of whom is a director of the Company, or to another person you have appointed, to vote your Shares at the Meeting.

Q:

Can I appoint someone other than these directors to vote my Shares?

A:

Yes. Write the name of this person, who need not be a Shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of the Transfer Agent.

Q:

What do I do with my completed proxy if I am voting by mail?

A:

Return it to the Transfer Agent so that it arrives not later than 4:00 p.m. (Montreal time) on June 21, 2007. This will ensure your vote is recorded.

Q:

If I change my mind, can I take back my proxy once I have given it?

A:

Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the Shareholder is a corporation, by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the registered office of the Company no later than 5:00 p.m. (Montreal time) on the last Business Day preceding the day of the Meeting or to the Chairman on the day of the Meeting, or any adjournment of the Meeting.

Q:

How will my Shares be voted if I give my proxy?

A:

The person named on the form of proxy must vote your Shares for or against the Arrangement Resolution, for or withhold from voting for the election of the nominees for directors of the Company set forth in this Circular, see "Election of Directors", to vote for or withhold from voting for the appointment of the auditors of the Company set forth in this Circular and to authorize the Board to fix their remuneration, see "Appointment and Remuneration of Auditors" or abstain from voting your Shares, in accordance with your directions. In the absence of such directions, however, your Shares will be voted FOR the Arrangement Resolution, FOR all nominees for directors of the Company set forth in this Circular and FOR the appointment of the auditors of the Company set forth in this Circular and to authorize the directors to set their remuneration.

Q:

What if amendments are made to these matters or if other matters are brought before the Meeting?

A:

The person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special and Annual Meeting of Shareholders and with respect to other matters that may properly come before the Meeting.

As at the time of printing this Circular, management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:

How will the votes be counted?

A:

CIBC Mellon Trust Company, the Company’s Canadian transfer agent, will count and tabulate the proxies.

Q:

What will I receive in the Arrangement?

A:

If the Arrangement is completed, you will be entitled to receive $4.76 in cash for each outstanding Share that you own as of the Effective Time of the Arrangement, subject to applicable withholding taxes, if any. The cash payment is payable in U.S. dollars only.

Q:

I hold Options. What will I receive in the Arrangement?

A:

If you do not exercise your Options prior to the Effective Time, your Options will cease to be exercisable and be cancelled in exchange for a cash payment from Amalco (the successor of the Company) in an amount, if any, equal to (i) the product of the number of Shares underlying the Options held by you and $4.76, less (ii) the aggregate exercise price payable under such Options by you to acquire the Shares underlying such Options, the whole less any applicable withholding taxes, if any.

Q:

How does the $4.76 per Share consideration compare to the market price of the Shares?

A:

The offered price of $4.76 per Share, represents a premium of approximately 5.5% over the volume weighted average trading price for the Shares on the NYSE, during the period of 30 trading days ended on May 1, 2007, the last day of trading prior to the announcement of the Arrangement.

Q:

What vote is required at the Meeting to approve the Arrangement Resolution?

A:

The Arrangement Resolution must be passed by the affirmative vote of at least 66⅔% of the votes cast at the Meeting by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting.

Q:

What is the Recommendation of the Board?

A:

The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:

Why is the Board making this Recommendation?

A:

The Arrangement is the result of an extensive, publicly disclosed, strategic review process conducted by the Board with the advice of financial and legal advisors and, in the Board's view, is the best option available to the Company and the Shareholders at this time.

In reaching its conclusion that the Arrangement is in the best interests of the Company, the Board considered and relied upon a number of factors, including those described under the headings "The Arrangement — Reasons for the Board’s Recommendations".

Q:

What will happen if the Arrangement is not Completed?

A:

In the event the Arrangement is not completed, management of the Company expects that, based upon the current outlook for the business, the Company will be required to raise additional capital to reduce its current leverage and/or seek further amendments to its Credit Agreement. Any issuance of equity or equity-related securities may be highly dilutive to existing Shareholders. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company and within the limitations contained in the Credit Agreement. Obtaining further amendments to the Company’s covenants under the Credit Agreement on terms acceptable to the Company cannot be assured given the Company’s recent financial results (including the results for the first quarter of 2007) and the fact that the Company’s covenants had recently been amended on two prior occasions during 2006. To obtain any required amendment, if available, the Company may have to incur additional one-time amendment fees, pay higher interest expense (either on a permanent or temporary basis) and be further restricted with respect to its operations. See "The Arrangement — Effects on the Company if the Arrangement is Not Completed" in this Circular.

Q:

In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:

Yes, the Arrangement requires the approval of the Court by way of the Final Order and also is subject to the receipt of certain anti-trust, foreign investment and other regulatory approvals in the United States and Canada. See "Principal Legal Matters — Principal Regulatory Matters" in this Circular.

Q:

Do any of the Company’s executive officers and Directors have any interest in the Arrangement that are different from, or in addition to, those of Shareholders?

A:

Yes. Certain executive officers and directors of the Company have interests in the Arrangement that are different from, or in addition to, those of Shareholders. These interests relate principally to the Options they hold, their continued employment following the completion of the Arrangement and the obligation of indemnification and continuation of insurance. See "The Arrangement — Interests of Directors, Executive Officers and Others in the Arrangement" in this Circular.

Q:

Will the Shares continue to be listed on the NYSE and the TSX after the Arrangement?

A:

No. The Shares will be de-listed from the NYSE and the TSX as soon as practicable after the Arrangement is completed.

Q:

Should I send my share certificates now?

A:

You are not required to send the certificates representing your Shares to validly cast your vote in respect of the Arrangement Resolution. However, after the Arrangement is approved and completed, you will be required to send your share certificates together with the Letter of Transmittal accompanying this Circular in order to receive consideration for your Shares.

Q:

When can I expect to receive consideration for my Shares?

A:

As soon as practicable after the completion of the Arrangement and the receipt by the Depositary from you of a properly completed Letter of Transmittal together with the certificate(s) representing your Shares and all other required documents, the Depositary will make a payment to you in the amount of the Purchase Price multiplied by the number of Shares deposited, less applicable withholding taxes, if any. If you hold your Shares through an Intermediary, that Intermediary will need to be instructed to surrender your Shares in exchange for your consideration following completion of the Arrangement. See "The Arrangement — Arrangement Mechanics" in this Circular.

Q:

When will the Arrangement be implemented?

A:

The Company and Parent will implement the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted). The closing is currently expected to occur at the end of the Company’s second quarter of 2007 or early in the Company’s third quarter of 2007. Because the Arrangement is subject to a number of conditions, some of which are beyond the Company’s and Parent’s control, the exact timing of implementation of the Arrangement cannot be predicted.

Q:

What are the tax consequences of the Arrangement to me?

A:

Your receipt of the consideration under the Arrangement in exchange for your Shares will be a taxable transaction for Canadian and United States federal income tax purposes (and may also be a taxable transaction under other applicable tax laws). For further information on certain tax consequences of the Arrangement, see "Certain Tax Considerations for Shareholders" in this Circular. Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable Canadian federal, United States federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement.

Q:

Am I entitled to Dissent Rights?

A:

Pursuant to the Interim Order, Registered Shareholders have a right to dissent in respect of the Arrangement Resolution. Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Shares. This amount may be the same as, more than or less than the $4.76 offered under the Arrangement. If you are a Registered Shareholder and wish to dissent, you must provide written notice to the Company and Acquisition Sub at or before 5:00 p.m. (Montreal time) on June 20, 2007, the date that is two Business Days before the Meeting (or on the Business Day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Rights of Dissenting Shareholders" in this Circular. A Registered Shareholder’s failure to strictly comply with the Dissent Procedures specified under the CBCA, as amended by the terms of the Plan of Arrangement, the Interim Order, and the Final Order, will result in the loss of Dissent Rights. Only Registered Shareholders may exercise Dissent Rights.

Q:

What will happen to the Shares that I currently own after completion of the Arrangement?

A:

Upon completion of the Arrangement, each Share will be deemed to become an Amalco Common Share and the certificate(s) representing your Share will represent only the right to receive the Purchase Price for your Shares, less applicable withholding taxes, if any. Trading in the Shares on the TSX and on the NYSE will cease and the Company will make an application to terminate its status as a reporting issuer under Canadian securities laws. The Company will deregister the Shares under U.S. securities laws. The Company will cease to be required to file reports with the SEC.

Q:

Who can I contact if I have questions?

A:

Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact our proxy solicitor, Georgeson, toll-free, at 1-866-717-7668. Shareholders who have questions about deciding how to vote should contact their professional advisors.

Q:

If I need to contact the Transfer Agent, how do I reach them?

A:	You can contact the Transfer Agent by mail at: CIBC Mellon Trust Company 2001 University Street 16th Floor Montreal, Québec H3A 2A6 Canada	or by telephone: 416-643-5500 Toll Free: 1-800-384-0825 or E-mail: inquiries@cibcmellon.com

INFORMATION CONCERNING THE MEETING AND VOTING

Solicitation of Proxies

This Management Information Circular (this "Circular") is furnished in connection with the solicitation by the management of the Company of proxies to be used at the Annual and Special Meeting of Shareholders of the Company to be held on June 26, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders, or any adjournment or postponement thereof. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors, officers and employees of the Company without special compensation. Additionally, Georgeson is acting as the Company’s proxy solicitation agent, for which it will be paid a fee of up to Cdn$90,000 plus out-of-pocket expenses, plus a "per call" fee for each telephone call made by Shareholders to Georgeson or by Georgeson to Shareholders in connection with the solicitation. The total cost of the solicitation will be borne by the Company.

No fee or commission is payable by any Shareholder who transmits its Shares directly to the Depositary. Except as set forth above or elsewhere in this Circular, the Company will not pay any fees or commissions to any broker or dealer or any other person (other than Georgeson, the Company's proxy solicitation agent) for soliciting deposits of Shares pursuant to the Arrangement.

Depositary

The Company has engaged CIBC Mellon Trust Company, the Depositary, to act as depositary for the receipt of certificates in respect of Shares and related Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Company against certain liabilities under applicable securities laws and expenses in connection therewith.

Appointment of Proxyholders and Revocation of Proxies

A Shareholder may appoint as proxyholder a person other than the directors of the Company named in the accompanying form of proxy to attend and vote at the Meeting in its stead, and may do so by inserting the name of such other person, who need not be a Shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company's Canadian transfer agent, CIBC Mellon Trust Company, 2001 University Street, 16th Floor, Montreal, Québec, Canada, H3A 2A6, by 4:00 p.m. (Montreal time) on June 21, 2007 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any reconvened Meeting if the Meeting is adjourned or postponed).

A Shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Company, being 1155 René-Lévesque Blvd West, Suite 4000, Montreal, Québec, H3B 3V2, at any time up to and including the last Business Day before the day of the Meeting or an adjournment or postponement thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment or postponement thereof but prior to the use of the proxy at the Meeting.

Time, Place and Record Date

The Meeting will take place on June 26, 2007 at 4:00 p.m. (Montreal time), at Hotel Omni Mont Royal, 1050 Sherbrooke Street West, Montreal, Québec, Canada. All Registered Shareholders as of the close of business on May 25, 2007 (the "Record Date") are entitled to receive notice of and attend, and to vote at, the Meeting or any adjournments or postponements of the Meeting.

Non-Registered Shareholders

The information set forth in this section is important to the many holders of Shares who do not hold their Shares in their own names (the "Non-Registered Shareholders"). Non-Registered Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. However, in many cases, Shares beneficially owned by a Non-Registered Shareholder are registered either:

in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS") of which the Intermediary is a participant.

In accordance with Canadian securities laws, the Company has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Typically, Intermediaries will use a service company to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will receive a voting instructions form or, less frequently, a form of proxy. The purpose of theses forms is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive.

(a)

Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Shareholder.

or

(b)

Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise uncompleted. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete the proxy and return it to Company’s Canadian transfer agent, CIBC Mellon Trust Company, by delivering it to:

2001 University Street

16th Floor

Montreal, Québec, Canada

H3A 2A6

Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own.

Should a Non-Registered Shareholder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder must strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Exercise of Discretion by Proxyholders

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. If no choice is specified by the Shareholder, the Shares will be voted FOR the approval of the Arrangement Resolution set forth in this Circular in Appendix A, FOR the election of the nominees for directors of the Company set forth in this Circular under the heading "Election of Directors" and FOR the appointment of the auditors of the Company at a remuneration to be fixed by the Board set forth in this Circular under the heading "Appointment and Remuneration of Auditors".

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.

Voting Shares and Principal Holders Thereof

As at May 25, 2007, the Company had 40,986,940 Shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such Shares is entitled to one vote for each share registered in his name as at the close of business on May 25, 2007, the Record Date fixed by the Board for the determination of the registered holders of such Shares who are entitled to receive the Notice of Annual and Special Meeting of Shareholders enclosed herewith and to vote Shares at the Meeting. The Company shall prepare, no later than ten days after the Record Date, an alphabetical list of Registered Shareholders entitled to vote as of the Record Date. This list of Shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

Based on public filings available, as of May 16, 2007, the following persons are the only persons that, to the knowledge of the directors and officers of the Company, beneficially own or exercise control or direction over Shares carrying approximately ten percent or more of the voting rights attached to all Shares of the Company.

Name	Shares (#)	Percentage of Shares (%)
Letko, Brosseau & Associates Inc.	7,652,442	18.7
Wells Fargo & Company	4,972,566	12.3
Brandes, Investment Partners, L.P.	4,434,210	10.6

Shareholder Proposals for the 2008 Annual Meeting

Shareholder proposals intended to be presented at the Company's 2008 annual meeting of shareholders must be submitted for inclusion in the Company's proxy materials prior to February 22, 2008.

VOTING MATTER NUMBER 1

THE ARRANGEMENT

Overview

The Arrangement consists of a series of transactions as a result of which, among other things, Parent, through its indirectly wholly-owned subsidiary, Acquisition Sub, will acquire all of the outstanding Shares for $4.76 in cash per Share, subject to applicable withholding taxes, if any. The Company, IPI and ECP GPII will file the Articles of Arrangement as soon as practicable after the conditions set out in the Arrangement Agreement have been satisfied or waived by the parties and upon obtaining the Final Order, at which time the Arrangement will become effective.

The Arrangement is the result of an extensive, publicly disclosed, strategic review process conducted by the Board with the advice of financial and legal advisors. The strategic review included reviewing a number of strategic and financial alternatives and an extensive investigation of third-party interest pursuant to which TD Securities and management identified a comprehensive list of and contacted the most likely potential strategic and financial interested parties from Canada, the U.S. and internationally.

The current leverage of the Company increases the risk that the Company will be limited in its ability to fund future capital expenditures, working capital and other general corporate requirements, will limit the funds available to the Company for its existing operations and any future business opportunities, and will limit the Company’s flexibility in planning for, or reacting to, changes in its business and its industry. In the event the Arrangement is not completed, management of the Company expects that, based upon the current outlook for the business, the Company will be required to raise additional capital to reduce its current leverage and/or seek further amendments to its Credit Agreement.

In making its recommendations, the Board carefully reviewed and considered the terms of the Arrangement and also considered and evaluated a number of other relevant facts and circumstances. See "The Arrangement — Reasons for the Board’s Recommendations", "The Arrangement — Background to the Arrangement", "The Arrangement — Effects on the Company if the Arrangement is Not Completed " and "Risk Factors" in this Circular.

Recommendation of the Board

After careful consideration by the Board (with Mr. McSween, abstaining from voting due to his continuing employment with the Company following the completion of the Arrangement), the Board has unanimously concluded that the terms of the Arrangement are in the best interests of the Company and the Shareholders and has authorized the submission of the Arrangement to Shareholders for their approval at the Meeting. Accordingly, the Board unanimously (with Mr. McSween abstaining from voting due to his continuing employment with the Company following the completion of the Arrangement) recommends that Shareholders vote FOR the Arrangement Resolution. Each director intends to vote his Shares FOR the Arrangement Resolution.

Reasons for the Board's Recommendations

In making its recommendations, the Board carefully reviewed and considered the terms of the Arrangement and also considered and evaluated a number of other relevant facts and circumstances. The reasons underlying the Board’s recommendation are not conducive to partial analysis, summary description or any particular weighting. The Board believes that its reasons must be considered as a whole and that selecting portions of the reasons or the factors considered by it, without considering all reasons and factors together, could create an incomplete view of the reasons underlying the recommendation. The following are the principal reasons for the Board’s recommendation that the Shareholders vote in favour of the Arrangement Resolution:

High Financial Leverage, Lack of Financial Flexibility and Requirement for Capital. The Company’s net debt to EBITDA for the trailing twelve months ended March 31, 2007 of 5.3 times significantly exceeds that of its competitors. The Credit Agreement and the outstanding Notes contain numerous financial and operating covenants that limit the discretion of management of the Company with respect to certain business matters. The Credit Agreement also requires the Company to meet certain financial ratios and tests on an ongoing basis. The current leverage of the Company increases the risk that the Company will be limited in its ability to fund future capital expenditures, working capital and other general corporate requirements, will limit the funds available to the Company for its existing operations and any future business opportunities, and will limit the Company’s flexibility in planning for, or reacting to, changes in its business and its industry. Based upon the current outlook for the business, management anticipates that the Company may be required to raise additional capital to reduce its current leverage and/or seek further amendments to its Credit Agreement during 2007, representing the third such amendment since July, 2006.

Significant Business Risk. The Company has experienced significant pressures on its business over the past year including limited ability to pass on increasing raw material costs to customers, softening demand in the US residential construction sector and increased offshore competition. The first quarter of 2007 represented the third consecutive quarter in which sales declined. The Company has identified significant cost saving initiatives, which have been substantially realized and reflected in the financial results for the first quarter of 2007. The Company believes that it is unlikely that it will be able to implement further significant cost savings initiatives without access to additional capital. The Company has experienced rising costs for polyethylene and polypropylene resins in the first quarter and into the second quarter of 2007 which could exert pressure on the Company’s gross margins going forward.

Consideration of All Other Alternatives. The Arrangement is the result of an extensive, publicly disclosed, strategic review process conducted by the Board with the advice of financial and legal advisors and, in the Board's view, is the best option available to the Company and its Shareholders at this time. The strategic review included reviewing a number of strategic and financial alternatives, including an en bloc sale of the Company, the sale of a division of the Company, or a significant investment in the Company and an extensive investigation of third-party interest pursuant to which TD Securities and management identified a comprehensive list of the most likely potential strategic and financial interested parties from Canada, the U.S. and internationally. Of those potential interested parties contacted, a significant number entered into confidentiality and standstill agreements with the Company and conducted significant due diligence on the Company. In addition, a number of qualified interested parties submitted proposals.

Immediate Value and Liquidity. The consideration to be paid pursuant to the Arrangement is all cash, which allows the Shareholders to immediately realize fair value, in cash, for their investment and provides the Shareholders certainty of value for their Shares and an opportunity for liquidity which the relatively low trading volume of the Shares may not afford.

Value Enhancement. The offered price of $4.76 per Share represents a premium of approximately 5.5% over the volume weighted average trading price for the Shares on the New York Stock Exchange during the period of 30 trading days ended on May 1, 2007, the last day of trading prior to announcement of the Arrangement.

Fairness Opinion. The Board received the Fairness Opinion from TD Securities, the Board’s financial advisor, which states that, subject to the assumptions, limitations and other considerations in its opinion, as of May 1, 2007, the date of its opinion, the $4.76 consideration to be received by Shareholders (other than Shareholders entering into employment arrangements with, or with continuing equity interests in, the Parent or its Affiliates) in connection with the Arrangement is fair, from a financial point of view, to such Shareholders. See "The Arrangement — TD Securities Fairness Opinion".

Ability to Respond to Superior Proposals. The terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal and the Board may consider and accept a Superior Proposal, provided the Company complies with the terms of the Arrangement Agreement (including payment of the Termination Fee in certain circumstances).

Credibility of Littlejohn. Parent was formed by Littlejohn to carry out the Arrangement. Littlejohn is a credible private equity firm and it has the financial capability and experience to complete the Arrangement.

Likelihood of Completion. The Board also considered the likelihood that the conditions to Parent’s and Acquisition Sub’s obligation to complete the Arrangement, including the fact that the Arrangement does not include a financing condition, will be satisfied. In addition, the Board considered the nature of the approvals and third party consents required by the Parent to be obtained as a condition to complete the Arrangement, and the likelihood of obtaining such approvals and consents.

Shareholder Approval. The Arrangement Resolution must be approved by the affirmative vote of Shareholders representing not less than 66 2/3% of the Shares represented at the Meeting, and Shareholders are free to vote against the Arrangement Resolution, subject to the Company’s obligation to reimburse Littlejohn’s expenses up to $1.5 million or, in certain circumstances, to pay the Termination Fee.

Court Approval. The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

Availability of Dissent Rights. Shareholders who oppose the Arrangement Resolution may, upon compliance with certain conditions, exercise the right of dissent in connection with the Arrangement and be paid fair value for their Shares as determined by the Court.

In reaching its determination, the Board also considered and evaluated, among other things:

information concerning the business, operations, property, assets, financial condition, operating results and prospects of the Company;

current industry, economic and market conditions and trends; and

historical market prices and trading information with respect to the Shares.

The foregoing discussion summarizes the material information and factors considered by the Board in its consideration of the Arrangement. The Board (with Mr. McSween abstaining from voting due to this continued employment with the Company following the completion of the Arrangement) collectively reached its unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Board did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Board may have given different weight to different factors. All members of the Board have agreed to vote their Shares in favour of the Arrangement Resolution.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of negotiations conducted between representatives of the Company and Littlejohn, and their respective advisors. The following is a summary of the principal events leading up to the proposed transaction, the negotiation of the Arrangement Agreement and meetings, negotiations, discussions and actions between the parties that preceded the public announcement of the proposed transaction and execution of the Arrangement Agreement.

On December 20, 2005 the Company announced its intention to proceed with an initial public offering (the "IPO") of its engineered coated products and flexible intermediate bulk containers bag import operations (the "ECP Division"). It was anticipated that the Company would retain a significant interest in the ECP Division following the IPO. The Company planned to use the cash proceeds from the IPO primarily to reduce its outstanding indebtedness and increase financial flexibility.

On March 31, 2006, the Company retained Fasken Martineau DuMoulin LLP as Special Counsel to the Board.

On May 1, 2006, the Company announced that Melbourne F. Yull had advised it of his intention to retire as Chief Executive Officer and Chairman of the Board at the Company’s upcoming shareholders’ meeting. Mr. Yull founded Intertape in 1981 and had been its Chairman and Chief Executive Officer since January 11, 1995, having been the President and a director of the Company prior thereto. The Company also announced that the Board would retain a professional executive search firm to identify and assess both internal and external qualified candidates to serve as the Company’s Chief Executive Officer. The Company further announced that during the transition period, H. Dale McSween, the President of the ECP Division, would act as interim Chief Executive Officer of the Company until a suitable candidate could be identified.

Following the announcement of Mr. Yull’s retirement and in connection with its periodic business development review, at a meeting of the Board held on May 5, 2006, the Board determined that it would be appropriate to conduct a detailed financial and operational review of the Company (the "Financial Review"). On May 9, 2006, the Company reported weak first quarter financial results due, in part, to sale of products manufactured with high cost raw materials purchased in the fourth quarter of 2005, and lower sales volumes. In connection with the Financial Review, on May 12, 2006, the Company retained TD Securities as financial advisor to assist the Board in assessing various strategic and financial alternatives to maximize Shareholder value.

On May 24, 2006, the Company announced that it was deferring the decision to proceed with the IPO of the ECP Division. The Company believed that its decision to defer the IPO would give senior management the opportunity to devote their full attention to the Company's business as a whole with the goal of improving its operating results from its first quarter as quickly as possible.

On June 12, 2006, the Company announced that as part of its ongoing operational review it was implementing a number of initiatives designed to realize approximately $5.7 million of pre-tax annual cost savings commencing in the second quarter of 2006, with full annual realization expected by the first quarter of 2007. The Company also announced that it would review the impact of the one time charges associated with these initiatives as well as other items on the Company's compliance with the financial covenants under its principal Credit Agreement. The Company indicated that, if necessary, it would seek to obtain appropriate accommodations from its lenders with respect to such covenants.

At a meeting held on June 14, 2006, the Board and members of senior management received a status update report from TD Securities on its financial review of the Company’s strategic and financial alternatives. The Board and members of senior management also received a presentation from Stikeman Elliott LLP, Canadian counsel to the Company, on matters related to take-over preparedness generally and provided advice regarding the duties and responsibilities of the Board in connection with potential change of control transactions involving the Company.

On July 5, 2006, the Company announced that it had executed definitive documentation to amend its Credit Agreement to accommodate the charges associated with its previously announced cost savings initiatives. The amendments to the Credit Agreement permitted the add back to EBITDA (earnings before interest, depreciation and amortization) of certain one-time charges in connection with the Company’s cost cutting efforts, and delayed until quarters ending after March 31, 2007, the increase provided for in the Credit Agreement in the interest expense coverage ratio. The Company also announced that Michael L. Richards, a senior partner in the law firm of Stikeman Elliott LLP and a director of the Company and its predecessor company since 1981, had been appointed the Chairman of the Board.

At a meeting of the Board held on July 24, 2006, TD Securities delivered its report on its financial assessment of possible strategic and financial alternatives available to the Company. Following discussions related to the outlook for the Company and alternatives likely to be available, the Company determined that it would continue its search for a new Chief Executive Officer and continue to execute its existing operating plan and further develop a detailed financial outlook for 2007 and beyond.

On August 1, 2006, the Company reported second quarter financial results with sales (excluding revenues related to the October 2005 Flexia acquisition) increasing 5.2% over the second quarter in 2005, due, in part, to higher selling prices and to increased sales volumes driven by tape and film products. Adjusted EBITDA for the second quarter of 2006 declined 5.8% when compared to the same period in 2005.

In early August, 2006, Mr. Richards was contacted by a representative of a private equity firm (the "Interested Party") who expressed their interest in the possible acquisition of the Company (the "Expression of Interest"), subject to a number of conditions including satisfactory completion of due diligence.

On August 8, 2006, the Board met with its financial and legal advisors to review, among other items, the Expression of Interest from the Interested Party. Following that meeting, Mr. Richards phoned the representative of the Interested Party and advised him that the Board was in the process of examining operational and financial alternatives for the Company, that the Company was in the midst of searching for a new Chief Executive Officer, and that the Board was not, at that time, considering a sale of the Company. Mr. Richards also informed the Interested Party that the Company would respond more fully once the Company had completed its review.

On August 10, 2006, the representative of the Interested Party wrote to Mr. Richards and reiterated their interest in a transaction involving the Company. By letter dated August 16, 2006, Mr. Richards advised the Interested Party that its Expression of Interest had been reviewed by the Board and reiterated that the Board was not considering a sale of the Company at that time. In addition, Mr. Richards reiterated the points that he had conveyed in the discussion on August 8, 2006. On August 17, 2006, the Interested Party replied to Mr. Richards’ letter and expressed continued interest in a transaction involving the Company. On September 1, 2006, Mr. Richards responded that his August 17, 2007 letter had been reviewed and discussed by the Board at a meeting held on August 25, 2006 and that the Board’s position was that until the review of all of its alternatives had been completed, it would not engage in discussions with any party concerning a possible change of control transaction involving the Company.

On September 12, 2006, in response to a published media report concerning the potential sale of the Company and several consequential inquiries by Shareholders and interested parties, the Company issued a press release announcing that its ongoing in-depth operational and financial review was continuing. The Company also indicated that TD Securities was providing advice in connection with this review process and that the Company’s search for a new Chief Executive Officer continued.

On September 24 and 25, 2006, the Board met with management to discuss and review management’s comprehensive overview of the status of the business (including the outlook for the third quarter of 2006) and the Company’s detailed financial outlook for 2007 and beyond prepared by management. TD Securities also delivered an update of their financial assessment of possible strategic and financial alternatives available to the Company to maximize Shareholder value. In conjunction with these presentations, the Board discussed and considered various proposed strategies for the business. After a detailed review and discussion of the Company’s financial outlook for 2007 and beyond and various potential financial and strategic alternatives for the Company, and considering the Expression of Interest received, the Board determined that the Company should initiate a formal process to explore strategic and financial alternatives to maximize Shareholder value, including a potential sale of the Company, a sale of equity or equity-related securities and asset sales. The Board also directed management to retain the services of a transaction services firm to assist in the review and preparation of financial information that would be made available to qualified potential interested parties. The Board elected, as a whole, to review the various potential financial and strategic alternatives for the Company, rather than have such review conducted by a special committee of directors. On October 1, 2006, the Board met with its legal advisors to consider and discuss the engagement of TD Securities as financial advisor with respect to the formal process to explore strategic and financial alternatives to maximize Shareholder value. The Board approved and entered into a formal engagement letter with TD Securities dated and having effect as of October 1, 2006.

On October 2, 2006, the Company announced that the Board had initiated a process to explore and evaluate various strategic and financial alternatives to enhance Shareholder value and that the selection process for a new Chief Executive Officer was continuing and had recently been narrowed down to a short list of qualified candidates.

The Company also announced that it anticipated that its revenue for the third quarter would be significantly below that achieved in the second quarter of 2006 as a result of softening of demand in the Company’s markets, particularly those relating to the North American housing markets. In addition, the Company announced that it anticipated that it may not be in compliance with certain financial covenants under its Credit Agreement at the end of its third quarter 2006 and would be endeavouring to seek required further amendments of its covenants under the Credit Agreement to avoid being in default thereunder.

In connection with the October 2, 2006 announcement, TD Securities and management were directed to initiate a broad two-stage process. As part of this process, the Company communicated to interested parties that it would consider proposals for an en bloc sale of the Company, the sale of a division of the Company, or a significant investment in the Company.

On October 11, 2006, Mr. Richards received another letter from the representative of the Interested Party requesting the opportunity to be provided early access to the books and records of the Company to conduct due diligence. In that letter, the Interested Party undertook to provide a firm offer to the Company on an expedited basis. At its October 16, 2006 meeting, the Board considered the most recent letter from the Interested Party and instructed TD Securities to inform the Interested Party of the strategic alternatives process, the timing thereof and the Board’s intention to deal with all interested parties on an equal basis. In addition, the Board determined to invite the Interested Party to participate in that process with the other qualified parties. On October 19, 2006, TD Securities so informed the representative of the Interested Party. The Interested Party agreed to execute a confidentiality and standstill agreement and participate in the Company’s process.

During the month of October and early November, 2006, the Board met with management and its financial and legal advisors on a number of occasions to discuss and review the proposed process including the confidential information to be provided to potentially interested parties and the interested parties to be invited into the process, including potentially interested parties in Canada, the United States and internationally. Pursuant to the instructions of the Board, TD Securities initiated contact with over 70 potential interested parties and engaged in discussions with them. Of these potential interested parties, 34 entered into confidentiality and standstill agreements with the Company and received confidential information related to the Company.

On October 23, 2006, the Company announced that it expected to record a non-cash goodwill impairment charge in its results for the third quarter of 2006 and provided an update on the status of its cost reduction initiatives. The Company indicated that an impairment test on its goodwill as at September 30, 2006 was expected to result in a non-cash impairment charge to operating expenses of approximately $120 million to be recorded in the third quarter of 2006. This impairment related to goodwill recorded at the time of various acquisitions during the period from 1996 through 2000 in light of current economic and market conditions.

On November 8, 2006, the Company announced that it had executed definitive documentation to further amend its Credit Agreement to accommodate the recent decline in its financial performance and provide it with the flexibility to manage its business. These amendments permitted the add-back of certain one-time charges in connection with the Company’s costs cutting efforts, accommodated its recently announced impairment charge and relaxed the interest coverage, leverage ratio and fixed charges covenants for the following seven quarters.

On November 13, 2006, the Company reported third quarter financial results with sales (excluding sales for the Flexia operations acquired in October 2005) declining 11.7% over the same period in 2005, due in part to slow sales in the ECP Division impacted by the slowdown in North American housing starts, reduced demand for resin-based products in anticipation of declining resin prices, and certain customer account rationalizations. Adjusted EBITDA for the third quarter of 2006 declined 45.1% versus the same period in 2005.

During the period from the beginning of November, 2006 to mid-December, 2006, the Board met with management and financial and legal advisors on a number of occasions to review the status of the strategic alternatives process and to review the progress of the various discussions between the parties intending to submit proposals as part of the process. A deadline for submissions of initial indicative non-binding expressions of interest was established for December 14, 2006, and nine proposals were received, including a proposal from the Interested Party.

On December 20, 2006, a Board meeting was held to consider the proposals received in the strategic alternative process. After discussion of the relative merits of each of the proposals (which included proposals for an en bloc sale of the Company, the sale of a division of the Company and for a significant investment in the Company), parties submitting the most attractive expressions of interest, which included the Interested Party, were invited to participate in the second stage of the process.

During January and February 2007, the parties invited into the second stage of the process were allowed to carry out further due diligence including access to an electronic data room which contained detailed financial, legal, and operating records of the Company, in-person presentations led by management and tours of select Company facilities. Interested Parties were ultimately given until February 28, 2007 to submit their final binding proposals.

On several occasions during the months of January and February 2007, the Board met with management and financial and legal advisors to review the status of the strategic alternative process. On February 27, 2007, subsequent to substantially completing its due diligence, the Interested Party indicated that it no longer had an interest in acquiring the Company and would be withdrawing from the process. Other parties, including Littlejohn, submitted final proposals, together with forms of transaction agreements by the February 28, 2007 deadline. At the direction of the Board, TD Securities confirmed with those potential bidders that had not submitted proposals by the February 28, 2007 deadline that they would not be submitting a final proposal.

At a Board meeting held on March 2, 2007, after a detailed review of the proposals received, the Board decided to proceed with discussions and negotiations with two of the remaining participants in the strategic alternative process, one of which had proposed an en bloc acquisition of the Company and the other of which had proposed an acquisition of the ECP Division. TD Securities was instructed to continue discussions with the two participants in an effort to advance issues related to valuation, structure and due diligence. These two remaining participants were asked to resubmit their proposals addressing the aforementioned issues.

Following a review of the revised proposals from the two participants and having received advice from legal and financial advisors, the board determined to commence negotiations with Littlejohn, being the participant who had, in the Board’s view, submitted the best proposal for an en bloc sale of the Company, which resulted in the execution of an exclusivity agreement on March 15, 2007 that provided for exclusivity until April 6, 2007 to allow time for Littlejohn to complete its remaining due diligence and to settle the terms of the transaction agreement contemplated by its proposal.

On March 20, 2007, the Company reported fourth quarter financial results with sales declining 12.9% over the fourth quarter in 2005 and sales volumes and gross margins similar to the third quarter of 2006. Adjusted EBITDA for the fourth quarter of 2006 declined 46.7% versus the same period in 2005. Earnings for the fourth quarter of 2006 were impacted by unrecovered increases in raw material costs, unabsorbed fixed manufacturing costs, and lower sales volumes.

On April 5, 2007, Littlejohn submitted to the Company a revised proposal for the acquisition of all of the outstanding Shares and requested an extension of the exclusivity period in order to complete any remaining outstanding due diligence and to negotiate and execute definitive agreements in connection with the proposal. At a Board meeting held on April 6, 2007, TD Securities reviewed for the Board the status of negotiations to date and provided the Board with a comprehensive update as to the status of the remaining issues with Littlejohn’s revised proposal. The Board was satisfied that sufficient progress had been made between the parties and agreed to extend the exclusivity period with Littlejohn and to provide access to additional due diligence information.

During the following weeks, draft agreements were exchanged and negotiations undertaken among legal counsel to resolve outstanding legal, drafting and business issues related to the potential transaction.

At a Board meeting held April 25, 2007, TD Securities provided the Board with an update regarding negotiations with Littlejohn and provided a list of outstanding issues being negotiated. The Board also received an update from senior management as to the preliminary results from the first quarter and currently anticipated in the second quarter of 2007 and the potential need for obtaining further waivers and or covenant amendments and potential risks in obtaining such waivers or amendments. After this meeting, in response to a request by Littlejohn, the Board agreed to extend the exclusivity period to April 30, 2007 and TD Securities and the Company’s legal counsel were instructed to continue discussions with Littlejohn in an effort to resolve any outstanding issues.

On April 29, 2007, Mr. Richards had several telephone conversations with a senior business representative of Littlejohn to discuss the terms of the transaction, including the price offered per Share. During those conversations, Mr. Richards sought, among other things, an increase to the proposed offer price per Share. During their last conversation, the representative of Littlejohn stated unequivocally that the $4.76 per Share offer represented the highest price that Littlejohn was willing to offer, but agreed to the other terms requested by Mr. Richards in the Arrangement Agreement relating to deal protection provisions and the reimbursement of certain expenses.

On April 30, 2007, the Board held a meeting in Toronto to receive, among other things, an update with respect to the status and timing of the proposed transaction, the revised draft of the Arrangement Agreement and other legal and financial matters relating to the proposed transaction. At that meeting, the Board met with financial and legal advisors to review the proposed terms of the Arrangement Agreement. At that meeting, the Board also reviewed the general terms of the draft Arrangement Agreement with counsel to the Company and counsel to the Board. This meeting was adjourned and reconstituted prior to the opening of trading in the morning on May 1, 2007. At that time TD Securities and legal advisors to the Company outlined to the Board the remaining outstanding items. Negotiations with Littlejohn continued.

On the evening of May 1, 2007 and after the close of Exchanges, the Board met with financial and legal advisors to review the status of negotiations with Littlejohn. Among other things, the Board discussed the financial and legal terms of the proposed transaction with Littlejohn. At that meeting, TD Securities provided the Board with its oral opinion that TD Securities was of the opinion, as of that date, that the consideration to be received by the Shareholders (other than holders entering into employment arrangements with, or with continuing equity interests in, the Parent or its affiliates) under the proposed Arrangement was fair, from a financial point of view, to such Shareholders. After thorough discussion, the Board unanimously approved the Proposed Transaction (Mr. McSween abstaining from voting due to his continuing employment with the Company following the completion of the Arrangement) and determined to recommend that the Shareholders vote in favour of the Arrangement. Following the Board meeting, the Company, a Delaware corporation and its wholly-owned Canadian subsidiary formed by Littlejohn Fund III, L.P. entered into the Arrangement Agreement, and the Arrangement was announced prior to the opening of trading of the Shares on the Exchanges on May 2, 2007.

On May 2, 2007, the Company also reported first quarter financial results with sales decreasing 11.9% over the first quarter in 2006, due primarily to lower sales volume resulting from lower sales in the ECP Division, the Company’s customer account rationalization process and a decline in sales volume of the Company’s tape products. Adjusted EBITDA for the first quarter of 2007 declined 3.5% versus the same period in 2006.

In connection with the process to explore and evaluate various strategic and financial alternatives to enhance Shareholder value, the Board held formal meetings on 15 occasions, and conducted informal consultations with the Company’s management, TD Securities, Stikeman Elliott LLP, Canadian legal counsel to the Company, Shutts & Bowen LLP, U.S. legal counsel to the Company, and Fasken Martineau DuMoulin LLP, special counsel to the Board, on numerous other occasions.

TD Securities Fairness Opinion

The Company retained TD Securities to act as its financial advisor in connection with the proposed Arrangement. In connection with such engagement, the Company requested that TD Securities evaluate the fairness, from a financial point of view, to the Shareholders of the consideration offered pursuant to the Arrangement. On

May 1, 2007, at a meeting of the Board held to evaluate the proposed Arrangement, TD Securities delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated May 1, 2007, to the effect that, as of that date and based on and subject to the analysis, assumptions, qualification and limitations set forth therein, the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than holders entering into employment arrangements with, or with continuing equity interests in, the Parent or its Affiliates).

The full text of TD Securities’ opinion is attached as Appendix C and is incorporated by reference into this Circular in its entirety. The Board encourages Shareholders to read the opinion carefully and in its entirety for a description of the assumptions and limitations on the review undertaken. TD Securities’ opinion is directed only to the fairness, from a financial point of view, of the consideration offered pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction. The opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to the Company or the underlying business decision of the Company to effect the Arrangement or any related transaction. The opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to any matters relating to the Arrangement

TD Securities’ opinion and financial analysis were only one of many factors considered by the Board in its evaluation of the Arrangement and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the Arrangement or the consideration provided for in the Arrangement.

Under the terms of TD Securities’ engagement, the Company has agreed to pay TD Securities’ fees for its financial advisory services in connection with the Arrangement, including fees that are contingent on a change of control of the Company or certain other events. In addition, the Company has agreed to reimburse TD Securities for its reasonable out-of-pocket expenses, including fees and disbursements and other charges of counsel, and to indemnify TD Securities and certain related parties against liabilities relating to, or arising out of, the engagement of TD Securities.

The Company selected TD Securities as its financial advisor in connection with the Arrangement because TD Securities’ knowledge of the Company and its affairs and is an internationally recognized investment banking firm with substantial experience in similar transactions. TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research, including extensive experience in preparing valuations and fairness opinions.

Certain Effects of the Arrangement

If the Arrangement is approved by the Shareholders and certain other conditions to the closing under the Arrangement Agreement are either satisfied or waived (including, inter alia, obtaining the Final Order), the Company, IPI and ECP GPII will file the Articles of Arrangement as soon as practicable thereafter giving effect to the Arrangement and the Company will become a wholly-owned subsidiary of Acquisition Sub.

Upon consummation of the Arrangement, among other things:

The Rights Plan shall be terminated and all Rights shall be cancelled without any payment in respect thereof;

The Company, IPI and ECP GPII (hereinafter referred to as "predecessor corporations") will amalgamate to form Amalco, and in connection with the amalgamation:

each Share held by a Shareholder will be converted into an Amalco Common Share;

Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the predecessor corporations;

the name of Amalco shall be "Intertape Polymer Group Inc."; and

the registered office of Amalco shall be in the City of Montreal, in the Province of Québec;

each Amalco Common Share outstanding at the Effective Time (including any Amalco Common Shares issued pursuant to the exercise of Options) and held by a Shareholder other than: (i) a Dissenting Holder who is ultimately entitled to be paid the fair value of the Shares held by such Dissenting Holder or (ii) Parent, Acquisition Sub or any Affiliate thereof (which shall not be exchanged under the Arrangement and shall remain outstanding as an Amalco Common Share held by Parent, Acquisition Sub or any Affiliate thereof), shall be transferred to Acquisition Sub in exchange for $4.76 in cash per Amalco Common Share, subject to applicable withholding taxes, if any. See "The Arrangement – Arrangement Mechanics";

each Option that has not been duly exercised prior to the Effective Time shall, without any further action by or on behalf of any Optionholder, cease to be exercisable by the Optionholder and cancelled in exchange for a cash payment from Amalco equal to an amount, if any, equal to: (i) the product of the number of Amalco Common Shares underlying the Option held by the Optionholder and $4.76, less (ii) the aggregate exercise price payable under such Option by the Optionholder to acquire the Amalco Common Shares underlying such Option, subject to applicable withholding taxes, if any;

the Shares held by Dissenting Holders shall be deemed to have been transferred without any further act or formality to Acquisition Sub and such holders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Shares as set out in the Plan of Arrangement;

the ESOP shall be terminated; and

Parent will cause delivery of the notice of redemption of the 8½% Senior Subordinated Notes due 2014 (the "Notes") (as contemplated in the Notes) of Intertape Polymer US Inc. issued pursuant to the indenture dated as of July 28, 2004 between Intertape Polymer US Inc., the guarantors and Wilmington Trust Company (the "Note Indenture"), which notice shall provide that the Notes will be redeemed 30 days after the Effective Date (the "Redemption Date"), and simultaneously therewith shall cause to be deposited with the paying agent funds sufficient to pay the principal amount of the Notes plus the applicable premium as of, and accrued but unpaid interest to the Redemption Date, in accordance with the Notes.

The Company is currently subject to Canadian and U.S. federal securities laws and its Shares are listed on the TSX under the symbol "ITP" and on the NYSE under the symbol "ITP". As a result of the consummation of the Arrangement, the Company will be a privately held corporation, and there will be no public market for its stock. After consummation of the Arrangement, the Shares will cease to be listed on the TSX and the NYSE, and price quotations with respect to sales of Shares in the public market will no longer be available. In addition, the Company will make an application to terminate its status as a reporting issuer under Canadian securities laws, and the Company will deregister its Shares under U.S. securities laws

Consummation of the Arrangement may result in tax consequences to certain Shareholders. Shareholders should read carefully the information in the Circular under the heading "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations" and "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations." Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement is not approved by the Shareholders or if the Arrangement is not completed for any other reason, the Shareholders will not receive any payment for their Shares in connection with the Arrangement. Instead, the Company will remain an independent public company and the Shares will continue to be listed and traded on the Exchanges. In addition, if the Arrangement is not completed, the Board will endeavour to hire a Chief Executive Officer. Shareholders will continue to be subject to the same risks and opportunities as they currently are as well as those described below.

In addition, management of the Company believes that in the event the Arrangement is not completed its ability to operate the business effectively within the competitive environment within which it operates, and on a basis consistent with its business plan, is likely to be restricted given the Company’s significant financial leverage and the associated constraints imposed on the Company. As of March 31, 2007, the Company had approximately $312.2 million of consolidated net debt outstanding, resulting in financial leverage as measured by net debt to EBITDA for the trailing twelve month period of 5.3 times, significantly above that of its peers. As of March 31, 2007, the Company had access to approximately $34.3 million under the revolving portion of its Credit Agreement. The continued availability of this amount will remain to be subject to the Company meeting certain tests.

The Credit Agreement and the outstanding Notes contain numerous financial and operating covenants that limit the discretion of management of the Company with respect to certain business matters. The Credit Agreement requires the Company to meet certain financial ratios and tests on an ongoing basis. The covenants contained in the Credit Agreement become more restrictive beginning in the second quarter of 2007 and become increasingly restrictive in subsequent quarters.

In the event the Arrangement is not completed, management of the Company expects that, based upon the current outlook for the business, the Company will be required to raise additional capital to reduce its current leverage and/or seek further amendments to its Credit Agreement. Sources of funding for the Company’s financing requirements may include additional or new bank financing, public offerings or private placements of equity or debt securities, capital contributions from Shareholders and/or disposition of assets. Any issuance of equity or equity-related securities may be highly dilutive to existing Shareholders. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company and within the limitations contained in the Credit Agreement. Obtaining further amendments to the Company’s covenants under the Credit Agreement on terms acceptable to the Company cannot be assured given the Company’s recent financial results (including the results for the first quarter of 2007) and the fact that the Company’s covenants were amended on two prior occasions during 2006. To obtain any required amendment, if available, the Company may have to incur additional one-time amendment fees, pay higher interest expense (either on a permanent or temporary basis) and be further restricted with respect to its operations.

Accordingly, if the Arrangement is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of the Shares.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote of at least 66⅔% of the votes cast thereon at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The Arrangement Resolution must be approved by the requisite majority in order for the Company to seek the Final Order, and in order to implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by the Shareholders of the Arrangement Resolution at the Meeting, subject to the terms of the Arrangement Agreement, the Company reserves the right not to proceed with the Arrangement.

Arrangement Mechanics

The Arrangement effects a series of transactions as a result of which Acquisition Sub will acquire all of the Shares at a price of $4.76 per Share, less applicable withholding taxes, if any, by way of the Plan of Arrangement. The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as 0 to this Circular. Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order and at the times set out in the Plan of Arrangement:

(c)

the Rights Plan shall be terminated and all Rights shall be cancelled without any payment in respect thereof;

(d)

the Company, IPI and ECP GPII (the "predecessor corporations") will amalgamate to form Amalco with the same effect as if section 186 of the CBCA were applicable to the Amalgamation, and in connection with the amalgamation, namely:

(i)

each Share held by a Shareholder will be converted into an Amalco Common Share;

(ii)

all ECP GPII shares held by IPI will be cancelled for no consideration;

(iii)

each IPI share held by PIC will be converted into an Amalco Redeemable Preferred Share;

(iv)

all IPI shares held by the Company will be cancelled for no consideration; and

(v)

the name of Amalco shall be "Intertape Polymer Group Inc.";

(e)

the number of the first directors shall be three and the first directors of Amalco shall be the persons set out below, who shall hold office until the first annual meeting of Amalco or until their successors are elected or appointed:

First name, initials and surname	Address for service, giving Street & No.	Resident Canadian: Yes or No
Michael Klein	115 East Putnam Avenue Greenwich, Connecticut, 06830	No
Edmund Feeley	115 East Putnam Avenue Greenwich, Connecticut, 06830	No
Warren Katz	112 Laporte Dollard-des-Ormeaux, Québec H9A 3E4	Yes

(f)

one minute following the completion of the transactions in clause 5(d) above, each Amalco Redeemable Preferred Share held by PIC shall be transferred to Acquisition Sub in exchange for $1.00 per Amalco Redeemable Preferred Share;

(g)

one minute following the completion of the transactions in clause (f) above, each Amalco Common Share outstanding at the Effective Time (including any Amalco Common Shares issued pursuant to the exercise of Options) and held by a Shareholder other than (i) a Dissenting Holder who is ultimately entitled to be paid the fair value of the Shares held by such Dissenting Holder or (ii) Parent, Acquisition Sub or any Affiliate thereof (which shall not be exchanged under the Arrangement and shall remain outstanding as an Amalco Common Share held by Parent, Acquisition Sub or any Affiliate thereof), shall be transferred to Acquisition Sub in exchange for $4.76 in cash per Amalco Common Share, less applicable withholding taxes, if any;

(h)

concurrently with the transaction contemplated by clause (g) above, each Option that has not been duly exercised prior to the Effective Time shall, without any further action on behalf of any Optionholder, cease to be exercisable by the Optionholder and be cancelled in exchange for a cash payment from Amalco equal to an amount, if any, equal to (i) the product of the number of Amalco Common Shares underlying the Option held by such Optionholder and $4.76, less (ii) the aggregate exercise price payable under such Option by the Optionholder to acquire the Amalco Common Shares underlying such Option, less applicable withholding taxes, if any;

(i)

the ESOP shall be terminated; and

(j)

with respect to each Amalco Common Share transferred to Acquisition Sub pursuant to clauses (g) and (h) above:

(i)

the holder of each such Amalco Common Share shall cease to be the holder of such Amalco Common Share and such holder’s name shall be removed as the holder of such Amalco Common Shares from the applicable register of holders of Amalco Common Shares; and

(ii)

Acquisition Sub shall be recorded as the registered holder of Amalco Common Shares so acquired and shall be deemed the legal and beneficial owner thereof.

As a result of the completion of the transactions described above, Shareholders will no longer have an ownership interest in the Company.

Letter of Transmittal

If you are a Registered Shareholder, you will have received with this Circular a Letter of Transmittal printed on blue paper. In order to receive the Purchase Price for your Shares that will be converted into Amalco Common Shares upon the completion of the Arrangement, Registered Shareholders must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it and the other documents required by it to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available at the website maintained by CDS at www.sedar.com and at the website maintained by the SEC at www.sec.gov.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. If you are a Non-Registered Shareholder, you should carefully follow the instructions from the Intermediary that holds Shares on your behalf in order to submit your Shares. See "Information Concerning the Meeting and Voting — Non-Registered Shareholders".

Delivery of Consideration

At or before the time of filing the Articles of Arrangement, Acquisition Sub shall deposit with the Depositary in escrow for the benefit of Shareholders, cash in an aggregate amount equal to the payments required to be made pursuant to clause (g) of "The Arrangement — Arrangement Mechanics" for the Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were converted to Amalco Common Shares, together with the duly completed and executed Letter of Transmittal and other documents and instruments required by the Depositary, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefore, and Parent shall cause the Depositary to deliver to such Shareholder, the cash which such Shareholder has the right to receive under the Arrangement for such Shares, less applicable withholding taxes, if any, and the certificate so surrendered shall forthwith be cancelled.

Until surrendered as contemplated above, each certificate which immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated herein, less applicable withholding amounts, if any. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Company, Amalco, Parent or Acquisition Sub. On such date, all Amalco Common Shares to which the former holder of such certificate was entitled shall be deemed to have been surrendered to Acquisition Sub and cash to which such former holder was entitled shall be deemed to have been surrendered to Parent.

At or before the Effective Time, the Company shall deposit with the Depositary, in escrow for the benefit of Optionholders, cash in the aggregate amount required to satisfy the payment obligations of the Company pursuant to clause (h) of "The Arrangement — Arrangement Mechanics" with respect to the Options, such amount to be held for purposes of such obligations. On, or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of the Company to each holder of Options, as reflected on the books and records of the Company, a cheque, if any, representing the payment to which such holder is entitled in accordance with clause (h) of "The Arrangement — Arrangement Mechanics", against receipt of such documentation as Parent and the Company may reasonably require acknowledging the transfer and/or termination of the Options held by such holder.

If any Shareholder fails for any reason to surrender to the Depositary for cancellation the certificates formerly representing Shares, together with such other documents or instruments required to entitle the holder to receive the cash payment described above, on or before the sixth anniversary of the Effective Date, such certificate shall cease to represent a claim by or interest of any former Shareholder of any kind or nature. On such anniversary date, all certificates representing Shares and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered and forfeited to Acquisition Sub or Amalco, as applicable.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were converted and exchanged pursuant to clause (g) of "The Arrangement — Arrangement Mechanics" shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Acquisition Sub and the Depositary in such sum as Acquisition Sub may direct, or otherwise indemnify Acquisition Sub and the Company in a manner satisfactory to Acquisition Sub and the Company, against any claim that may be made against Acquisition Sub and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Any use of mail to transmit certificate(s) for Shares and/or Letters of Transmittal is at the risk of the relevant Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, and with proper insurance, be used.

In the event of a transfer of ownership of Shares prior to the Effective Time that is not registered in the transfer records of the Company, a cheque representing the proper amount of cash may be delivered to the transferee if the certificate representing such Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer prior to the Effective Time as specified in more detail in the Letter of Transmittal.

Under no circumstances will interest on the consideration payable in connection with the Arrangement accrue or be paid by the Company, Acquisition Sub or the Depositary to persons depositing Shares in connection with the Arrangement, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Shares in connection with the Arrangement for the purpose of receiving payment from Acquisition Sub and Parent and transmitting payment from Acquisition Sub and Parent to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.

Unless otherwise directed in the Letter of Transmittal, the cheque to be issued pursuant to the Arrangement will be issued in the name of the Registered Shareholder of the Shares so deposited. Unless the person who deposits the certificates representing the Shares instructs the Depositary to hold the cheque for pick up by checking the appropriate box in the Letter of Transmittal, cheques payable in U.S. funds will be forwarded by first class mail to the address supplied in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the Shareholder as shown on the register of the Transfer Agent.

The Company, Amalco, Acquisition Sub, Parent and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Shareholder or an Optionholder such amounts as the Company, Amalco, Acquisition Sub, Parent or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws. To the extent that such amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Shareholder or Optionholder as the case may be, in respect of which such deduction and withholding was made, provided that such withholding amounts are actually remitted to the appropriate taxing authority.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Company against certain liabilities under applicable securities laws and expenses in connection therewith.

Interests of Directors, Executive Officers and Others in the Arrangement

In considering the recommendations of the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Board and executive officers of the Company have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in the Arrangement. The Board is aware of these interests and considered them along with the other matters described below.

Transaction Bonuses

On February 20, 2007, the Board approved transaction bonuses for six of the key employees that were involved in the strategic alternatives process undertaken by the Company. Upon the successful completion of the Arrangement, an aggregate of $540,000 will be paid to Victor DiTommaso, the Company's Vice President, Finance and Treasurer, William A. Barnes, the Company's Vice President, Engineered Coated Products and Janice Loppe. Further, as will be determined by the Board, an aggregate of up to $600,000 will be paid to H. Dale McSween, a director of the Company and its Interim Chief Executive Officer and Secretary, Gregory A. Yull, the Company's President, Distribution Products, and Jim Bob Carpenter, the Company's Executive Vice President, Global Sourcing.

Share Capital and Options

The directors and executive officers of the Company beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 325,992 Shares, representing approximately 0.80% of the Shares outstanding as of the close of business on May 25, 2007. All of the Shares held by the directors and executive officers of the Company will be treated identically and in the same manner under the Arrangement as Shares held by any other Shareholders.

The following table sets out the names and positions of all directors and executive officers of the Company and, as of May 25, 2007, the number and designation of outstanding securities of the Company beneficially held or over which control or direction is exercised by each such director or executive officer and, where known after reasonable enquiry, by their respective associates, as well as the weighted average exercise price of the vested and unvested Options held by each such director or executive officer.

Name	Position	No. of Shares	No. of Shares Underlying Vested /Unvested Options	Weighted Average Exercise Price of Vested and Unvested Options ($)
Directors:
Michael L. Richards	Chairman of the Board	77,600	32,375/6,625	Cdn$11.10
H. Dale McSween	Interim Chief Executive Officer and Secretary	42,465	174,373/28,119	$8.50
Ben J. Davenport, Jr.	Director	19,000	32,375/6,625	$8.18
L. Robbie Shaw	Director	12,000	32,375/6,625	Cdn$11.10
Gordon R. Cunningham	Director	14,500	30,375/6,625	Cdn$11.16
Thomas E. Costello	Director	4,000	26,875/5,625	$7.28
John E. Richardson	Director	2,000	5,000/7,500	Cdn$8.97

Executive Officers:
Andrew M. Archibald, CA.	Chief Financial Officer	73,264	158,272/80,814	$8.12
Gregory A. Yull	President, Distribution Products	31,395	154,500/120,500	$8.32
Jim Bob Carpenter	Executive Vice President, Global Sourcing	26,034	126,000/60,500	$8.76
Burgess H. Hildreth	Vice President, Human Resources	12,889	92,250/36,750	$8.53
Victor DiTommaso, CPA	Vice President, Finance and Treasurer	10,845	37,250/40,750	$7.84

The directors and executive officers of the Company beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 1,379,078 Options, which, on a fully diluted basis, represent approximately 3.2% of the Shares outstanding as of the close of business on May 25, 2007. Pursuant to the ESOP and further to a resolution of the Board, the vesting of a total of 654,684 unvested Options, including 457,058 Options (of which none is in the money) held by directors and executive officers of the Company, will be accelerated prior to completion of the Arrangement, which will allow these individuals to participate in the Arrangement in respect of such Options. Pursuant to the Arrangement, any Options that have not been exercised prior to the Effective Time shall, without any further action by the holder, cease to be exercisable by the holder and be cancelled in exchange for a cash payment from Amalco (successor to the Company) equal to an amount, if any, equal to (i) the product of the number of Shares underlying the Option held by such holder and $4.76, less (ii) the aggregate exercise price payable under such Option by the holder to acquire the Shares underlying such Option, less applicable withholding taxes, if any.

Change of Control Agreements

The Company entered into change of control agreements as of January 2001 with each of Messrs. H. Dale McSween, William A. Barnes, Jim Bob Carpenter, Burgess Hildreth, Shawn Nelson, and Gregory A. Yull, and, as of January 2004 with Victor DiTommaso, as of October 2004 with Kevin Jewell, Michael Young, Douglas Nalette, Roy Van Essendelft and Shane Betts and in 2006 with Joseph Tocci. These agreements provide that if, within a period of six months after a change of control of the Company, (a) the executive voluntarily terminates his employment with the Company, or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive’s remuneration at the effective date of such resignation or termination, depending on his seniority. Completion of the Arrangement would result in a change of control for the purposes of these agreements and, as such, resignation or termination of these officers’ and employees’ employment within the specified time following the completion of the Arrangement would trigger these agreements. Each of H. Dale McSween, Gregory A. Yull, Shawn Nelson, Joseph Tocci, Douglas Nalette, Victor DiTommaso, William A. Barnes and Burgess Hildreth has entered into an employment term sheet and an equity incentive program term sheet with Parent, that provides, amongst other things, for employment with Parent following the completion of the Arrangement (without an increase in salary) and the right to purchase restricted common shares (representing approximately, in the aggregate, 3.90% of the shares outstanding on the Effective Date) as part of an equity incentive program. Each of these individuals has agreed to waive his entitlement to any change of control payments under their existing agreements with the Company. See "Election of Directors" and "Executive Compensation and Corporate Governance Matters — Executive Employment Contracts and Change of Control Agreements" in this Circular.

Employment Agreements

Each of H. Dale McSween, Gregory A. Yull, Shawn Nelson, Joseph Tocci, Douglas Nalette, Victor DiTommaso, William A. Barnes and Burgess Hildreth has entered into an employment term sheet and an equity incentive program term sheet with Parent, that provides, amongst other things, for employment with Parent following the completion of the Arrangement (without an increase in salary) and the right to purchase restricted common shares (representing approximately, in the aggregate, 3.90% of the shares outstanding on the Effective Date) as part of an equity incentive program. Each of these individuals has agreed to waive his entitlement to any change of control payments under their existing agreements with the Company. See "The Arrangement — Interests of Directors, Executive Officers and Others in the Arrangement — Change of Control Agreements ", "Election of Directors", and "Executive Compensation and Corporate Governance Matters — Executive Compensation —Executive Employment Contracts and Change of Control Agreements" in this Circular.

Indemnification and Insurance

The Arrangement Agreement provides that Parent will use reasonable efforts to secure, to the extent the Company itself has not previously secured, directors' and officers' insurance coverage for the Company's current and former directors, and officers on a six year "trailing" (or "run-off") basis. If a trailing (or "run-off") policy is not available at a reasonable cost (a "reasonable cost" being not greater than the estimated cost of providing the coverage referred to in this and the next sentence), then Parent agrees that for the entire period from the Effective Time until six years after the Effective Time, to cause the Company or any successor to the Company to maintain the Company's current directors' and officers' insurance policy or an equivalent policy, subject in either case, to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on May 1, 2007, for all current and former directors and officers of the Company, covering claims made prior to or within six (6) years after the Effective Time. Further, Parent agrees that, after the expiration of that six (6) year period, if there is no cost in doing so, Parent shall use reasonable commercial efforts to cause such directors and officers to be covered under Parent's then existing directors' and officers' liability insurance policy.

From and after the Effective Time, neither Parent nor Acquisition Sub shall do anything to prevent the Company from indemnifying and holding harmless and providing advancement of expenses to all past and present directors and officers of the Company or its subsidiaries, to the extent such Persons are lawfully entitled to indemnity from the Company or its subsidiaries or have the right to advancement of expenses by the Company or its subsidiaries pursuant to the Company's or subsidiaries' by-laws and indemnity agreements, in existence immediately prior to May 1, 2007, for liabilities and obligations of the Company and for acts or omissions occurring on or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and consummation of the transactions contemplated hereby). Parent and/or the Acquisition Sub will not (unless it assumes such obligations and gives written notice to the beneficiaries thereof to the extent it has their addresses) wind-up or liquidate the Company or otherwise take any other action where doing so adversely affects the ability of the Company to satisfy its indemnity obligations referred to herein.

Intentions of the Company Directors

The directors of the Company, who beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 171,565 Shares as at May 25, 2007, which represent approximately 0.42% of the outstanding Shares, have indicated that they intend to vote in favour of the Arrangement Resolution.

Sources of Funds for the Arrangement

Under the Arrangement, an aggregate amount of approximately $541 million will be required to fund the acquisition of the Shares and other transactions under the Arrangement. The following arrangements are intended to provide the necessary funding for the Arrangement.

Debt Financing

Parent has received the Commitment Letter from Citigroup Global Markets Inc. ("Citi") pursuant to which Citi has committed, subject to the terms and conditions contained therein, to provide Parent a $280 million First Lien Term Loan Facility, and a $120 million Second Lien Term Loan Facility, for an aggregate of $400 million and a $60.0 million senior revolving credit facility, each to be secured by certain assets of Parent, including, upon completion of the Arrangement, Parent’s equity interests in certain subsidiaries of the Company. The term loan facility will be used to provide financing for the acquisition of the Shares and other transactions pursuant to the Arrangement, and the revolving credit facility will be used to provide working capital and for general corporate purposes after the Effective Date. The term loan amount, together with the equity financing described below, is sufficient to fund the transactions pursuant to the Arrangement. Parent will have the option of having other financial institutions to provide portions of these credit facilities.

The obligation of Citi to provide the debt financing on the terms outlined in the Commitment Letter is subject to the following conditions, among others:

consummation of transactions contemplated by the Arrangement Agreement simultaneously with closing of the credit facilities;

effectuation of the equity financing described below;

there not having occurred since May 1, 2007, a Material Adverse Effect;

receipt of certain Parent financial information and certain pro forma financial information, adjusted to give effect to the Arrangement; and

other customary conditions for financings of this type including the repayment of the existing Credit Agreement and the Notes.

Notwithstanding the foregoing commitment, Parent may elect to pursue alternative means of financing. The obligations of Parent under the Arrangement Agreement are not conditional on its obtaining financing.

Equity Financing

Littlejohn has entered into a commitment letter pursuant to which Littlejohn agreed to provide, or cause to be provided, equity financing to Parent. Specifically, Littlejohn agreed to contribute an aggregate amount of up to $141 million in cash as a source of funds required to consummate the Arrangement. The obligations of Littlejohn to provide the equity financing on the terms outlined in the commitment letter are subject to the satisfaction of all conditions precedent to Parent's obligations to close the transactions contemplated by the Arrangement Agreement. See "The Arrangement Agreement — Conditions Precedent to the Arrangement" in this Circular.

Guarantee

Pursuant to the Guarantee, Littlejohn has absolutely, unconditionally, irrevocably and solidarily guaranteed the prompt payment and performance of all of the obligations of Acquisition Sub (including obligations of indemnification) in favour of the Company that arise in connection with the Arrangement Agreement, up to an aggregate amount of $5.85 million. The Guarantee terminates after the earliest to occur of (i) the occurrence of the Effective Time and payment of the Purchase Price by or on behalf of Acquisition Sub as provided in the Arrangement Agreement at such time, (ii) termination of the Arrangement Agreement under certain circumstances that do not give rise to any payment obligation of Acquisition Sub pursuant to the Arrangement Agreement; provided, however that this Guarantee shall not terminate under this clause (ii) if the Company, acting reasonably, is contesting or disputing such termination of the Arrangement Agreement in writing and/or has made or has asserted in writing its intention to make a claim against Acquisition Sub and/or Littlejohn that would give rise to a claim against Littlejohn under this Guarantee, and (iii) receipt in full by the Company of the Termination Fee payable by Acquisition Sub pursuant to the Arrangement Agreement.

THE ARRANGEMENT AGREEMENT

The following is a summary only of certain material terms of the Arrangement Agreement, a copy of which is attached to this Circular as 0. This summary and certain capitalized terms referred to in the summary do not contain all of the information about the Arrangement Agreement. Therefore, Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of the parties are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

The Arrangement Agreement contains representations and warranties made by the parties thereto. These representations and warranties, which are set forth in the Arrangement Agreement, were made by and to the parties thereto for the purposes of the Arrangement Agreement and are subject to qualifications and limitations agreed by the parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders, or may have been used for the purpose of allocating risk between the parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

On May 1, 2007, the Company, Acquisition Sub and Parent entered into the Arrangement Agreement, under which it was agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Acquisition Sub would acquire all of the issued and outstanding Shares for a price equal to $4.76 in cash per Share pursuant to the Arrangement, subject to withholding taxes, if any.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties on the part of the Company relating to the following matters, among others: organization and qualification; authority relative to the Arrangement Agreement; no violations; capitalization; reporting status and securities laws matters; ownership of subsidiaries; public disclosure record; financial statements; books, records and disclosure controls; absence of certain changes; litigation; taxes; real property; personal property; contracts; permits; pension and employee benefits; compliance with Laws; opinions of financial advisors; intellectual property; licenses; insurance; environment; and employment relations.

The Arrangement Agreement also contains customary representations and warranties of Parent and Acquisition Sub relating to matters that include: organization; authority relative to the Arrangement Agreement; no violations; litigation; financing and guarantee; and share ownership. Parent agreed that at all times during the Pre-Effective Date Period, Parent shall not, and shall cause Acquisition Sub to not, intentionally take any action, or fail to take any action, which would reasonably be expected to result in the representations and warranties being untrue at any time during the Pre-Effective Date Period.

Shareholders should refer to the Arrangement Agreement set forth at 0 of the Circular for details regarding the representations and warranties given by the Company, Parent and Acquisition Sub.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the Company, Acquisition Sub and Parent to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of Parent and the Company:

a)

the Arrangement Resolution shall have been approved and adopted at the Meeting by the Shareholders in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall have been obtained on terms consistent with the Arrangement Agreement and in form satisfactory to the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)

the Regulatory Approvals shall have been obtained or satisfied on terms and conditions satisfactory to Parent acting reasonably; and

(d)

no Governmental Authority shall have enacted, issued, enforced or entered any Law which is then in effect that makes the Arrangement illegal or otherwise prevents, prohibits or enjoins the consummation of the Arrangement.

Additional Conditions Precedent to the Obligations of Parent

The Arrangement Agreement provides that the obligations of Parent to complete the Arrangement are also subject to the fulfillment of each of the following conditions precedent, each of which may be waived by Parent:

(a)

all covenants of the Company under the Arrangement Agreement to be performed on or before the Effective Time shall have been performed by the Company in all material respects, and Parent shall have received a certificate signed on behalf of the Company by two senior executive officers of the Company as to the foregoing;

(b)

all representations and warranties of the Company under the Arrangement Agreement shall have been true and correct on May 1, 2007 (for representations and warranties qualified as to materiality or as to Material Adverse Effect, in all respects, and for all other representations and warranties, in all material respects) (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date) and all representations and warranties of the Company under the Arrangement Agreement shall be true and correct and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date), except for any failures to be true and correct (without giving effect to any qualifications or limitations as to materiality, Material Adverse Effect or similar qualification) which do not, in the aggregate, have a Material Adverse Effect. In addition, representations and warranties in respect of the authorized and issuable capital of the Company shall be true and correct in all respects. Parent shall have received a certificate signed on behalf of the Company by two senior executive officers of the Company, confirming the above as at the Effective Date;

(c)

during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public, if previously undisclosed to the public or Parent, a Material Adverse Effect;

(d)

there shall not be pending any suit, action or proceeding by any Person: (i) seeking to prohibit or restrict the acquisition by Parent or any of its subsidiaries of any Shares, seeking to restrain or prohibit the consummation of the Arrangement or seeking to obtain from the Company or Parent any material damages directly or indirectly in connection with the Arrangement; (ii) seeking to prohibit or materially limit the ownership or operation by Parent or any of its subsidiaries of the Company or any material portion of the business assets of the Company or any of its subsidiaries or to compel Parent or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries; (iii) seeking to impose limitations on the ability of Parent or any of its subsidiaries to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Shares to be acquired by them on all matters properly presented to the Shareholders; (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or any of its subsidiaries; or (v) which, in the judgment of Parent, is reasonably likely, individually or, in the aggregate, to have a Materially Adverse Effect;

(e)

the aggregate number of Shares held, directly or indirectly, by Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Shares;

(f)

the Company shall have: (i) deferred the separation of the Rights under the Rights Plan; and (ii) waived or suspended the operation of or otherwise rendered the Rights Plan inoperative in respect of the transactions contemplated in the Arrangement Agreement and Plan of Arrangement, to the satisfaction of Parent, acting reasonably; and

(g)

all consents, waivers, permit orders and approvals of any Governmental Authority, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the transactions contemplated in the Arrangement Agreement and Plan of Arrangement, the failure of which to obtain would render completion of the transactions contemplated in the Arrangement Agreement and Plan of Arrangement unlawful, shall have been obtained or satisfied on terms satisfactory to Parent, acting reasonably.

Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated in the Arrangement Agreement and Plan of Arrangement are also subject to the following conditions precedent, each of which may be waived by the Company:

(a)

all covenants of Parent under the Arrangement Agreement to be performed on or before the Effective Time shall have been performed by Parent in all material respects and the Company shall have received a certificate dated the Effective Date and signed on behalf of Parent by two senior executive officers of Parent as to the foregoing;

(b)

all representations and warranties of Parent under the Arrangement Agreement shall be true and correct, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and the Company shall have received a certificate dated the Effective Date and signed on behalf of Parent by two senior executive officers of Parent as to the foregoing; and

(c)

Parent or Acquisition Sub shall have deposited with the Transfer Agent in escrow at or prior to the time of filing of the Articles of Arrangement, the funds required to effect payment in full for all of the Shares to be acquired pursuant to the Arrangement and the Transfer Agent shall have confirmed to the Company receipt of these funds. The funds shall be held by the Transfer Agent in escrow or restricted account agreement among Parent, Parent’s lead lenders, the Company and the Transfer Agent, reasonably satisfactory to all parties thereto, pursuant to which, among other things, the Transfer Agent shall be irrevocably instructed to release the funds (less any interest earned thereon) to the Transfer Agent, in its capacity as depositary, upon presentment by the Company to the Transfer Agent of a copy of the Certificate of Arrangement.

Conduct of the Company’s Business

In the Arrangement Agreement, the Company agreed to certain customary negative and affirmative covenants relating to the operation of its business during the Pre-Effective Date Period, including that the business of the Company shall be conducted only, and the Company shall not take any action except, in the ordinary course of business consistent with past practice, and the Company shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries business organization, assets, properties, employees, goodwill and business relationships. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Company in relation to the operation of its business during the Pre-Effective Date Period.

Other Covenants of the Company

In addition, during the Pre-Effective Date Period, the Company agreed that it shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company or any of its subsidiaries under the Arrangement Agreement, co-operate with Parent in connection with the Arrangement Agreement, and do all such other commercially reasonable acts and things within its power which may be reasonably necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, including:

(a)

if requested by Parent, participate in joint presentations to Shareholders at times to be mutually agreed acting reasonably, except to the extent that the Board has withdrawn, modified or qualified its recommendation to Shareholders in accordance with the terms of the Arrangement Agreement;

(b)

advise Parent as requested which may include on a daily basis on each of the last seven Business Days prior to the Meeting as to the aggregate tally of the proxies and votes received in respect of the Meeting and all matters to be considered at such meeting;

(c)

use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company or a subsidiary in connection with the transactions contemplated by the Arrangement Agreement from other parties to any loan agreements, leases or other contracts other than as Parent may agree;

(d)

carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Company or its subsidiaries with respect to the transactions contemplated by the Arrangement Agreement;

(e)

use its commercially reasonable efforts to defend all lawsuits and other legal, regulatory or other proceedings, to which it is a party, challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement;

(f)

use its commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Company or other order which may adversely affect the ability of the parties to consummate the transactions contemplated by the Arrangement Agreement;

(g)

provide Parent with a copy of any purported exercise of the Dissent Rights and written communications with any Shareholders exercising or purporting to exercise Dissent Rights, and not settle or compromise any claim brought by any present, former or purported Shareholder of any of its securities in connection with the transactions contemplated by the Arrangement Agreement (including with respect to Dissent Rights);

(h)

promptly advise Parent orally and, if then requested, in writing:

(i)

of any event occurring subsequent to May 1, 2007 that would render any representation or warranty of the Company contained in the Arrangement Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

(ii)

of the occurrence of any Material Adverse Effect in respect of the Company; and

(iii)

of any material breach by the Company of any covenant or agreement contained in the Arrangement Agreement; provided however that no such notification shall affect the representations, warranties, covenants or agreements of the Company or the conditions to the obligations of Parent under the Arrangement Agreement; and

(i)

provide, and use commercially reasonable efforts to cause the officers and employees of the Company and the subsidiaries to provide, in each case prior to the Effective Time, reasonable cooperation in connection with the arrangement of any financing by Parent, including (i) the preparation of the financial statements reasonably necessary to complete such financing, participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memorandum, prospectuses and similar documents, (ii) the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including comfort letters of accountants and legal opinions customarily delivered in connection with comparable, financings, in each case as may be reasonably requested by Parent, (iii) the delivery of a payoff letter (the "Payoff Letter") reasonably satisfactory to Parent in respect of the Credit Agreement (the "Credit Agreement"), dated as of July 28, 2004, as amended, among IPG (US) Inc., as a U.S. borrower, the other U.S. borrowers, Intertape Polymer Inc., as the Canadian borrower, the guarantors party thereto, the lenders referred to therein and Citigroup North America, Inc., as administrative agent, (iv) the delivery of stock certificates for the subsidiaries, and (v) all documentation necessary to release (the "Release Documents") any liens in respect of Credit Agreement and any other indebtedness that will not remain outstanding following the Effective Date; provided, however, that no director or officer of the Company is required to sign any certificate, registration statement, prospectus and similar documents prior to the Effective Date (but shall sign the Payoff Letter and any Release Documents). Parent acknowledged that none of the Company or any of its subsidiaries is required to pay any commitment fee or similar fee or incur any other liability in connection with any such financing prior to the Effective Time.

Covenants of Acquisition Sub

In the Arrangement Agreement, Acquisition Sub agreed to do all such acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement, including:

(a)

apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Acquisition Sub, Parent or any of its subsidiaries which are required in order to consummate the Arrangement and to keep the Company reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals;

(b)

furnish promptly to the Company a copy of each notice, report, schedule or other document or communication delivered or filed by Acquisition Sub or Parent in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Authority in connection with, or in any way affecting, the transactions contemplated under the Arrangement Agreement, but excluding any notice, report, schedule or other document or communication delivered or filed by Acquisition Sub or Parent relating to the Investment Canada Act approval; and

(c)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Acquisition Sub or Parent challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby.

Covenants of the Company Regarding Non-Solicitation

The Company has agreed, except as otherwise permitted by the Arrangement Agreement, not to, directly or indirectly, through any officer, director, representative, advisor or agent of the Company or any of its subsidiaries:

(a)

solicit, assist, initiate encourage or otherwise facilitate any inquiries, proposals, offers or expressions of interest regarding an Acquisition Proposal;

(b)

engage in any discussions or negotiations regarding any Acquisition Proposal, provided that, for greater certainty, the Company may advise any person making any unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal;

(c)

furnish or provide access to any information concerning the Company, its subsidiaries or their respective businesses, properties or assets to any Person in connection with an Acquisition Proposal;

(d)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the approval or recommendation of the Board or any committee thereof of the Arrangement Agreement or the Arrangement;

(e)

accept, approve or recommend, or remain neutral with respect to, or propose publicly to accept, approve or recommend, or remain neutral with respect to, any Acquisition Proposal (except that the Company may publicly take a neutral position or no position with respect to an Acquisition Proposal for a period of time not in excess of five Business Days after the first public announcement of such Acquisition Proposal and for greater certainty, such position shall not be considered an adverse withdrawal, modification or qualification of, or a public proposal to so withdraw, modify or qualify, the approval or recommendation of the Board (such period of time, and "Acquisition Proposal Assessment Period") unless such position continues beyond the expiration of the Acquisition Proposal Assessment Period); or

(f)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement or arrangement relating to an Acquisition Proposal.

Consideration of Alternative Transactions and Opportunity to Match

Notwithstanding any provision of the Arrangement Agreement, the Board is permitted to:

(a)

withdraw, amend, modify or qualify (or propose publicly to withdraw, amend, modify or qualify) in any manner adverse to Parent, the approval or recommendation of the Board or any committee thereof of the Arrangement Agreement or the Arrangement in favour of a Superior Proposal;

(b)

participate in any discussions or negotiations with, or furnish information to any Person in response to an Acquisition Proposal by such Person; and

(c)

accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend a Superior Proposal,

if and only to the extent that:

(i)

the Company has received an unsolicited bona fide written Acquisition Proposal from such Person;

(ii)

the Company has complied with all other requirements of the non-solicitation provisions of the Arrangement Agreement;

(iii)

the Board, after consultation with and after receiving the advice of its financial advisors and outside legal counsel, determines in good faith that the Acquisition Proposal is reasonably likely to result in a Superior Proposal, or in case of (a) and (c) above, constitutes a Superior Proposal;

(iv)

the Board, after consultation with and after receiving the advice of outside legal counsel, has determined in good faith that taking such action is necessary for the Board not to breach its fiduciary duties under applicable laws; and

(v)

in the case of clauses (a) and (c) above, (y) the Company has provided Parent with a copy of the Superior Proposal document and written evidence of the determination of the Board that the proposal constitutes a Superior Proposal promptly upon the Board making such determination, and (z) it has first provided Parent with an opportunity, for a period of five Business Days from the date of delivery to Parent of a copy of the Superior Proposal, to amend the terms and conditions of the Transactions such that the Superior Proposal no longer constitutes a Superior Proposal as determined by the Board (the "Right to Match"). In the event Parent does not exercise the Right to Match or the Board acting in good faith and in accordance with its fiduciary duties determines that the amendments to the terms and conditions of the Transactions proposed by Parent under the Right to Match do not result in the Superior Proposal no longer constituting a Superior Proposal, the Company may enter into an agreement, pursuant to the Superior Proposal.

The Company must promptly (and in any event within 24 hours after the Company has received any proposal, inquiry or offer) notify Parent, at first orally and thereafter in writing, of any Acquisition Proposal or any request for non-public information (in each case, received after May 1, 2007) relating to the Company or any of its subsidiaries in connection with an actual or potential Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any Person that informs any member of the Board or the board of directors of any subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall indicate such details of the proposal, inquiry or contact known to the Board as Parent may reasonably request including the identity of the Person making such Acquisition Proposal, together with a copy of all documentation relating to any such proposal or inquiry. The Company must keep Parent informed of the status of, including any changes to any of the terms of any such Acquisition Proposal.

For greater certainty, nothing in the Arrangement Agreement shall preclude (i) an unsolicited written Acquisition Proposal from a Person, or the Affiliates of a Person, party to a standstill agreement with the Company to be considered a bona fide Acquisition Proposal for the purposes of this section (whether or not such standstill agreement operates to permit such proposal with or without the approval or authorization of the Company or of the Board (or a committee thereof)) or (ii) the Company or the Board from approving or authorizing a Person, or the

Affiliates of a Person, party to a standstill agreement with the Company to make an unsolicited written Acquisition Proposal (in circumstances not involving any breach of the Company’s covenants regarding non-solicitation (see "The Arrangement Agreement — Covenants of the Company Regarding Non-Solicitation")). The Company shall notify Parent in writing of any waiver or termination of a standstill agreement with the Company.

Nothing contained in the non-solicitation provisions of the Arrangement Agreement prohibits the Board from making any disclosure to the Shareholders prior to the Effective Time if, in the good faith judgment of the Board, after consultation with outside legal counsel, such disclosure is necessary for the Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws.

Termination Rights

By Consent

The Arrangement Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Parent and the Company.

By the Company

The Arrangement Agreement may be terminated by the Company at any time prior to the Effective Time if:

(a)

subject to the Right to Match, the Company publicly proposes to or does enter into an agreement with respect to a Superior Proposal, provided, however, that the Company has previously or concurrently will have paid to Parent the applicable Termination Fee and further provided that the Company is not in material breach of its obligations under the Arrangement Agreement; and

(b)

subject to the notice and cure provisions of the Arrangement Agreement, Parent breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would give rise to the failure of certain closing conditions.

By Parent

The Arrangement Agreement may be terminated by Parent at any time prior to the Effective Time if:

(a)

the Meeting has not occurred on or before July 15, 2007, provided Parent’s or Acquisition Sub’s failure to fulfill any obligation under the Arrangement Agreement is the principal cause of, or resulting in, the failure of the Meeting to occur on or before such date;

(b)

(i) the Board withdraws, modifies, changes or qualifies, its approval or recommendation of the Arrangement Agreement or the transactions contemplated thereby in any manner adverse to Parent or makes a public announcement to that effect; or (ii) the Board or any committee thereof recommends or approves, or publicly proposes to recommend or approve an Acquisition Proposal or makes a public announcement to that effect;

(c)

the Board shall have failed to publicly affirm its approval or recommendation of the Arrangement within five Business Days of any written request to do so from Parent, or, in the event that the Meeting shall be scheduled to take place within such five Business Days, prior to the scheduled time of the Meeting, provided, however, that the written request is not provided during an Acquisition Proposal Assessment Period;

(d)

subject to the notice and cure provisions of the Arrangement Agreement, the Company breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would give rise to the failure of certain closing conditions; and

(e)

there occurs any circumstance, fact, change, event or development that results in a Material Adverse Effect.

By Either the Company or Parent

The Arrangement Agreement may be terminated by either the Company or Parent at any time prior to the Effective Time if:

(a)

the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement under this clause is not available to any party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(b)

the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Meeting or at any adjournment or postponement thereof in accordance with the Interim Order; or

(c)

any Law makes the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited.

Termination Fee

The Arrangement Agreement provides that the Company will pay to Parent the Termination Fee less any amounts actually paid or required to be paid by the Company to Parent for reimbursement of expenses (as described below under "The Arrangement Agreement — Expense Reimbursement") if:

(a)

Parent terminates the Arrangement Agreement pursuant to its rights under clauses (b) and (c) of "The Arrangement Agreement — Termination Rights — By Parent" above;

(b)

The Company terminates the Arrangement Agreement pursuant to its rights under clause (a) of "The Arrangement Agreement — Termination Rights — By the Company" above;

(c)

Parent terminates the Arrangement Agreement pursuant to its rights under clause (d) of "The Arrangement Agreement — Termination Rights — By Parent" above as a result of the Company being in default of any of its obligations or covenants contained in Section 5.3 of the Arrangement Agreement dealing with its non-solicitation obligations; or

(d)

(i) prior to the Meeting, (A) an Acquisition Proposal shall have been publicly announced or any Person shall have publicly announced an intention to make an Acquisition Proposal or (B) a report under the early warning requirements (as defined in National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues of the Canadian securities administrators in connection with the acquisition of any Shares, is filed by any Person (other than Parent or any of its Affiliates); (ii) the Arrangement Agreement is terminated by either Parent or the Company pursuant to their rights under clause (b) of "The Arrangement Agreement – Termination Rights — By Either the Company or Parent" above; and (iii) at least a majority of the shares or other ownership, voting or equity interests of the Company or of the assets of the Company and its subsidiaries taken as a whole shall have been acquired by a Person within the six-month period following the date of termination of the Arrangement Agreement (other than as a result of a rights offering made available to all Shareholders).

The Arrangement Agreements provides that Acquisition Sub will pay to the Company the Termination Fee if:

(a)

The Company terminates the Arrangement Agreement pursuant to its rights under clause (b) of "The Arrangement Agreement — Termination Rights — By the Company"; and

(b)

The Company terminates the Arrangement Agreement pursuant to its rights under clause (a) of "The Arrangement Agreement — Termination Rights — By Either the Company or Parent".

This obligation is guaranteed by Littlejohn pursuant to the Guarantee.

Expense Reimbursement

The Arrangement Agreement also provides that the Company shall pay, or cause to be paid, to Parent the reasonable documented expenses of Parent and its affiliates incurred in connection with the transactions contemplated by the Arrangement Agreement (other than any expenses related to a broker, finder or investment banker) not to exceed $1.5 million if:

(a)

the Arrangement Agreement is terminated by either party pursuant to clause (b) of "The Arrangement Agreement — Termination Rights — By Either the Company or Parent" above;

(b)

Parent terminates the Arrangement Agreement pursuant to clause (a) of "The Arrangement Agreement — Termination Rights — By Either the Company or Parent" above; or

(c)

Parent terminates the Arrangement Agreement pursuant to clause (d) of "The Arrangement Agreement — Termination Rights — By Parent" above, other than as contemplated pursuant to clause (c) of "The Arrangement Agreement — Termination Fee" above.

In no event will the Company be required to pay in respect of the Termination Fee and reimbursement of expenses, in the aggregate, an amount in excess of the amount of the Termination Fee.

Pre-Acquisition Reorganization

The Company agreed in the Arrangement Agreement that, upon request by Parent, it will, and shall cause its subsidiaries to, at the expense of Parent, use its best efforts to effect such reorganizations of its business, operations, subsidiaries and assets or such other transactions disclosed in writing to the Company prior to May 1, 2007 (each a "Pre-Acquisition Reorganization") or such other reorganization as Parent may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however that the Company need not effect an amended or new Pre-Acquisition Reorganization, which, in the opinion of the Company, acting reasonably, (a) would require the Company to obtain the approval of the Shareholders in respect of such Pre-Acquisition Reorganization other than at the Meeting; (b) would prejudice the Shareholders or Optionholders in any material respect; (c) would impede or materially delay or prevent the consummation of the transactions contemplated by the Arrangement Agreement (including by giving rise to litigation by third parties); and (d) is materially different than the proposed Pre-Acquisition Reorganization disclosed in writing to the Company prior to May 1, 2007.

Parent shall provide written notice to the Company of any amendments to the proposed Pre-Acquisition Reorganization at least ten days prior to the anticipated Effective Time. Upon receipt of such notice, Parent and the Company shall, at the expense of Parent, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to any Pre-Acquisition Reorganizations. No Pre-Acquisition Reorganization will be made effective unless:

(a)

it is reasonably certain, after consulting with the Company, that the Arrangement will become effective;

(b)

such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting the Company or its subsidiaries in the event the Arrangement does not become effective and the Arrangement Agreement is terminated; or

(c)

the Company otherwise reasonably agrees.

If the Arrangement is not completed, Parent must reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and its subsidiaries in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for any costs, fees, expenses, damages or other amounts that are or may become payable by the Company and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of the Arrangement Agreement at the Parent’s request. The completion of the Pre-Acquisition Reorganization shall not be a condition to completion of the Arrangement.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, the Company, IPI and ECP GPII obtained the Interim Order authorizing and directing the Company to call, hold and conduct the Meeting, in accordance with the Notice of Annual and Special Meeting, the CBCA, the Interim Order and, in that connection, to submit the Arrangement to the Meeting and to seek approval thereof from Shareholders in the manner set forth in the Interim Order. A copy of the Interim Order attached as 0 to this Circular.

Subject to the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on June 27, 2007 at 9:00 a.m. (Montréal time) in the Court at 2800, Saint-Martin Blvd West, Laval, Québec H7T 2S9. Any Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file an appearance (an "Appearance") as set out in the Application for Interim and Final Order (the "Application") and satisfy any other requirements set forth in the Interim Order. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served an Appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Application is attached as 0 to this Circular.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Principal Regulatory Matters

The Arrangement is conditional upon the filing of all required notifications, the receipt of all approvals under applicable antitrust laws and the satisfaction of other regulatory requirements, or the expiration of applicable waiting periods under such laws, including under the HSR Act. The Arrangement is also conditional upon the receipt of approval under the Investment Canada Act.

HSR Act

Under the HSR Act, the Arrangement may not be completed until the required HSR notifications have been filed with the Antitrust Division of the U.S. Department of Justice ("DOJ") and the U.S. Federal Trade Commission ("FTC"), and the required waiting period has expired. The initial waiting period is thirty (30) days after both parties have filed notification forms, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or it may be lengthened if the reviewing agency determines that an in-depth investigation is required and issues a formal request for additional information and documentary material (referred to as a "Second Request"), in which case the waiting period will expire thirty (30) days after both parties have substantially complied with the Second Request. On May 21, 2007, Parent and the Company filed Notification and Report Forms under the HSR Act with the DOJ and the FTC and requested early termination of the waiting period.

Investment Canada Act

Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada. The Minister of Canadian Heritage (for cultural activities) and the Minister of Industry (for all other activities) are the two Ministers who are responsible for reviewing transactions. Where a transaction is subject to this prior review requirement (a "Reviewable Transaction"), an application for review must be filed with the applicable Director of Investments appointed by the responsible Minister, and approval of the Reviewable Transaction must be sought and obtained in the manner set forth below, prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada.

The prescribed factors of assessment to be considered by the responsible Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada’s ability to compete in world markets.

The Investment Canada Act contemplates an initial review period of 45 days after filing; however, if the responsible Minister has not completed the review by that date, the responsible Minister may unilaterally extend the review period by up to 30 days (or such longer period as the Minister and the applicant may agree) to permit completion of the review. In determining whether a Reviewable Transaction is of net benefit to Canada, the responsible Minister will take into account, among other things, the previously noted factors specified in the Investment Canada Act, as well as any written undertakings that may be given by the applicant. If a notice that a Reviewable Transaction is determined not to be of net benefit to Canada is sent to the applicant, it may not be implemented (although the applicant would have an additional 30 days to make representations and submit undertakings in an effort to secure approval). If no notice is sent to the applicant by the responsible Minister within the 45 day period or the extended period, as the case may be, the Reviewable Transaction is deemed to be approved.

The acquisition of control of the Company contemplated by the Arrangement involves the acquisition of a Canadian business by a non-Canadian and exceeds the relevant monetary thresholds and is therefore a Reviewable Transaction. In accordance with the requirements of the Investment Canada Act, on May 11, 2007, Acquisition Sub filed an application for review with the Director of Investments appointed by the Minister of Industry.

8½ Senior Subordinated Notes

On the Effective Date, Parent will cause delivery of the notice of redemption contemplated by paragraph 6 of the 8½% Senior Subordinated Notes due 2014 (the "Notes") (as contemplated in the Notes) of Intertape Polymer US Inc. issued pursuant to the indenture dated as of July 28, 2004 between Intertape Polymer US Inc., the guarantors and Wilmington Trust Company (the "Note Indenture"), which notice shall provide that the Notes will be redeemed 30 days after the Effective Date (the "Redemption Date"), and simultaneously therewith shall cause to be deposited with the paying agent funds sufficient to pay the principal amount of the Notes plus the applicable premium as of, and accrued but unpaid interest to the Redemption Date, in accordance with the Notes.

Stock Exchange De-Listing and Reporting Issuer Status

The Shares are expected to be de-listed from the TSX and NYSE soon after the Arrangement is completed. The Company will also seek to be deemed to have ceased to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) and, following completion of the Arrangement, the Shares will become eligible for termination of registration under the Exchange Act and the Company’s obligation to file reports under section 15(d) of the Exchange Act will be suspended immediately upon the filing of a Form 15 with the SEC.

CERTAIN TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) holds its Shares as capital property, (ii) deals at arm’s length with the Company and Acquisition Sub, (iii) is not affiliated with the Company or Acquisition Sub, (iv) holds its Amalco Common Shares as capital property, and (v) disposes of its Amalco Common Shares under the Arrangement. Generally, the Shares and the Amalco Common Shares will be capital property to a Shareholder unless the Shares or the Amalco Common Shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Shares and Amalco Common Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares and Amalco Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel’s understanding of the current administrative policies and assessing practices published in writing by the CRA prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary. This summary assumes that the Shares and the Amalco Common Shares will be listed, or deemed to be listed, on a prescribed stock exchange (which includes the TSX) at all relevant times. In that respect, Littlejohn has confirmed that Amalco and Acquisition Sub will be amalgamated within 60 days of the Amalgamation and that the Amalco Common Shares will be cancelled by Amalco.

This summary does not describe tax consequences to Optionholders in respect of the exercise or cancellation of their Options prior to or pursuant to the Arrangement. Optionholders should consult their own tax advisor with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

This summary is not applicable to a Shareholder (a) that is, for the purposes of certain rules in the Tax Act applicable to securities held by financial institutions, a "financial institution" (as defined in the Tax Act), (b) who acquired its Shares upon the exercise of an Option, (c) that is a "specified financial institution" (as defined in the Tax Act), or (d) that is a Shareholder an interest in which is a "tax shelter investment" (as defined in the Tax Act).

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

Shareholders Resident in Canada

The following portion of this summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada (a "Resident Shareholder").

Disposition of Shares

A Resident Shareholder, other than a Dissenting Shareholder, who, on the Amalgamation, exchanges Shares for Amalco Common Shares will not realize any capital gain or capital loss on the exchange. A Resident Shareholder will be considered to have disposed of the Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Shares to the Resident Shareholder immediately before the Amalgamation and to have acquired the Amalco Common Shares at an aggregate cost equal to those proceeds of disposition.

Generally, a Resident Shareholder who disposes of Amalco Common Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Amalco Common Shares to the Resident Shareholder and any reasonable cost of disposition.

Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances prescribed by the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of an Amalco Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on the Share or Amalco Common Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Share or an Amalco Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may apply should consult their own tax advisors.

A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6⅔% on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own advisors with respect to alternative minimum tax provisions.

Dissenting Shareholders

A Resident Shareholder who exercises Dissent Rights (a "Resident Dissenting Shareholder") will be deemed to transfer such holder’s Shares to Acquisition Sub in exchange for payment by Acquisition Sub of the fair value of such Shares. In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the holder’s Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the adjusted cost base of such Shares and any reasonable costs of disposition. See "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Disposition of Shares" above. Interest awarded by a court to a Resident Dissenting Shareholder, if any, will be included in the Shareholder’s income for the purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is neither resident, nor deemed to be resident in Canada, does not use or hold and is not deemed to use or hold Shares or Amalco Common Shares in connection with carrying on a business in Canada or as "designated insurance property" and whose Shares and Amalco Common Shares do not otherwise constitute "taxable Canadian property" to the Shareholder as defined in the Tax Act (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Shareholders should consult their own tax advisors.

Disposition of Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Amalco Common Shares under the Arrangement unless the Amalco Common Shares are "taxable Canadian property" (within the meaning of the Tax Act) to the Non-Resident Shareholder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

Generally, Shares and Amalco Common Shares will not be taxable Canadian property to a Non-Resident Shareholder at the Effective Time provided that:

they are listed, or deemed to be listed, on a prescribed stock exchange (which includes the TSX) at that time, and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the sixty (60) month period that ends at the Effective Time.

Notwithstanding the foregoing, the Shares or Amalco Common Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if Amalco Common Shares are considered to be taxable Canadian property of a Non-Resident Shareholder, the Non-Resident Shareholder may be exempt from tax under the Tax Act on any gain on the disposition of Amalco Common Shares pursuant to the terms of an applicable income tax treaty. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

In the event that the Amalco Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of the Amalco Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading "Certain Tax Considerations for Shareholders — Shareholders Resident in Canada — Disposition of Shares" will generally apply. Non-Resident Shareholders are advised to consult their own tax advisors regarding any Canadian Reporting Requirement arising from this transaction.

Dissenting Holders

A Non-Resident Shareholder who exercises Dissent Rights (a "Non-Resident Dissenting Shareholder") will transfer such holder’s Shares to Acquisition Sub in exchange for payment by Acquisition Sub of the fair value of such Shares. In general, the tax treatment of a Non-Resident Dissenting Shareholder will be similar to that of a Non-Resident Shareholder who participates in the Arrangement. See "Certain Tax Considerations for Shareholders — Shareholders Not Resident in Canada — Disposition of Shares " above.

The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty. Non-Resident Dissenting Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax treaty in their particular circumstances.

Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the Arrangement to holders of Shares. This discussion is of a general nature only and is not exhaustive of all U.S. federal income tax implications, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Shares. No opinion or representation with respect to U.S. federal income consequences to any such holder is made.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, (the "Code") current and proposed Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions, all as currently in effect, and all of which are subject to change at any time, possibly with retroactive effect. The discussion applies only to Shareholders who hold Shares as a capital asset for U.S. federal income tax purposes within the meaning of Section 1221 of the Code and assumes that the Company is not, and has not been, a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. The determination of whether the Company was a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, no assurances can be given to this effect.

This summary does not address all aspects of United States federal income taxation that may be relevant to Shareholders in light of their particular circumstances, or that may apply to Shareholders subject to special treatment under United States federal income tax laws, such as, for example, insurance companies, tax-exempt organizations, mutual funds, financial institutions, dealers in securities or foreign currency, traders in securities that elect mark-to-market treatment, U.S. expatriates, persons who acquired Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, persons who hold Shares as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investments, and U.S. Shareholders whose functional currency is not the U.S. dollar. This discussion does not address any aspect of state, local, non-U.S. or other tax laws consequences, estate or gift tax considerations, or the alternative minimum tax. Further, this summary does not address the U.S. federal income tax consequences of the Arrangement to any person that will own, actually or constructively, shares of the Company (or any successor corporation) following the Arrangement, to any Shareholder who acquired his Shares through exercise of an option or to any Shareholder who validly exercises the Dissent Right.

For purposes of this discussion, a person is a "U.S. holder" if such person is the beneficial owner of Shares and is:

•

an individual who is a U.S. citizen or resident for U.S. federal income tax purposes,

•

a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia,

•

a trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person, or

•

an estate that is subject to U.S. federal income tax on its income regardless of its source.

For purposes of this discussion, a person is a "non-U.S. holder" if such person is the beneficial owner of Shares and is not a U.S. holder.

If a partnership or other entity or arrangement treated as a pass-through for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a person treated as a partner in such entity generally will depend upon the status of the partner and the activities of the partnership. A person treated as a partner in a partnership that is a beneficial owner of Shares should consult its own tax advisor regarding the U.S. federal income tax consequences to them of the Arrangement.

SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISOR REGARDING THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO THEM AND THE PARTICULAR TAX EFFECTS TO THEM OF THE ARRANGEMENT, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS.

IN COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT:

•

ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE;

•

SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS CIRCULAR; AND

•

EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Federal Income Tax Considerations for U.S. Holders of Shares

The receipt of cash by a U.S. holder for Shares transferred pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who surrenders Shares for cash pursuant to the Arrangement will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (1) the amount of cash received by such U.S. holder in the Arrangement and (2) the U.S. holder’s adjusted tax basis in the Shares surrendered. immediately prior to the effectuation of the Arrangement. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction). Such gain or loss will generally be a capital gain or loss. Under current law, in the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to a capital gain realized prior to January 1, 2011, will generally be 15% if such U.S. holder's holding period for a particular block of Shares surrendered pursuant to the Arrangement is greater than one year as of the date of the Effective Time of the Arrangement. The deductibility of capital losses is subject to limitations.

Federal Income Tax Considerations for Non U.S. Holders of Shares

Any gain recognized by a non U.S. holder in respect of Shares transferred pursuant to the Arrangement generally will not be subject to United States federal income tax, unless:

the gain is effectively connected with the conduct by that non U.S. holder of a trade or business within the United States (or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment); or

in the case of an individual, the non U.S. holder has been present in the United States for 183 days or more during the taxable year in which the Arrangement is effected and certain other conditions are satisfied.

Information Reporting and Backup Withholding

Payments of cash made to a holder of Shares pursuant to the Arrangement, under certain circumstances, may be subject to information reporting and backup withholding at a rate of 28%, unless the holder provides proof of an applicable exemption, or furnishes its U.S. taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. In this regard, a non U.S. holder may be required to provide IRS Form W-8 BEN certifying, under penalties of perjury, as to its non U.S. status. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

RIGHTS OF DISSENTING SHAREHOLDERS

The following is only a summary of the Dissenting Holder provisions of the CBCA, as amended by the Plan of Arrangement and the Interim Order, which are technical and complex. A copy of the Plan of Arrangement is attached as Appendix D to this Circular, a copy of the Interim Order is attached as Appendix E to this Circular and a copy of section 190 of the CBCA is attached as Appendix G to this Circular. It is recommended that any Shareholder wishing to exercise a Dissent Right seek legal advice as the failure to comply strictly with the provisions of the CBCA (as amended by the Plan of Arrangement and the Interim Order) may result in the loss or unavailability of the Dissent Right.

Pursuant to the Interim Order, Registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Plan of Arrangement and Interim Order. The following summary is qualified in its entirety by the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order.

A Dissenting Holder will be entitled, in the event the Arrangement becomes effective, to be paid by the Company the fair value of the Shares held by such Dissenting Holder determined as at the close of business on the day before the Arrangement Resolution is adopted. There can be no assurance that such fair value will be greater than or equivalent to the consideration being offered to Shareholders under the Arrangement.

A Shareholder may only exercise the Dissent Right in respect of the Shares registered in that Shareholder’s name. In addition, a Shareholder may only exercise the Dissent Right with respect to all Shares held by that Shareholder on behalf of any one beneficial owner. In many cases, the Shares beneficially owned by a Non-Registered Holder are registered either:

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Shares (such as, among others, a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan); or

in the name of a clearing agency (such as CDS) of which an Intermediary is a participant.

Accordingly, a Non-Registered Holder will not be entitled to exercise the Dissent Right directly (unless the Shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise the Dissent Right should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its Shares and either:

instruct the Intermediary to exercise the Dissent Right on the Non-Registered Holder’s behalf (which, if the Shares are registered in the name of CDS or other clearing agency, would require that the Shares first be re-registered in the name of the Intermediary); or

instruct the Intermediary to request that the Shares be registered in the name of the Non-Registered Holder, in which case such holder would have to exercise the Dissent Right directly (that is, the Intermediary would not be exercising the Dissent Right on such holder’s behalf).

A Registered Shareholder who wishes to exercise the Dissent Right in respect of the Arrangement Resolution must provide a written objection to the Arrangement Resolution (a "Dissent Notice") to Acquisition Sub c/o Osler, Hoskin & Harcourt LLP, 1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec H3B 4W5, Attn: Mr. Warren Katz, facsimile number (514) 904-8101 and to the Company at 1155 René-Lévesque Blvd West, Suite 4000, Montreal, Québec H3B 3V2, Attn: Secretary, facsimile number (514) 397-3610 prior to 5:00 p.m. (Montreal time) on June 20, 2007, the date that is two Business Days before the Meeting, or any adjournment or postponement of the Meeting. The filing of a Dissent Notice does not deprive a Registered Holder of the right to vote at the Meeting; however, a Registered Shareholder who has submitted a Dissent Notice and who votes for the Arrangement Resolution will no longer be considered a Dissenting Holder with respect to the Shares voted in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention will not constitute a Dissent Notice, but a Registered Shareholder need not vote its Shares against the Arrangement Resolution in order to dissent.

Similarly, the revocation of a proxy conferring authority on the proxy holder to vote for the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such Shares for the Arrangement Resolution and thereby causing the registered Shareholder to forfeit such Shareholder’s Dissent Right.

The Company is required, within ten days after the adoption of the Arrangement Resolution, to notify each Dissenting Holder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder’s Dissent Notice.

A Shareholder who has exercised the Dissent Right must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if such Shareholder does not receive such notice, within 20 days after the Shareholder learns that the Arrangement Resolution has been adopted, send to the Company a written notice (a "Payment Demand") containing the Shareholder’s name and address, the number of Shares in respect of which the Shareholder dissented, and a demand for payment of the fair value of such Shares. Within 30 days after sending a Payment Demand, the Shareholder must send to the Company the share certificates representing the Shares in respect of which the Shareholder has dissented. A Shareholder who fails to send the share certificates representing the Shares in respect of which the Shareholder has dissented forfeits such Shareholder’s Dissent Right for such Shareholder’s Shares. The Company or its Transfer Agent will endorse on share certificates received from a Shareholder exercising a Dissent Right a notice that the Shareholder is a Dissenting Holder and will forthwith return the share certificates to the Dissenting Holder.

Upon filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, provided that the Final Order is granted and not appealed or, if appealed, the appeal is withdrawn or denied, and the Arrangement becomes effective, a Dissenting Holder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares, unless:

the Dissenting Holder withdraws the Payment Demand before the Company makes a written offer to pay (the "Offer to Pay");

the Company fails to make a timely Offer to Pay to the Dissenting Holder and the Dissenting Holder withdraws its Payment Demand; or

the directors of the Company revoke the Arrangement Resolution,

in all of which cases the Dissenting Holder’s rights as a Shareholder will be reinstated and, if the Arrangement becomes effective, such Dissenting Holder’s Shares will be subject to the Arrangement.

In addition, pursuant to the Plan of Arrangement, registered Shareholders who duly exercise their Dissent Right and who: (i) are ultimately determined to be entitled to be paid fair value for their Shares will be deemed to have transferred their Shares to Acquisition Sub as at the Effective Time of the Arrangement; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Holder as at and from the Effective Date.

The Company is required, not later than seven days after the later of the Effective Date or the date on which the Company received the Payment Demand of a Dissenting Holder, to send to each Dissenting Holder who has sent a Payment Demand to it, an Offer to Pay for its Shares in an amount considered by the Board to be the fair value of the Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Holder will be paid by the Company within ten days after the acceptance by the Dissenting Holder of the Offer to Pay, but any such Offer to Pay lapses if the Company does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If the Company fails to make an Offer to Pay or if a Dissenting Holder fails to accept an Offer to Pay that has been made, the Company may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Shares of Dissenting Holders. If the Company fails to apply to the Court, a Dissenting Holder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Holder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Holders who have not accepted an Offer to Pay for their Shares have will be joined as parties and bound by the decision of the Court, and the Company will be required to notify each affected Dissenting Holder of the date, place and consequences of the application and of the Dissenting Holder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Holder who should be joined as a party, and the Court will then fix a fair value for the Shares of all Dissenting Holders. The final order of a Court will be rendered against the Company in favour of each Dissenting Holder and for the amount of the fair value of such Dissenting Holder’s Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Holder from the Effective Date until the date of payment.

RISK FACTORS

The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution in addition to those discussed under the heading "The Arrangement – Effects on the Company if the Arrangement is Not Completed" in this Circular.

Risks Relating to the Arrangement

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, or the timing of their satisfaction or waiver. Failure to complete the Arrangement could negatively impact the price of the Shares.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Company, including receipt of Shareholder approval, regulatory approvals and the Final Order. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Shares may be adversely affected.

The Arrangement Agreement may be terminated by Parent or the Company in certain circumstances.

Each of Parent and the Company has the right, in certain circumstances, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of Parent or the Company prior to the completion of the Arrangement. For example, Parent has the right, in certain circumstances, to terminate the Arrangement Agreement in the event of a change that has a Material Adverse Effect in respect of the Company. Although a Material Adverse Effect excludes certain events that are beyond the control of the Company, such as general changes in economic conditions in the United Shares or Canada or changes generally affecting the industries in which the Company or any of its Subsidiaries conducts business, there can be no assurance that a change having a Material Adverse Effect on the Company will not occur prior to the Effective Date of the Arrangement, in which case Parent could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. If, for any reason, the Arrangement Agreement is terminated, the market price of the Shares may be adversely affected.

If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company’s business, financial condition, operating results and the price of its Shares.

The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the approval by the Shareholders and the receipt of Regulatory Approvals. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement. If (i) Shareholders choose not to approve the Arrangement, (ii) the Company otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of the closing conditions to the transaction and the Arrangement is not completed, (iii) a Material Adverse Effect has occurred that results in the termination of the Arrangement Agreement, or (iv) any legal proceeding results in enjoining the transactions contemplated by the Arrangement Agreement, the Company could be subject to various adverse consequences, including that the Company would remain liable for Termination Fees and the Company’s ability to achieve its strategic plan is restricted given the environment in which the Company operates and the financial constraints imposed on the Company. See "The Arrangement — Effects on the Company if the Arrangement is Not Completed".

Risks Relating to the Company

Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to the Company is contained under the heading "Risk Factors" in the Company’s Annual Information Form dated April 2, 2007, which section is specifically incorporated by reference into this Circular. The Company’s Annual Information Form has been filed on SEDAR at www.sedar.com and, upon request to the Company’s Secretary, a Shareholder will be provided with a copy of this document free of charge.

EXPENSES OF THE ARRANGEMENT

The Company estimates that expenses in the aggregate amount of approximately $6.0 million will be incurred by the Company in connection with the Arrangement, including legal, financial advisory, accounting, filing and printing costs, the cost of preparing and mailing this Circular and fees in respect of the Fairness Opinion.

Pursuant to the Arrangement Agreement, all costs and expenses of the parties in connection with the Arrangement are to be paid by the party incurring such expenses. In certain circumstances, the Company will pay to Parent the reasonable documented expenses of Parent and its affiliates incurred in connection with the Arrangement (other than expenses related to a broker, finder or investment banker) not to exceed $1.5 million if the Arrangement Agreement is terminated pursuant to specific events. See "The Arrangement Agreement — Expense Reimbursement".

BENEFITS FROM THE ARRANGEMENT

Other than as disclosed in this Circular under the heading "The Arrangement — Interests of Directors, Executive Officers and Others in the Arrangement", none of the Directors or senior officers of the Company, nor, to the knowledge of the Directors and senior officers of the Company after reasonable enquiry, any associate of any Director or senior officer of the Company, any person or company holding more than 10% of any class of equity securities of the Company or any person or company acting jointly or in concert with the Company, will receive any direct or indirect benefit from voting for or against the Arrangement, other than the consideration available to any Shareholder who deposits Shares under the Arrangement.

COMMITMENTS TO ACQUIRE SHARES

Other than as disclosed elsewhere in this Circular, neither the Company nor any of the directors or executive officers of the Company, nor, to the knowledge of the directors and executive officers of the Company after reasonable enquiry, any associate of any director or executive officer of the Company, any person or company holding more than 10% of any class of equity securities of the Company or any person or company acting jointly or in concert with the Company, has entered into any commitments to acquire any securities of the Company.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Stikeman Elliott LLP and Shutts & Bowen LLP on behalf of the Company and by Fasken Martineau DuMoulin LLP on behalf of the Board.

VOTING MATTER NUMBER 2

ELECTION OF DIRECTORS

The Articles of the Company stipulate that the Board shall consist of a minimum of one and a maximum of eleven directors. The Board currently consists of seven members all of whom were members of the Board prior to the last annual shareholders' meeting held on June 14, 2006, with the exception of H. Dale McSween who was elected to the board at such meeting. Mr. John E. Richardson, a director of the Company since 2005, will not stand for re-election as a director at the Meeting. The following sets out information regarding each of the six persons proposed by management as nominees for election as directors to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed.

				As at May 25, 2007 Control or Direction of the Company is Exercised by Means of(1)

Name	Age	Position or office with the Company	Director Since	Shares	Options to Purchase Shares
Michael L. Richards (2)(4)	68	Chairman of the Board	December 22, 1989 (5)	77,600	39,000
H. Dale McSween	57	Interim Chief Executive Officer and Secretary	June 14, 2006	42,465	202,492
Ben J. Davenport, Jr. (2) (4)	64	Director	June 8, 1994	19,000	39,000
L. Robbie Shaw (2)(3) (4)	65	Director	June 8, 1994	12,000	39,000
Gordon R. Cunningham (2)(3)	62	Director	May 21, 1998	14,500	37,000
Thomas E. Costello (3) (4)	67	Director	November 22, 2002	4,000	32,500
				169,565	388,992

(1) This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.

(2) Member of Compensation Committee.
(3) Member of Audit Committee.

(4) Member of Nominating & Governance Committee.
(5) Director of the predecessor company since 1981.

Michael L. Richards, a resident of Westmount, Québec, is a senior partner in the law firm Stikeman Elliott LLP, Montreal, Québec. He is also a director of Novamerican Steel Inc., a public company in the U.S. whose securities are listed on the Nasdaq.

H. Dale McSween, a resident of Sarasota County, Florida, has been an employee of the Company since 1982 and has held several executive positions with the Company since such time. Mr. McSween is currently the Company's Interim Chief Executive Officer and Secretary.

Ben J. Davenport, Jr., a resident of Chatham, Virginia, is the Chairman of Davenport Energy Inc., a distributor of oil, gasoline and propane. He also serves as Chairman of First Piedmont Corporation, a waste hauling business and is a director of American National Bank and Trust Company, a public company in the U.S. whose securities are listed on the Nasdaq.

L. Robbie Shaw, a resident of Halifax, Nova Scotia, is the President of the IWR Health Centre Foundation. Prior to the acquisition of Meloche Monnex Inc. by TD Bank in 2003, Mr. Shaw was the Chair of its Audit Committee. He has also served as the Vice President, Finance and Administration of Dalhousie University, as the Operating Head of the Canadian Business Unit of National Sea Products, and he is the former Vice-President of Nova Scotia Community College.

Gordon R. Cunningham, a resident of Toronto, Ontario, is a trustee and Chairman of Allied Properties Real Estate Investment Trust (and a member of their governance and compensation committee) whose units are listed on the TSX. Until 2006, Mr. Cunningham was President and is now Vice-Chair of Cumberland Private Wealth Management Corp., a discretionary investment management firm and previously served as the President and Chief Executive Officer of London Life Insurance Canada, one of Canada's largest life insurers.

Thomas E. Costello, is a resident of Longboat Key, Florida and was, from 1992-2003, the Senior Vice-President of International Paper Corporation and, from 1991 to 2002, the Chief Executive Officer of its wholly-owned subsidiary, xpedx. Mr. Costello is also a director of Eagle Hospitality Properties Trust, Inc., a public company in the U.S. whose securities are listed on the NYSE.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the Shareholder has specified in the proxy that his or her Shares are to be withheld from voting on the election of directors. The Board recommends a vote in favor of each of the nominees.

Due to the Amalgamation following the Arrangement, it would be expected that the directors elected hereto will be changed.

VOTING MATTER NUMBER 3

APPOINTMENT AND REMUNERATION OF AUDITORS

Raymond Chabot Grant Thornton LLP, Chartered Accountants, who have been the auditors of the Company since December 22, 1989 and the auditors of the predecessor company since 1981, have been recommended by the Audit Committee and will be nominated for appointment as the Company's auditors to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed, at such remuneration as may be fixed by the Board. A majority of the votes of the Shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Representatives of Raymond Chabot Grant Thornton LLP will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE MATTERS

Executive Compensation

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2006, the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Company, as well as all compensation paid to Melbourne F. Yull (the former Chairman of the Board and Chief Executive Officer of the Company prior to his retirement on June 14, 2006) and to Duncan R. Yull (the former Executive Vice President, Strategic Planning and International Business of the Company prior to his leaving the Company on May 19, 2006) (collectively, the "named executive officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards Securities Under
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Options Granted As At FY-End (#)
Melbourne F. Yull Former Chairman of the Board and Chief Executive Officer(2)	2006 2005 2004	262,100 554,427 504,199	451,072 280,316 264,975	158,856 12,050 14,807	777,000 1,079,000 979,000

H. Dale McSween Interim Chief Executive Officer and Secretary	2006 2005 2004	355,304 343,245 329,932	113,470 133,141 171,002	4,576 4,418 1,964	202,492 320,165 320,165

Andrew M. Archibald, C.A. Chief Financial Officer	2006 2005 2004	293,346 283,810 275,983	156,134 139,250 148,960	5,212 4,675 2,668	239,086 309,543 279,543

Gregory A. Yull President, Distribution Products	2006 2005 2004	331,565 264,132 240,780	146,475 121,456 125,600	7,765 2,823 527	325,000 255,000 255,000

Jim Bob Carpenter Executive Vice President, Global Sourcing	2006 2005 2004	259,285 250,514 240,825	138,023 121,478 125,626	5,454 3,567 1,166	186,500 185,500 190,000

Victor DiTommaso, CPA Vice President, Finance and Treasurer	2006 2005 2004	224,723 213,590 178,220	89,729 35,956 29,700	1,836 4,717 595	78,000 48,000 28,000

Duncan R. Yull Former Executive Vice President, Strategic Planning and International Business(3)	2006 2005 2004	103,362 257,547 240,780	143,950 121,456 125,600	24,439 1,375 1,957	136,200 255,300 255,300

The amounts in this column relate primarily to taxable benefits on employee loans, to the Company’s contributions to the pension plan and to expenses incurred by the Company in connection with automobiles that it puts at the disposal of certain of the named executive officers.

Mr. Melbourne F. Yull retired as Chief Executive Officer and Chairman of the Board of the Company following the last annual Shareholders' meeting held on June 14, 2006. In addition to the compensation listed in the table above, upon his retirement, Mr. Yull received approximately $5.5 million in cash consideration and approximately $130,000 in pension.

Mr. Duncan R. Yull left the Company on May 19, 2006. In addition to the compensation listed in the table above, upon his departure, Mr. Yull received, as severance, a payment of $161,856 for the remainder of 2006.

The aggregate compensation for all executive officers and directors of the Company who were not "named executive officers" for the fiscal year ended December 31, 2006 was $1,195,058.

Executive Stock Option Plan (ESOP)

In 1992, the Company established its ongoing Executive Stock Option Plan (the "ESOP") in respect of the Shares of the Company, which has been amended from time to time. The ESOP is administered by the Board. The shares offered under the ESOP are Shares of the Company.

The purpose of the ESOP is to promote a proprietary interest in the Company among the executives, the key employees and the non-management directors of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and to assist the Company in attracting and retaining key personnel necessary for the Company’s long term success. The Board designates from time to time from the eligible executives those executives to whom options are to be granted and determines the number of Shares covered by such options. Generally, participation in the ESOP is limited to persons holding positions that can have an impact on the Company's long-term results.

The number of Shares to which the options relate are determined by taking into account, inter alia, the market price of the Shares and each optionee's base salary. The exercise price payable for each Share covered by an option is determined by the Board but will not be less than the market value of the underlying Shares on the day preceding the effective date of the grant. The ESOP provides that options issued thereunder shall vest at the rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant. The maximum number of Shares that may be issued under the ESOP is 4,094,538. As at December 31, 2006, there were a total of 3,154,028 outstanding options issued under the ESOP, each of such options which, if or when vested, will be exercisable for one Share of the Company, and the weighted-average exercise price of such outstanding options equaled $8.74. As at December 31, 2006, 888,644 more options remained available for issue under the ESOP.

The following table sets forth each grant of options to the named executive officers under the ESOP during the financial year ended December 31, 2006.

OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

Name	Securities Under Options Granted (#)	% Of The Total Number Of Options That Were Granted To Employees During The Financial Year Ended Dec. 31, 2006	Exercise Price ($/ Share)	Market Value Of The Shares On the Date Of Grant ($/Share)	Expiration Date
Melbourne F. Yull	110,000	20.0%	$8.58	$8.58	March 28, 2012
H. Dale McSween	0	0.0%	0	0	-
Andrew M. Archibald, C.A.	25,000 20,000	4.6% 3.6%	$8.58 $6.60	$8.58 $6.60	March 28, 2012 May 29, 2012

Gregory .A. Yull	50,000 20,000 35,000	9.1% 3.6% 6.4%	$8.60 $8.58 $6.60	$8.60 $8.58 $6.60	March 03, 2012 March 28, 2012 May 29, 2012
Jim Bob Carpenter	20,000 15,000	3.6% 2.7%	$8.58 $6.60	$8.58 $6.60	March 28, 2012 May 29, 2012
Victor DiTommaso, CPA	15,000 15,000	2.7% 2.7%	$8.58 $6.60	$8.58 $6.60	March 28, 2012 May 29, 2012
Duncan R. Yull	20,000	3.6%	$8.58	$8.58	March 28, 2012

The following table sets forth details regarding the exercise of options by named executive officers in 2006.

AGGREGATED OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
DECEMBER 31, 2006 AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options at FY-End ($) Exercisable/Unexercisable(1)
Melbourne F. Yull	0	$0	777,000/0	$69,000/$0
H. Dale McSween	0	$0	150,623/51,869	$39,450/$13,150
Andrew M. Archibald, C.A.	0	$0	121,772/117,314	$36,450/$12,150
Gregory A. Yull	0	$0	173,750/151,250	$18,630/$6,210
Jim Bob Carpenter	9,000	$40,320	109,000/77,500	$0/$6,210
Victor DiTommaso, CPA	0	$0	22,250/55,750	$7,500/$2,500
Duncan R. Yull	15,866	$52,180	136,200/0	$0/$0

(1) Based on the closing price of the Shares on the NYSE December 29, 2006, the last trading day in 2006, of $5.28.

Pension and Post-Retirement Benefit Plans

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Total cash payments

Total cash payments for employee future benefits for 2006, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plan were $8.7 million ($4.2 million in 2005 and $4.1 million in 2004).

Defined contribution plans

In the United States, the Company maintains a saving retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company.

The Company contributes as well to multi-employer plans for employees covered by collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees. The Company contributes to the plan amounts equal to 4% of each participant's eligible salary.

The Company has expensed $2.3 million for these plans for the year ended December 31, 2006 ($2.1 million and $0.9 million in 2005 and 2004, respectively).

Defined benefits plans

The Company has, in the United States, two defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefit per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a pension plan which provides a fixed benefit of $17.15 ($17.15 and $14.60 in 2005 and 2004, respectively) per month for each year of service. In addition, the Company maintains two defined benefit plans, which provide for a fixed benefit ranging from 50% to 62.5% of the employee contributions, depending on the participation start date.

In the United States, the Company provides group health care and life insurance benefit to certain retirees.

In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

The Company acquired Flexia Corporation in October 2005 including its pension and post-retirement benefits plans. As a result, the Company accounted for $9.8 million and 8.4 million of accrued benefit obligations and plan assets related to two pension plans and $2.0 million of accrued benefit obligations related to the post-retirement benefit plans. One of the pension plans acquired with the Flexia acquisition was terminated in 2006 with the termination of employees due to the closure of one of the facilities purchased. This termination was taken into account at the time of the acquisition in the valuation of the accrued benefit obligations. The termination resulted in a curtailment gain of $0.15 million and a settlement loss of $0.5 million.

In 2005, the Company entered into a letter agreement with H. Dale McSween with respect to a defined benefit retirement arrangement whereby the Company agreed to fund a $150,000 annual pension (at age 65) for Mr. McSween with a 50% survivor benefit (or, in the case of death prior to age 65, a survivor benefit of 100% of base salary for one year, and 50% of base salary for each of the following four years). In August 2006, the Company and Mr. McSween formalized their agreement and amended it to provide for a $200,000 annual pension (at age 65) with the remaining terms and conditions unchanged. Prior to the Effective Date, the Company will transfer to a Rabbi Trust the existing life insurance policy on the life of Mr. McSween and contribute to this trust a sufficient amount of money to purchase a term certain annuity that will ensure the trust is capable of paying the premiums on the insurance policy as they come due.

The Company's pension arrangements with M.F. Yull following his retirement are described in the following section of this Circular. Further details regarding the Company's pension and post-retirement benefit plans are provided in the notes to the Company's annual financial statements.

Executive Employment Contracts and Change of Control Agreements

The Company entered into change of control agreements as of January 2001 with each of Messrs. H. Dale McSween, William A. Barnes, Jim Bob Carpenter, Burgess Hildreth, Shawn Nelson, and Gregory A. Yull, and as of January 2004 with Victor DiTommaso, as of October 2004 with Kevin Jewell, Michael Young, Douglas Nalette, Roy Van Essendelft and Shane Betts and in 2006 with Joseph Tocci. These agreements provide that if, within a period of six months after a change of control of the Company, (a) the executive voluntarily terminates his employment with the Company, or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive’s remuneration at the effective date of such resignation or termination, depending on his seniority.

On May 1, 2006, the Company announced that Melbourne F. Yull, founder, CEO and Chairman of the Board would be retiring following the Annual and Special Meeting of the Shareholders that was held on June 14, 2006. In connection with Mr. Yull’s retirement, the Company recorded a cash expense in the second quarter of 2006 of approximately $5.5 million. The Company also recorded non-cash stock-based compensation expenses of approximately $1.5 million in recognition of the accelerated vesting of all of the stock options held by Mr. Yull upon his retirement. Finally, an amount of $2.4 million was recorded to recognize the balance of Mr. Yull’s pension benefit obligation.

On May 19, 2006, Duncan R. Yull left the Company. In connection with Mr. Yull's departure, the Company shall pay to Mr. Yull the sum of $271,500 per year, less lawful withholdings and deductions, from May 19, 2006 until May 16, 2008. During that period Mr. Yull will continue to benefit from the Company's medical and dental plan as well as paid golf club membership fees. Mr. Yull also benefited from outplacement services. Furthermore, Mr. Yull repaid the loan to the Company through payroll deductions, for a total amount of $59,730. In the event Mr. Yull finds employment after May 19, 2007, payments regarding his annual compensation shall cease or be diminished to allow him to continue to receive the same amount.

On June 19, 2006, the Company and H. Dale McSween entered into a Retention Bonus Letter Agreement, the terms of which provide for the payment of a retention bonus equal to one year of Mr. McSween's then current base salary so long as he remains in the employ of the Company until the earlier of his termination date by the Company or June 13, 2007. In the event Mr. McSween's employment is terminated for cause or he resigns prior to June 13, 2007, the retention bonus is forfeited.

On June 19, 2006, the Company and Andrew M. Archibald entered into a Retention Bonus Letter Agreement, the terms of which provide for the payment of a retention bonus equal to three-quarters of Mr. Archibald's then current base salary so long as he remains in the employ of the Company until the earlier of his termination date by the Company or March 31, 2007. In the event Mr. Archibald's employment is terminated for cause or he resigns prior to March 31, 2007, the retention bonus is forfeited.

On June 19, 2006, the Company and Jim Bob Carpenter entered into a Retention Bonus Letter Agreement, the terms of which provide for the payment of a retention bonus equal to one year of Mr. Carpenter's then current base salary so long as he remains in the employ of the Company until the earlier of his termination date by the Company or June 13, 2007. In the event Mr. Carpenter's employment is terminated for cause or he resigns prior to June 13, 2007, the retention bonus is forfeited.

On June 19, 2006, the Company and Burgess H. Hildreth entered into a Retention Bonus Letter Agreement, the terms of which provide for the payment of a retention bonus equal to one year of Mr. Hildreth's then current base salary so long as he remains in the employ of the Company until the earlier of his termination date by the Company or June 13, 2007. In the event Mr. Hildreth's employment is terminated for cause or he resigns prior to June 13, 2007, the retention bonus is forfeited.

On June 19, 2006, the Company and Victor DiTommaso entered into a Retention Bonus Letter Agreement, the terms of which provide for the payment of a retention bonus equal to one year of Mr. DiTommaso's then current base salary so long as he remains in the employ of the Company until the earlier of his termination date by the Company or June 13, 2007. In the event Mr. DiTommaso's employment is terminated for cause or he resigns prior to June 13, 2007, the retention bonus is forfeited.

On June 19, 2006, the Company and Gregory A. Yull entered into a Retention Bonus Letter Agreement, the terms of which provide for the payment of a retention bonus equal to one year of Mr. Yull's then current base salary so long as he remains in the employ of the Company until the earlier of his termination date by the Company or June 13, 2007. In the event Mr. Yull's employment is terminated for cause or he resigns prior to June 13, 2007, the retention bonus is forfeited.

On June 30, 2006 (and later amended on March 22, 2007), the Company and Andrew M. Archibald entered into an employment agreement which provides him an annual salary of $294,500 with a bonus equal to 50% of his annual salary upon transition of his duties as Chief Financial Officer, a bonus of $75,000 payable on the earlier of Mr. Archibald's last day of employment or June 13, 2007 and $1,000,000 payable over twenty-four months commencing thirty days after termination of his employment. If a change of control of the Company occurs, the unpaid portion of that $1,000,000 due to Mr. Archibald will be payable in one lump sum payment at that time. During the twenty-four month period, Mr. Archibald shall continue to benefit from the Company's medical and dental plan as well as paid golf club membership fees. Furthermore, Mr. Archibald will obtain title to the Company's car and, in the event Mr. Archibald obtains life insurance coverage on himself, the Company shall reimburse him up to a maximum of $12,000, for the portion of the premium payable through to March 31, 2007 that relates to $1,150,000 of his term life insurance coverage.

On August 2, 2006 the Company and Gregory A. Yull entered into an employment agreement which provides him with an annual salary of $340,000 and upon termination of his employment, he will receive his annual salary for twenty-four months plus an amount not to be less than his average bonus percentage for the years 2005 and 2006, but in no event, when combined with the salary payments, more than $952,000 in the aggregate. He will continue to benefit from the Company's medical and dental plan as well as paid golf club membership fees for the twenty-four months. He will also benefit from outplacement services upon termination of his employment and have to repay to the Company all outstanding loans, if any, within twenty-four months.

In addition, all Options for the acquisition of Shares of the Company previously granted to such executive shall become immediately vested and exercisable. Furthermore, these agreements also provide that if during the term of the executive’s employment a bona fide offer is made to all Shareholders of the Company which, if accepted, would result in a change of control of the Company, then, subject to any applicable law, all of the executive’s

Options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Company, all of the executive’s unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

Completion of the Arrangement would result in a change of control for the purposes of these agreements and, as such, termination of these officers’ and employees’ employment within the specified time following the completion of the Arrangement would trigger these agreements. With the exception of Jim Bob Carpenter, Kevin Jewell, Michael Young, Shane Betts and Roy Van Essendelft, each of the above noted individuals entered into an employment term sheet and an equity incentive program term sheet with Parent, that provides, amongst other things, new employment terms with Parent following the completion of the Arrangement and an agreement by the individual to not exercise any right such individual may have to collect payments and benefits in connection with a termination of such individual’s employment by the individual under his current agreement with the Company.

Composition of the Compensation Committee and Report on Executive Compensation

The Compensation Committee is appointed by the Board and is currently composed of four directors, being Michael L. Richards, Ben J. Davenport, Jr., L. Robbie Shaw and Gordon R. Cunningham, none of whom are or have been at any previous time an employee of the Company or any of its subsidiaries. The Compensation Committee met 11 times during the period from January 1, 2006 to December 31, 2006.

The Compensation Committee administers the Company’s compensation program in accordance with the mandate set out in the Compensation Committee’s charter, which has been adopted by the Board. Part of the mandate is to evaluate and recommend to the Board compensation policies and programs for the Company’s directors, executive officers and senior management, including option grants under the ESOP described above. The Compensation Committee has the authority to retain compensation consultants to assist in the evaluation of director, chief executive officer or senior executive compensation.

Three primary components comprise the Company’s compensation program: basic salary, annual bonuses based on performance and long-term stock options. Each element of compensation fulfils a different role in the attraction, retention and motivation of qualified executives and employees with the expertise and skills required in the business of the Company, who can effectively contribute to the long-term success and objectives of the Company. The annual bonus program is both formula based, measured against pre-determined performance targets, and discretionary. Stock options are granted to executives and key employees periodically by the Board based on the recommendations of the Compensation Committee. The amount and terms of outstanding options are taken into account when determining whether and how many new options will be granted. The options vest at a rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant. The options have no resulting value if the stock market price of the Company’s shares does not appreciate.

The Compensation Committee annually reviews the compensation levels for the Chief Executive Officer and other executive officers and certain members of senior management. The Compensation Committee also reviews information it receives from the Company’s Chief Executive Officer as well as from external compensation consultants. It uses this information to determine and approve such changes to the general compensation levels that it considers appropriate. In addition, on the recommendation of the Chief Executive Officer, the Compensation Committee approves and recommends to the Board discretionary cash bonuses, annual bonuses and stock option awards for executive officers and senior management. In arriving at its decisions, the Compensation Committee reviews industry comparisons for similar sized companies and for other companies in the packaging materials sector.

The Compensation Committee annually reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and recommends to the Board the Chief Executive Officer’s compensation level based on this evaluation. The Compensation Committee considers the Company’s performance and relative shareholder return and the awards given to the Chief Executive Officer in past years in determining the long-term component of his compensation. Based on these recommendations, the Board fixes the Chief Executive Officer’s compensation. The Chief Executive Officer does not participate in the Compensation Committee’s or the Board’s deliberations concerning his compensation.

Directors who are not officers or employees of the Company receive both cash compensation and options based on the recommendations of the Compensation Committee following its review of compensation arrangements for directors of public companies with comparable market capitalization.

The above report has been submitted to and approved by the current members of the Compensation Committee, being Michael L. Richards, Ben J. Davenport, Jr., L. Robbie Shaw and Gordon R. Cunningham.

Compensation of Directors

In 2006, directors of the Company, who were not officers of the Company, received an annual fee of $19,000 for their services as directors and a fee of $1,000 for each board meeting attended ($500 for telephone meetings). The Chairman of the Board received a fee of $75,000 to cover the period of time for which he served in 2006 and $75,000 on an annualized basis for his serving as Chairman of the Board in 2007, as well as an additional $20,000 per quarter for each of the Company's first two fiscal quarters of 2007. The Chair of the Audit Committee also received an annual fee of $5,000 and the Chair of the Compensation Committee and Chair of the Nominating and Governance Committee each received an annual fee of $2,500. Furthermore, a total of 30,000 options to purchase Shares of the Company were granted to directors of the Company who were not officers of the Company. These options were granted at a weighted-average exercise price of $8.58.

Minimum Stock Ownership Requirements for Directors and Officers

Upon recommendations made by the Company's Compensation Committee, in the first quarter of 2004, the Board passed resolutions implementing a policy whereby the officers and directors of the Company will be required to maintain ownership of a designated amount of Shares of the Company. Set out in the paragraphs below is a summary of such policy.

The Chief Executive Officer of the Company is required to own that number of Shares that has a value that is equal to eight times his or her base salary. Senior executive officers of the Company are required to own that number of Shares that has a value that is equal to three times their respective base salaries. All other executive officers of the Company are required to own that number of Shares that has a value that is equal to their respective base salaries. Directors of the Company are required to own that number of Shares that has a value that is equal to the aggregate of five times the total of the annual base retainer fees paid to such directors plus the meeting fees paid to such directors for the four regular quarterly meetings of the Board.

Directors and officers of the Company have four years from January 2004 to attain the foregoing Share ownership levels. Until such stock ownership levels have been achieved, a specific officer or director must maintain 75% of all Shares that they have received through the exercise of any options that had been granted to them by the Company and they must thereafter maintain 25% of all Shares that they have received through the exercise of any options. Failure to attain the required ownership levels within the prescribed time period will call for the holding of one-half of future incentive payments (or director’s fees) to be made to such individual until the required ownership level is obtained. Directors and officers may apply to the Company’s Compensation Committee in order to obtain a waiver from the application of all or a portion of the foregoing policy. The Compensation Committee may recommend that the Board grant a waiver to a particular director or officer on a case by case basis (the Compensation Committee will consider a specific individual’s estate planning needs, necessity to purchase a primary residence, education expenses, charitable contributions and/or other demonstrations of hardship (e.g. illness or divorce)). Following the commencement of the Company's in-depth operational and financial overview and the announcement of its strategic and financial alternatives process, the Company's minimum stock ownership requirements policy was suspended indefinitely.

Indebtedness of Directors and Officers

As listed in the table below, certain officers of the Company are currently indebted to the Company in respect of interest-free loans that are payable on demand by the Company. All such loans were entered into prior to the applicability to the Company of the relevant provisions of the Sarbanes-Oxley Act of 2002. As at May 25, 2007, the aggregate indebtedness of all directors, executive officers and senior officers to the Company entered into in connection with such loans was Cdn$31,102 and $107,500. The following table summarizes the largest amount of such loans outstanding during the year ended December 31, 2006.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Name and Principal Position	Involvement of the Company or its subsidiaries	Largest Amount Outstanding During FY-Ended Dec. 31, 2006 ($)	Amount Outstanding as at May 25 , 2007 ($)
Melbourne F. Yull Former Chairman of the Board, Chief Executive Officer and director	The Company is the lender	$216,398 Cdn$415,277	— —
H. Dale McSween Interim Chief Executive Officer and Secretary	The Company is the lender	Cdn$31,102	Cdn$31,102
Gregory A. Yull President, Distribution Products	The Company is the lender	$117,500	$107,500
Andrew M. Archibald, C.A. Chief Financial Officer	The Company is the lender	Cdn$160,255	—
Duncan R. Yull Former Executive Vice President Strategic Planning and International Business	The Company is the lender	$59,730	—
James Jackson Former Vice President, Chief Information Officer	The Company is the lender	$10,000	-

Directors' and Officers' Insurance

The Company maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Company incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Company. The current limit of insurance is $25 million and an annual premium of $395,000 was paid by the Company in the last completed financial year with respect to the period from December 2006 to December 2007. Claims payable to the Company are subject to a retention of up to $500,000 per occurrence.

Performance Graph

The following graphs illustrate changes over the past five year period in cumulative total shareholder return over the five-year period on the Company's Shares with the cumulative shareholder return on the S&P/TSX Composite Index, assuming reinvestment of all dividends.

Interest of Management and Others in Material Transactions

Other than as described under the heading "The Arrangement — Interests of Directors, Executive Officers and Others in the Arrangement" in this Circular, management of the Company is unaware of any material interest of any director or officer of the Company, of any management nominee for election as a director of the Company or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all Shares of the Company, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Company or in any proposed transactions that has materially affected or will materially affect the Company or any of its Affiliates.

Statement of Corporate Governance Practices of the Company

Over the past few years, regulators in both Canada and the United States have brought forth new requirements in terms of corporate governance and accountability in connection with public companies. Heightened expectations on the part of investors and the public in general encouraged governments and regulators in both countries to propose and adopt new rules in these sectors and to revise and amend those rules that were already in effect. For example, in Canada, National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Instrument 58-201 – Corporate Governance Guidelines, both came into effect on June 30, 2005. The Company’s Nominating & Governance Committee has reviewed the governance practices of the Company and has concluded that, except as provided below, the Company complies with the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices. During the course of the current year, the Company’s Nominating & Governance Committee intends to continue its assessment of the Company’s current governance practices with the goal of having the Company take such additional action as may be required so that it meets all the guidelines set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Instrument 58-201 – Corporate Governance Guidelines.

The following is a statement of the Company’s existing corporate governance practices with specific reference to the headings set out in Form 58-101F1 of National Instrument 58-101 – Disclosure of Corporate Governance Practices:

Board of Directors

As previously set out in this Circular, currently, the seven directors of the Company are Michael L. Richards, H. Dale McSween, Ben J. Davenport, Jr., L. Robbie Shaw, Gordon R. Cunningham, Thomas E. Costello and John E. Richardson. All of the foregoing directors, with the exception of Mr. Richardson, are proposed to be re-elected at the Meeting, and all of them have served as directors in good standing of the Company since 1994, other than Gordon R. Cunningham who was elected in 1998, Thomas E. Costello who was elected in 2002, and H. Dale McSween who was elected in 2006. The biographies of each nominee for election as a director at the Meeting is set out at page 63 and following of this Circular.

As the term "independent" is defined within National Instrument 58-101 – Disclosure of Corporate Governance Practice, H. Dale McSween, the Interim Chief Executive Officer and Secretary of the Company, is not an independent director, and Michael L. Richards is not an independent director given that he is a senior partner at Stikeman Elliott LLP, a law firm which provides legal services to the Company on a regular basis. As concerns Mr. Richards, the Company is of the view that its relationship with Stikeman Elliott LLP does not interfere with the exercise of Mr. Richards’ independent judgment with respect to his role as a director of the Company. The other members of the Board are independent, and thus a majority of the members of the Board are independent. The position description of the Chairman of the Board is set forth in Appendix H to this Circular.

A director’s participation is expected at all Board meetings and at all Committee meetings of which they are a member. Directors are asked to notify the Company in advance if they will be unable to attend a meeting and attendance at meetings is duly recorded. During the period from January 1, 2006 to December 31, 2006, the Board held 30 meetings. The following table sets out the attendance record of each director for all Board meetings and committee meetings from January 1, 2006 until December 31, 2006.

Name of Director	Meetings Attended
	Board	Committees
Michael L. Richards	30 out of 30	12 out of 12
Ben J. Davenport, Jr.	28 out of 30	12 out of 12
L. Robbie Shaw	28 out of 30	18 out of 19
Gordon R. Cunningham	27 out of 30	19 out of 19
Thomas E. Costello	26 out of 30	18 out of 19
John E. Richardson	28 out of 30	8 out of 8
H. Dale McSween	19 out of 19	—

Following the termination of certain meetings of the full board of the Company, the members of management in attendance are required to leave (including those directors of the Company who are themselves members of management) and the remaining directors of the Company then proceed to meet in confidential session so that they may have open and candid discussions amongst themselves ("Closed Meetings"). While a Closed Meeting does not take place following the termination of each meeting of the full Board, during the Company's 2006 financial year to which this Circular relates, such Closed Meetings occurred at least once each quarter.

Michael Richards, the Company's Chairman of the Board since July of 2006, who is a non-independent director (given that he is a senior partner with Stikeman Elliott LLP, a law firm which provides legal services to the Company on a regular basis) has in the past attended such Closed Meetings. Although Mr. Richards is a non-independent director of the Company, the independent directors felt that since Mr. Richards is not a member of the Company's management, and since his relationship with Stikeman Elliott LLP does not, in their view, interfere with the exercise of his independent judgment with respect to his role as a director of the Company, his presence at these Closed Meetings did not inhibit the independent directors' ability to have open and candid discussions amongst themselves.

Board Mandate

The mandate of the Board is to supervise the management of the business and affairs of the Company, including the development of major policies and strategies and the identification of the risks of the Company's business and the implementation of the appropriate systems to manage these risks. The Board has explicitly assumed responsibility for the stewardship of the Company and has adopted a formal mandate setting out its stewardship responsibilities. The mandate of the Board is set forth in Appendix I to this Circular.

Position Descriptions

The position descriptions of the Chairman of the Board, and the Chief Executive Officer of the Company are set forth respectively in Appendix H and Appendix J to this Circular.

Orientation and Continuing Education

The Company’s Nominating & Governance Committee is responsible to orient new directors that are appointed to the Board with respect to the nature and operation of the Company’s business, as well as with respect to the role of the Board, its committees and each individual director. The Company’s Nominating & Governance Committee is also charged with overseeing the continuing education of the Company’s directors. Upon a director’s appointment to the Board, the director receives all of the various corporate governance documents that have been adopted by the Company. Additionally, the director partakes in various meetings with members of management of the Company, is given a tour of certain of the Company's operational facilities and is briefed on the strategic policies and strategic direction of the Company.

As concerns the level of education of the Board, the Company has relied on the fact that each director elected to the Board has had vast prior corporate experiences and that each director has the necessary expertise to serve as an effective director of the Company. While the Company has no formal process currently in place to provide for the continuing education of its directors, various members of senior management of the Company report to the Board on an informal and formal basis regularly in order to keep the directors up-to-date on various matters concerning the business and affairs of the Company.

Ethical Business Conduct

The Company's Code of Business Conduct and Ethics (the "Code of Conduct") applies to each of the Company's directors, officers and employees. A copy of the Code of Conduct is available on SEDAR at www.sedar.com. All directors, officers and employees of the Company are strongly encouraged to discuss all issues with appropriate personnel at the Company in cases where they suspect a potential breach of the Code of Conduct may have occurred. Any waiver of a provision of the Code of Conduct for executive officers or directors of the Company may only be made by the Board or a committee thereof and will be promptly disclosed as required by law or by the regulations of the NYSE or the TSX. To the knowledge of the directors and officers of the Company, there has not been any instance of departure from the Code of Conduct within the preceding 12 months. Persons who violate the standards set out in the Code of Conduct will be subject to disciplinary action.

The Code of Conduct is provided to each employee of the Company at the time of his or her commencement of employment, as well as to each director and officer of the Company at the time of his or her election or appointment. It is currently the Company's intent to re-circulate, beginning in early 2007, the Code of Conduct on an annual basis to all employees. The Code of Conduct covers a variety of subject matters that are related to proper business conduct and ethics, including, conflicts of interest, discrimination and harassment in the work place, the health and safety of employees, confidentiality obligations and insider trading prohibitions. Compliance with these subject matters is ultimately monitored by the board in different ways depending on the specific matter in question.

For example, as concerns insider trading, at the designated time during each financial quarter, a member of the board instructs management to inform company personnel in writing when the regular trading black-out period begins and ends. Further, members of the board are also involved when a decision has to be made as to whether an additional trading black-out period is warranted in the event that certain material information may be accessible by company personnel prior to its divulgation to the public.

As concerns matters such as discrimination and harassment and the health and safety of employees, it is the Company's supervisors and managers who are responsible for regularly monitoring such matters. These managers prepare written reports dealing with these matters on a regular basis. These reports are then reviewed by member of senior management who are responsible to bring any specific concerns to the attention of the board.

Section 14 of the Code of Conduct sets out that employees are to discuss any compliance matters or concerns with a supervisor or manager or, if they prefer, to discuss same with Shutts & Bowen LLP (the Company's regular U.S. legal counsel). The Company's supervisors, managers and counsel at Shutts & Bowen LLP, as the case may be, each have ready access to the Board.

Nomination of Directors

The Board and its Nominating & Governance Committee participate in discussions in order to identify skill sets and individuals that could add value to the Board. As part of its mandate, the Nominating & Governance Committee, from time to time, recommends individuals that can add value to the Board.

Board Committees

The Board has established three committees, the Audit Committee, the Compensation Committee, and the Nominating & Governance Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The following is a description of the Committees of the Board and their mandate:

Audit Committee

The Audit Committee is presently composed of four directors, being John E. Richardson, L. Robbie Shaw, Gordon R. Cunningham and Thomas E. Costello, all of whom are independent directors. The Audit Committee met 7 times during the period from January 1, 2006 to December 31, 2006.

The basic mandate of the Audit Committee is to review the financial statements of the Company and to make recommendations to the Board in respect thereto. Further, the Committee reviews the nature and scope of the annual audit as proposed by the external auditors and management and, with the external auditors and management, the adequacy of the internal accounting control procedures and systems within the Company.

During 2002, the Audit Committee formalized its mandate into a written charter document. The charter sets out that, in addition to its basic mandate, the Audit Committee will, on a going-forward basis, have the sole authority to recommend to the Company’s shareholders the appointment or replacement of the Company’s external auditors and shall approve all audit engagement fees and terms and all significant non-audit engagements with the external auditors. Further, the Audit Committee will require that the Company’s external auditors provide a report at least annually regarding, inter alia, the auditors’ internal quality-control procedures and all relationships between the external auditors and the Company. While the Audit Committee may consult with management on these issues, it shall not delegate its overall responsibility. The charter also sets out that the Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants for additional advice as may be required.

For more information concerning the Company's Audit Committee, please refer to the heading "Item 17 – Audit Committee" in the Company's latest Annual Information Form dated April 2, 2007 which is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on EDGAR at www.sec.gov.

Compensation Committee

The Compensation Committee is presently composed of four directors, being Michael L. Richards, Ben J. Davenport, Jr., L. Robbie Shaw and Gordon R. Cunningham. The Compensation Committee met 11 times during the period from January 1, 2006 to December 31, 2006. The mandate of the Compensation Committee is described above under the heading "Composition of the Compensation Committee and Report on Executive Compensation".

Nominating & Governance Committee

The Nominating & Governance Committee is presently composed of three directors, being Michael L. Richards, Ben J. Davenport, Jr. and Thomas E. Costello. The Nominating & Governance Committee met once during the period from January 1, 2006 to December 31, 2006. The charter of the Nominating & Governance Committee sets out that the committee will, inter alia:

(i)

assess on an annual basis the effectiveness of the Board as a whole as well as periodically evaluate the contribution of individual members of the Board;

(ii)

review, on a periodic basis, the size and composition of the Board and ensure that an appropriate number of unrelated directors sit on the Board;

(iii)

identify individuals qualified to become members of the Board as may be required and recommend to the Board new nominees for appointment;

(iv)

provide appropriate orientation to any new members of the Board;

(v)

recommend to the Board corporate governance guidelines and ensure the sufficiency of such guidelines on a periodic basis; and

(vi)

review and advise the Board at least annually as to corporate governance issues.

Currently, each of the Company's Audit Committee, Compensation Committee and Nominating & Governance Committee has a chair person appointed on a yearly basis, and each such committee has a written charter. The respective written charter of each such committee does not contain a position description for the chair of each such committee. That being said, the Company is of the view that the chair of each such committee is aware that it is his or her respective responsibility, as the appointed chair, to organize meetings of the committee, to set the agenda for such meetings, to ensure that the necessary materials are prepared and disseminated in advance of each such meeting, and to ensure that the committee carries out its mandate as reflected in its written charter.

Assessments

All directors are, from time to time, required to complete a director's questionnaire designed to assist the Board in assessing each director, the Board as a whole, and each Committee of the Board. The results of these assessments are discussed at a meeting of the Board.

Additional Information

Information contained in this Circular is given as of May 25, 2007, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

Additional information relating to the Company, including the Company’s most current Annual Information Form, dated April 2, 2007, the comparative consolidated financial statements of the Company for the financial year ended December 31, 2006, together with the report of the auditors thereon, management’s discussion and analysis of the Company’s financial condition and results of operations for fiscal 2006, which provide financial information concerning the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of those documents, as well as any additional copies of this Circular, are available upon written request to the Secretary, upon payment of a reasonable charge where applicable.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson, the Company’s proxy solicitation agent, at:

North American Toll Free Number: 1-866-717-7668

APPROVAL OF THE COMPANY

The contents and mailing to Shareholders of this Circular have been approved by the Board.

Montreal, Québec

/s/ H. Dale McSween

May 25, 2007

H. Dale McSween

Interim Chief Executive Officer and Secretary

CONSENT OF TD SECURITIES INC.

To: The Board of Directors of Intertape Polymer Group Inc.

We refer to the fairness opinion dated May 1, 2007 (the "Fairness Opinion"), which we prepared for the Board of Directors of Intertape Polymer Group Inc. for the Arrangement (as defined in the Company's Management Information Circular dated May 25, 2007). We consent to the filing of the Fairness Opinion with the securities commissions (and other applicable securities regulatory authorities) in each of the Provinces of Canada and the inclusion of the Fairness Opinion, and all references thereto, in this Circular. In providing such consent, we do not intend that any person other than the Board of Directors of Intertape Polymer Group Inc. rely on such upon such opinion.

Yours very truly,

/s/ TD Securities Inc.

TD Securities Inc.

Toronto, Ontario

May 25, 2007

GLOSSARY OF TERMS

The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

"Acquisition Proposal" means (i) any take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of the Company or any subsidiary; (ii) any sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition of all or a material portion of the assets of the Company and its subsidiaries taken as a whole, whether in a single transaction or series of related transactions to a Person; (iii) any sale, acquisition or issuance of 20% or more of the Company’s shares of any class of rights or interests therein or thereto whether in a single transaction or series of related transactions; (iv) any similar business combination or transaction, of or involving the Company and/or any of its subsidiaries; (v) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated in the Arrangement Agreement; or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than Parent or an Affiliate of Parent.

"Acquisition Proposal Assessment Period" has the meaning ascribed thereto in Section 5.3 (1) of the Arrangement Agreement.

"Acquisition Sub" means 4398009 Canada Inc., a corporation existing under the laws of Canada.

"Affiliate" has the meaning ascribed thereto in the CBCA.

"allowable capital loss" has the meaning ascribed to it under "Certain Tax Considerations for Shareholders – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Disposition of Shares".

"Amalco" means the corporation continuing from the Amalgamation.

"Amalco Common Share" means a common share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 of the Plan of Arrangement.

"Amalco Redeemable Preferred Share" means a redeemable preferred share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 of the Plan of Arrangement.

"Amalco Shares" means the Amalco Common Shares and the Amalco Redeemable Preferred Shares.

"Amalgamation" means the amalgamation of the Company, IPI and ECP GPII.

"Appearance" has the meaning ascribed to it under "Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement".

"Application" means the Application for Interim and Final Order as set out in Appendix F to this Circular.

"Arrangement" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Agreement" means the Arrangement Agreement dated May 1, 2007 between Parent, Acquisition Sub and the Company and set out in Appendix B to this Circular.

"Arrangement Resolution" means the special resolution of Shareholders approving the Plan of Arrangement to be considered at the Meeting, substantially in the form set out in Appendix A to this Circular.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, in the form required by the CBCA, to be filed with the Director after the Final Order is made.

"Board" means the board of directors of the Company.

"Business Day" means any day, other than a Saturday or Sunday, on which banks are open for business in each of Montreal, Québec, Canada and Bradenton, Florida, United States of America.

"CBCA" means the Canada Business Corporations Act, including the negotiations made thereunder.

"CDS" means CDS Clearing and Depositary Services Inc.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

"Circular" means this management information circular of the Company, including the Notice of Meeting and all schedules, appendices and exhibits and all documents incorporated by reference in this management information circular.

"Citi" means Citigroup Global Markets Inc.

"Code" has the meaning ascribed to it under "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations".

"Code of Conduct" has the meaning ascribed to it under "Executive Compensation and Corporate Governance Matters — Ethical Business Conduct".

"Commitment Letter" means the commitment of the Citi dated May 1, 2007, to provide certain debt financing to Parent.

"Company" means Intertape Polymer Group Inc., a corporation existing under the laws of Canada.

"Court" means the Superior Court of Québec.

"CRA" means the Canada Revenue Agency.

"Credit Agreement" has the meaning ascribed to it under "The Arrangement Agreement — Other Covenants of the Company".

"Depositary" means CIBC Mellon Trust Company or such other person as is appointed by the Company to act as depositary for the purposes of the Arrangement, acting reasonably.

"Director" means the director appointed under section 260 of the CBCA.

"Disclosure Letter" means the disclosure letter dated May 1, 2007 and delivered by the Company to Parent and Acquisition Sub with the Arrangement Agreement.

"Dissent Notice" has the meaning ascribed to it under "Rights of Dissenting Shareholders".

"Dissent Procedures" means the dissent procedures, as described under the heading "Rights of Dissenting Shareholders".

"Dissent Rights" means the rights of dissent which each Dissenting Holder is entitled to exercise in respect of the Arrangement Resolution in compliance with the Dissent Procedure.

"Dissenting Holder" means any Shareholder who complies with the Dissent Procedures.

"ECP Division" has the meaning ascribed to it under "The Arrangement — Background to the Arrangement".

"ECP GPII" means ECP GP II Inc., a corporation existing under the laws of Canada.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System.

"Effective Date" means the date upon which the Plan of Arrangement becomes effective, established by the date shown on the Certificate of Arrangement.

"Effective Time" means 8:00 a.m. (Montreal time) on the Effective Date.

"ESOP" means the Company’s Executive Stock Option Plan, as amended and restated as of June 2, 2004.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Exchanges" means the TSX and the NYSE.

"Expression of Interest" has the meaning ascribed to it under "The Arrangement — Background to the Arrangement".

"Fairness Opinion" means the opinion of TD Securities as to the fairness, from a financial point of view, of the consideration to be received by Shareholders (other than Shareholders entering into employment arrangements with, or with continuing equity interests in, Parent or its Affiliates) under the Arrangement, a copy of which is attached as Appendix C to this Circular.

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

"Financial Review" has the meaning ascribed to it under "The Arrangement — Background to the Arrangement".

"GAAP" means Canadian generally accepted accounting principles.

"Georgeson" means Georgeson Shareholder Communications Canada Inc., the Company’s proxy solicitation agent.

"Governmental Authority" means any government, regulatory authority, governmental department, agency, commission, bureau, official, ministry, Crown corporation, court or tribunal having or purporting to have jurisdiction over Parent, the Company or any of its Subsidiaries, or exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power over Parent, the Company or any of its Subsidiaries.

"Guarantee" means the limited guarantee of Acquisition Sub's obligations to a maximum amount equal to the amount of the Termination Fee under the Arrangement Agreement dated May 1, 2007 given by Littlejohn in favour of the Company.

"HSR Act" means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Interested party" has the meaning ascribed to it in Rule 61-501.

"Interim Order" means the interim order of the Court, dated May 24, 2007 in connection with the approval of the Arrangement, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, a copy of which is attached as Appendix E of this Circular.

"Intermediary" means an intermediary with which a Non-Registered Shareholder may deal, including a bank, trust company, securities dealer or broker and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

"IPI" means Intertape Polymer Inc., a corporation existing under the laws of Canada.

"IPO" has the meaning ascribed to it under "The Arrangement — Background to the Arrangement".

"Interested Party" has the meaning ascribed to it under "The Arrangement — Background to the Arrangement".

"Law" or "Laws" means applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, published guidelines, treaties, decrees, judgments, awards or requirements, in each case of any Governmental Authority having the force of law.

"Letter of Transmittal" means the letter of transmittal to be forwarded by the Company to Shareholders in connection with the Arrangement, in the form accompanying the Circular.

"Littlejohn" means Littlejohn Fund III, L.P., a limited partnership existing under the laws of the State of Delaware.

"Mailing Date" means the date of mailing of the Circular to Shareholders.

"Material Adverse Effect" means any change, effect, event or occurrence which is material and adverse to the financial condition, operations, results or operations or business of the Company and its subsidiaries, taken as a whole; provided, however, that changes, effects, events or occurrences relating to:

(a)

changes in general economic or political conditions, in each case both domestic and international, including changes or disruptions in international financial, currency exchange or commodities markets;

(b)

natural disasters, acts of God, any outbreak or escalation or hostilities, declared or undeclared acts or war or terrorism or civil unrest;

(c)

any change in applicable laws, rules, regulations or orders of any Governmental Authority or interpretations thereof by any Governmental Authority or in Canadian generally accepted accounting principles;

(d)

changes affecting generally the industries in which the Company or any of its subsidiaries conducts business;

(e)

the announcement of the transactions contemplated by the Arrangement Agreement or other communication by Parent or the Acquisition Sub of its plans or intentions with respect to any of the businesses of the Company or any of its subsidiaries or their respective investments;

(f)

the consummation of the transactions contemplated by the Arrangement Agreement or any actions by Parent, the Acquisition Sub or the Company taken pursuant to the Arrangement Agreement or any actions by the Acquisition Sub;

(g)

any rights of any lender or note holder in relation to the Company or any of its subsidiaries or their respective investments on any happening of or by reason of a change of control of any of them by reason of the transactions contemplated hereby (except if same was required to be disclosed hereunder and was not);

(h)

any change in the market price or trading volume of any of the securities or Parent of the Shares that is not otherwise caused by a Material Adverse Effect; or

(i)

any of the matters specifically disclosed in the Disclosure Letter,

shall be deemed not to constitute a "Material Adverse Effect" and shall not be considered in determining whether a "Material Adverse Effect" has occurred, except in the case of clauses (a), (b), (c) and (d) above, to the extent those changes, effects, events or occurrences have had or would be reasonably likely to have a disproportionate adverse impact on the financial condition, operations, results of operations or business of the Company and its Subsidiaries, taken as a whole, relative to other industry participants.

"Meeting" means the annual and special meeting of Shareholders, including any adjournment or postponement thereof, to be held at the Hotel Omni Mont Royal, 1050 Sherbrooke Street West, Montreal, Québec, on June 26, 2007 in accordance with the Interim Order to consider the Arrangement Resolution, elect the directors and appoint the auditors.

"Meeting Materials" means this Circular, together with the Notice of Meeting, the form of proxy accompanying this Circular and the Letter of Transmittal.

"Non-Registered Shareholder" has the meaning ascribed to it under "Information Concerning the Meeting and Voting — Non-Registered Shareholders".

"Non-Resident Dissenting Holder" means a Non-Resident Shareholder who exercises Dissent Rights.

"Non-Resident Shareholder" has the meaning ascribed to it under "Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada".

"Note Indenture" has the meaning ascribed to it under "Principal Legal Matters — 8 ½ Senior Subordinated Notes".

"Notes" has the meaning ascribed to it under "Principal Legal Matters — 8 ½ Senior Subordinated Notes".

"Notice of Dissent" means a notice given in respect of the exercise of Dissent Rights as contemplated in the Interim Order and as described in Article 3 of the Plan of Arrangement.

"Notice of Meeting" means the Notice of Annual and Special Meeting of Shareholders accompanying this Circular.

"NYSE" means the New York Stock Exchange.

"Offer to Pay" has the meaning ascribed thereto under "Rights of Dissenting Shareholders".

"Option" means any of the outstanding stock options to purchase Shares and, following the Amalgamation, Amalco Common Shares granted by the Company under the ESOP.

"Optionholders" means the holders of Options.

"Outside Date" means August 1, 2007, or such other date as may be agreed to by the parties.

"Pay-off Letter" has the meaning ascribed to it under "The Arrangement Agreement — Other Covenants of the Company".

"Parent" means Tape Holdings Inc., a corporation existing under the laws of Delaware.

"Payment Demand" has the meaning ascribed to it under "Rights of Dissenting Shareholders".

"Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or other entity.

"PFIC" has the meaning ascribed to it under "Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations".

"Plan of Arrangement" means the plan of arrangement substantially in the form of 0 of this Circular, as amended or varied pursuant to the terms of the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court in the Interim Order and the Final Order.

"Pre-Acquisition Reorganization" has the meaning ascribed to it under "The Arrangement Agreement Pre-Acquisition Reorganization".

"Pre-Effective Date Period" means the period from May 1, 2007 until the Effective Time.

"predecessor corporations" has the meaning ascribed to it under "The Arrangement — Certain Effets of the Arrangement".

"Purchase Price" means $4.76 per Share in cash.

"Record Date" means the close of business on May 25, 2007.

"Redemption Date" has the meaning ascribed to it under "Principal Legal Matters — 8 ½ Senior Subordinated Notes".

"Registered Shareholder" means a registered holder of Shares as recorded in the Company shareholders’ register maintained by the Transfer Agent.

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits, waivers, authorizations, agreements, certificates and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that provides that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority that are necessary in connection with the Transactions, including the Investment Canada Act approval, and the HSR Approval.

"Release Documents" has the meaning ascribed to it under "The Arrangement Agreement — Other Covenants of the Company".

"Required Vote" means the affirmative vote of at least 66⅔% of the votes cast on the Arrangement Resolution by Shareholders of the Shares.

"Resident Dissenting Shareholder" means a Resident Shareholder who exercises Dissent Rights.

"Resident Shareholder" means a Shareholder who, at all relevant times for purposes of the application of the Tax Act, is or is deemed to be, resident in Canada.

"Reviewable Transaction" has the meaning ascribed to it under "Principal Legal Matters — Principal Regulatory Matters — Investment Canada Act".

"Right to Match" has the meaning ascribed to it under "The Arrangement Agreement — Consideration of Alternative Transactions and Opportunity to Match".

"Rights" means the rights pursuant to the Rights Plan.

"Rights Plan" means the Shareholders’ rights plan of the Company established pursuant to the amended and restated shareholders protection rights plan agreement dated as of June 14, 2006 between the Company and CIBC Mellon Trust Company.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act (Ontario), as amended.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

"Shares" means the outstanding common shares in the share capital of the Company.

"Shareholders" means the Registered Shareholders and Non-Registered Shareholders of the Company and "Shareholder" means either a Registered Shareholder or a Non-Registered Shareholder of the Company.

"Superior Proposal" means an unsolicited, bona fide Acquisition Proposal made by a third party to the Company in writing after May 1, 2007: (i) does not result from a breach of Section 5.3 of the Arrangement Agreement; (ii) involves the acquisition or offer by such person to purchase all of the outstanding Shares; (iii) is made available to all Shareholders and offers or makes available to all Shareholders the same consideration in form and amount per share to be purchased or otherwise acquired; (iv) that is not subject to a due diligence condition beyond 5:00 p.m. on the third Business Day following the date of delivery to Parent of a copy of the Proposed Agreement in accordance with Section 5.3(8) of the Arrangement Agreement (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by the Company during such three Business Day period or thereafter); (v) is likely, in the view of the Board, to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (vi) in respect of which any required financing has been or is likely, in the Board’s view, to be obtained; and (vii) in respect of which the Board determines in good faith (after consultation with its financial advisors, and after receiving advice of outside counsel) would, taking into account all of the terms and conditions of such Acquisition Proposal and its consequences to Shareholders, if consummated in accordance with its terms (but not disregarding any risk or non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the transactions contemplated by the Arrangement Agreement.

"Tax" or "Taxes" means (a) all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, provincial, local or foreign government or any agency or political subdivision or any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, United States federal and state income taxes and Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, Québec and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Company or any of its Subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions that may become payable in respect of such taxes and any interest in respect of such interest, penalties and additions whether disputes or not, and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combine or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise.

"Tax Act" means the Income Tax Act (Canada), as amended.

"taxable capital gain" has the meaning ascribed to it under "Certain Tax Considerations for Shareholders – Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Shares".

"TD Securities" means TD Securities Inc.

"Termination Fee" means a fee equal to $5.85 million.

"Transfer Agent" means CIBC Mellon Trust Company.

"TSX" means the Toronto Stock Exchange.

APPENDIX A

SPECIAL RESOLUTION OF THE COMPANY SHAREHOLDERS

BE IT RESOLVED THAT:

1.

The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act involving Intertape Polymer Group Inc. (the "Company"), as more particularly described and set forth in the Management Information Circular (the "Circular") of the Company accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

2.

The plan of arrangement (the "Plan of Arrangement") involving the Company, Intertape Polymer Inc. and ECP GP II Inc., the full text of which is set-out as Schedule "B" to the Arrangement Agreement (the "Agreement") made by and amongst Tape Holdings Inc., 4398009 Canada Inc. and the Company (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

3.

The Agreement, the actions of the directors of the Company in approving the Agreement and the actions of the directors and officers of the Company in executing and delivering the Agreement and any amendments thereto are hereby ratified and confirmed.

4.

Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Québec, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement, and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement.

5.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the Act in accordance with the Agreement for filing.

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.

A-1

APPENDIX B

ARRANGEMENT AGREEMENT

B-1

APPENDIX C

TD SECURITIES FAIRNESS OPINION

TD Securities Inc.

66 Wellington Street West

TD Bank Tower, 8th Floor

Toronto, Ontario M5K 1A2

May 1, 2007

The Board of Directors

INTERTAPE POLYMER GROUP INC.

3647 Cortez Road West

Bradenton, FL 34210

U. S. A.

Attention:

Mr. Michael L. Richards

Chairman

To the Board of Directors:

TD Securities Inc. (“TD Securities”) understands that Intertape Polymer Group Inc. (“Intertape” or the “Company”) has entered into an arrangement agreement dated May 1, 2007 (the “Arrangement Agreement”) with Tape Holdings Inc. and 4398009 Canada Inc. (the “Purchaser”), indirect wholly-owned subsidiaries of Littlejohn Fund III, L.P. (“Littlejohn”), pursuant to which the Purchaser agreed to offer to acquire (the “Transaction”) all of the Company’s outstanding common shares (the “Common Shares”) at a price of US$4.76 per Common Share in cash (the “Consideration”).  The description above is summary in nature.  The specific terms and conditions of the Transaction will be more fully described in the notice of annual and special meeting of shareholders and information circular (the “Information Circular”), which will be mailed to holders of Common Shares in connection with the proposed Transaction.

ENGAGEMENT OF TD SECURITIES

TD Securities was engaged by Intertape pursuant to an engagement agreement dated October 1, 2006 (the “Engagement Agreement”) to provide financial advisory services and to act as exclusive agent in connection with the evaluation and implementation of strategic initiatives to maximize value for the holders of Common Shares (the “Engagement”), including (if requested) the preparation and delivery to the Board of Directors of the Company (the “Board of Directors”) of an opinion (the “Fairness Opinion”) as to the fairness of the Consideration under the Transaction, from a financial point of view, to the holders of Common Shares (other than holders entering into employment arrangements with, or with continuing equity interests in, the direct parent of the Purchaser or its affiliates) (the “Shareholders”).  TD Securities has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events.  In addition, the Company has agreed to reimburse TD Securities for its reasonable out-of-pocket expenses and to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services.

Member of TD Bank Financial Group

On May 1, 2007, at the request of the Board of Directors, TD Securities orally delivered the Fairness Opinion based upon the scope of review and subject to the assumptions and limitations set out herein.  This Fairness Opinion provides the same opinion, in writing, as of May 1, 2007.  The Fairness Opinion may not be published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.  Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Fairness Opinion, in its entirety, with a summary thereof in a form acceptable to TD Securities, in the Information Circular, and to the filing thereof by the Company with the applicable Canadian and U.S. securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research.  TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of the Company, Littlejohn, or any of their respective associates or affiliates (collectively, the “Interested Parties”).  Neither TD Securities nor any of its affiliates have been engaged to act as an advisor to an Interested Party in connection with the Transaction, nor have they, or any of them, acted as lead or co-lead manager on any offering of securities of any Interested Party, or had a material financial interest in any transaction involving any Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of the proposed Transaction other than as described herein.  Pursuant to an engagement agreement dated May 12, 2006, TD Securities was engaged by the Company to provide financial advisory services with respect to a review of strategic alternatives being conducted by the Board of Directors intended to maximize shareholder value.  Pursuant to an engagement agreement dated July 19, 2005, TD Securities was engaged by the Company to act as lead underwriter in connection with the proposed initial public offering of the Company’s engineered coated products and flexible intermediate bulk container bag import operations.  TD Securities also provides credit facilities, cash management and other banking services to the Company in the normal course of its business.  The fees which have been or which are to be paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not, and such transactions themselves are not, in the aggregate, financially material to TD Securities.

No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business.  TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or any other Interested Party.  The Toronto-Dominion Bank, the parent company of TD Securities, may provide banking services to the Company or any other Interested Party.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other

Member of TD Bank Financial Group

•

clients for which it may have received or may receive compensation.  As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, the Company, or any other Interested Party.

SCOPE OF REVIEW

In connection with the Fairness Opinion, TD Securities has reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

(1)

drafts (identified for us as definitive drafts) dated May 1, 2007, of the following documents:

(b)

the Arrangement Agreement and related disclosure letter;

(c)

the limited guarantee to be executed by Littlejohn, in favour of the Company with respect to the Purchaser’s obligations pursuant to the Arrangement Agreement;

(d)

the equity commitment letter to be executed by Littlejohn, in favour of the direct parent of the Purchaser; and

(e)

the debt financing commitment letter received by the direct parent of the Purchaser from Citigroup Global Markets Inc.;

(2)

audited annual financial statements and management’s discussion and analysis of the Company as at and for each of the three years ended December 31, 2004, 2005 and 2006;

(3)

unaudited interim financial statements and management’s discussion and analysis of the Company as at and for the three month periods ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and, in draft form, March 31, 2007;

(4)

annual information forms for the Company for the years ended December 31, 2004, 2005 and 2006;

(5)

management information circulars of the Company for the annual shareholder meetings held in  2005 and 2006;

(6)

credit agreement related to the Company’s credit facilities, dated as of July 28, 2004, amended as of December 17, 2004, amended as of September 26, 2005, amended as of June 28, 2006 and further amended November 7, 2006;

(7)

the budget for the Company, including segmented information for each of its principal divisions, for the year ending December 31, 2007, as prepared by management of the Company;

(8)

segmented projected operating and financial information for the Company for each of the years ending December 31, 2007, through 2010, in each case prepared by management of the Company;

(9)

various information and analyses prepared by management of the Company and made available to potential bidders during the Company’s strategic review process;

Member of TD Bank Financial Group

•

(10)

discussions with certain parties, including parties that have received confidential information regarding the Company and its principal operating divisions and have met with the senior management of the Company and its principal operating divisions concerning their potential interest in a transaction involving Intertape or one of its principal operating divisions;

(11)

various research publications prepared by equity research analysts regarding the Company and other selected public companies considered relevant;

(12)

public information relating to the business, operations, financial performance and securities trading history of the Company and other selected public companies considered relevant;

(13)

public information with respect to certain other transactions of a comparable nature considered relevant;

(14)

discussions with senior management of Intertape and its principal operating divisions with respect to the information referred to above and other issues deemed relevant;

(15)

representations contained in a certificate dated as of the date hereof from the senior management of the Company;

(16)

discussions with representatives of Stikeman Elliott LLP and Fasken Martineau DuMoulin LLP, legal counsel to the Company and the Board of Directors, respectively; and

(17)

such other financial, market, general economic and industry specific information, and such other analyses as were considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by TD Securities.

PRIOR VALUATIONS

The Company has represented to TD Securities that there have not been any prior valuations or appraisals relating to Intertape or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months in the possession or control of Intertape other than those which have been provided to TD Securities or, in the case of valuations known to Intertape which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With the Board of Directors’ acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), and the Company’s website), provided to it by or on behalf of the Company or its respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified below (collectively, the “Information”).  The Fairness Opinion is conditional upon such accuracy, completeness and fair presentation.  Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections, models or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty.

Member of TD Bank Financial Group

•

TD Securities has assumed, however, that such budgets, forecasts, projections, models and estimates were prepared using the assumptions identified therein which, TD Securities has been advised are (or were at the time of preparation and continue to be), in the opinion of the Company, reasonable in the circumstances.

Senior officers of the Company have represented to TD Securities in a certificate dated May 1, 2007, that to the best of their knowledge, information and belief after due inquiry with the intention that TD Securities may rely thereon in connection with the preparation of its Fairness Opinion, that: (i) the Company has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Intertape which would reasonably be expected to affect materially the Fairness Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in (iv) below, the information, data and other material provided to TD Securities by or on behalf of Intertape or its representatives in respect of the Company and its affiliates in connection with the Transaction is or, in the case of historical information, data and other material was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the information, data and other material not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the information, data and other material identified in (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by Intertape and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Intertape and no material change has occurred in the information, data and other material or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (iv) any portions of the information, data and other material provided to TD Securities which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Intertape, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to Intertape or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Intertape other than those which have been provided to TD Securities or, in the case of valuations known to Intertape which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Intertape or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities; (vii) since the dates on which the information, data and other material was provided to TD Securities, no material transaction has been entered into by Intertape or any of its affiliates; (viii) other than as disclosed in the information, data and other material provided, neither Intertape nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Transaction, Intertape or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Intertape or its affiliates or the Transaction; (ix) all financial material, documentation and other data concerning the Transaction, Intertape and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Intertape; (x) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Transaction, except as have been disclosed in complete detail to TD Securities; (xi) the contents of any and all documents prepared in connection with the Transaction for filing with regulatory authorities or delivery or communication to security holders of Intertape (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act) and the Disclosure Documents have complied, comply and will comply with all

Member of TD Bank Financial Group

•

requirements under applicable laws; (xii) Intertape has complied in all material respects with the Engagement Agreement, including the terms and conditions of Schedule B of the Engagement Agreement; (xiii) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act) in the affairs of Intertape which has not been disclosed to TD Securities.  For the purposes of (v) and (vi) above, “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of Intertape or its affiliates having a gross value greater than or equal to US$15,000,000.

In preparing the Fairness Opinion, TD Securities has made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to TD Securities, conditions precedent to the completion of the Transaction can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities or third parties will be obtained, without adverse condition or qualification, the procedures being followed to implement the Transaction are valid and effective, the Information Circular will be distributed to Shareholders in accordance with all applicable laws, and the disclosure in the Information Circular will be accurate, in all material respects, and will comply, in all material respects, with the requirements of applicable laws.  In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, the Company, Littlejohn or their respective affiliates.

The Fairness Opinion has been provided for the use of the Board of Directors and is not intended to be, and does not constitute, a recommendation that any Shareholder vote in favour of the Transaction.  The Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to implement the Transaction.  In considering fairness, from a financial point of view, TD Securities considered the Transaction from the perspective of Shareholders generally and did not consider the specific circumstances of any particular Shareholder, including with regard to tax considerations.  TD Securities expresses no opinion with respect to future trading prices of securities of the Company.  The Fairness Opinion is rendered as of May 1, 2007, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of the Company and its respective subsidiaries and affiliates as reflected in the Information provided or otherwise available to TD Securities.  Although TD Securities reserves the right to change or withdraw the Fairness Opinion in the event that there is any material change in any fact or matter affecting the Fairness Opinion, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Fairness Opinion after the date hereof.

The Fairness Opinion may not be used by any other person or relied upon by any other person other than the Board of Directors without the express written consent of TD Securities.  Except as contemplated herein, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without TD Securities’ prior written consent.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description.  TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion.  Accordingly, this Fairness Opinion should be read in its entirety.

Member of TD Bank Financial Group

•

CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of May 1, 2007, the Consideration to be received by Shareholders of the Company in connection with the Transaction is fair, from a financial point of view, to such Shareholders.

Yours very truly,

/s/ TD Securities Inc.

TD SECURITIES INC.

Member of TD Bank Financial Group

•

APPENDIX D

PLAN OF ARRANGEMENT

UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

D-1

APPENDIX E

INTERIM ORDER

E-1

APPENDIX F

APPLICATION FOR INTERIM AND FINAL ORDER

F-1

APPENDIX G

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. Rights to dissent - (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to,

(a)

amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)

amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)

 amalgamate otherwise than under section 184;

(d)

be continued under section 188;

(e)

sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)

carry out a going-private transaction or a squeeze-out transaction.

(2) Further right - A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares - The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares - In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)

the shareholder's name and address;

(b)

the number and class of shares in respect of which the shareholder dissents; and

(c)

a demand for payment of the fair value of such shares.

(8) Share certificate - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture - A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights - On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where:

(a)

the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)

the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) Offer to pay - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:

(a)

a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)

if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms - Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment - Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court - Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court - If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs - A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties - On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court - On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers - A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order - The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) Interest - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX H

POSITION DESCRIPTION OF THE CHAIRMAN
OF THE BOARD OF DIRECTORS OF THE COMPANY

1.

The Chairman of the Board of Directors of the Company has the responsibility for:

2.

Providing leadership to the Board of Directors.

3.

Overseeing its effectiveness and ensuring that it meets its obligations and responsibilities.

4.

Monitoring and co-coordinating the functions of the Board of Directors with management of the Company.

5.

Chairing all Board of Directors and Shareholder meetings.

6.

Ensuring that adequate advance information is distributed to the Directors and that the Board of Directors receives regular updates on all issues important to the affairs of the Company.

7.

Meeting with members of the Board of Directors and each Board of Director committee to ensure full utilization of individual capacities and the optimum performance of the Board of Directors and each of its committees.

8.

Reviewing progress made by management of the Company in executing the Board of Directors’ decisions and plans in conformity with the Company’s policies.

9.

Being available to provide counsel to management of the Company on major policy issues such as acquisitions, divestitures and financial structure.

10.

Participating in external activities involving the representation of the Company to its major stakeholders, including its shareholders, the financial community, governments and the public.

11.

At the request of the Board of Directors, undertaking specific assignments for the Board of Directors.

H-1

APPENDIX I

MANDATE OF THE BOARD OF DIRECTORS OF THE COMPANY

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company, including the development of major policies and strategies and the identification of the risks of the Company’s business and implementation of the appropriate systems to manage these risks.

The Board of Directors has the responsibility for:

1.

Executive / Senior Management

1.1

Selecting, appointing, evaluating and (if necessary) terminating the Chief Executive Officer.

1.2

Succession planning, including appointing, training and monitoring the performance of senior management.

1.3

Approving the compensation of the senior management team and the remuneration of the Board of Directors.

2.

Business Strategy / Plans / Budgets

2.1

The development of major policies and strategies of the Company, as well as the approval of strategic plans and the monitoring of the Company’s performance against plans.

2.2

Approving annual capital and operating plans and monitoring performance against those plans.

2.3

Approving all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

3.

Finance

3.1

Approving dividend distributions to the Company’s shareholders, if any.

4.

Audit / Risk Management

4.1

Establishing policies and processes to identify business risks and ensure that systems and actions are in place to manage such risks.

4.2

Recommending the appointment of the external auditors to the shareholders at their annual meeting.

4.3

Approving external auditor scope of work and fees for annual audits and the scope of work and fees of any non-audit related projects or engagements.

4.4

Approving the quarterly and full year financial statements, the quarterly and full year Management’s Discussions and Analyses and the related news releases.

4.5

Establishing policies and processes to ensure the integrity of the Company’s internal control and management information systems.

I-1

5.

Corporate Governance

5.1

Providing appropriate orientation for new Directors.

5.2

Assessing, on an annual basis, the effectiveness of the Board as a whole, as well as periodically evaluating the contribution of individual members of the Board.

5.3

Approving a process for communication with the Company’s shareholders.

5.4

Approving the nominees as Directors for election to the Board of Directors at the annual meeting of Shareholders.

5.5

Establishing committees of the Board of Directors and approving their Chair, their respective mandates and the limits of authority delegated to each of these committees.

5.6

Monitoring compliance with the Company’s Code of Conduct and Business Ethics.

5.7

Establishing an effective process of corporate governance consistent with applicable regulatory requirements.

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APPENDIX J

POSITION DESCRIPTION OF THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

The Chief Executive Officer of the Company has the responsibility for:

1.

Directing the business and affairs of the Company by establishing, deploying and actuating a strategic plan, as well as operating plans/budgets as approved by the Board of Directors.

2.

Setting objectives for the Company consistent with the aforementioned strategic plan.|

3.

Providing strategic directions to the management of the Company team in order so that the Company may achieve expected results.

4.

Determining and directing the overall objectives, policies and operating plans, both long- and short-term, of the Company in accordance with the Board of Directors’ mandate.

5.

Subject to the Board of Director’s approval, developing and monitoring the various R&D programs consistent with the strategy of the Company.

6.

Ensuring that the Company has in place proper guidelines to provide for efficient, safe and long-term operations with focus on product quality. Ensuring that resources are made available to enact or to exceed such guidelines.|

7.

Analyzing the operating results of the organization and its principal components and ensuring appropriate steps are taken to address significant / material areas of concern affecting the Company’s balance sheet, assets, operating results, liabilities or risks of the business.

8.

Ensuring that the Board of Directors receives sufficient, timely information on all material aspects of the Company’s operations.

9.

Ensuring that a carefully designed organization is in place and that the support provided to such organization is consistent with the strategy and objectives of the Company.

10.

Reviewing and recommending the employment or termination of all senior management personnel for Board of Director approval.

11.

Actively assisting in the recruitment, training, development and retention of personnel within the Company in order to provide for the future management of the Company.

12.

Evaluating the performance of the senior management of the Company.

13.

Monitoring the Company’s compliance with current rules of regulatory compliance and disclosure.

14.

Exploring opportunities for the Company’s growth, either through investment and/or acquisitions, as well as dispositions of unproductive or non-strategic assets.

15.

Acting as a member of the Board of Directors.

16.

Building the corporate profile with the public and with investor communities, including with the analysts that follow the Company.

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17.

Identifying business risks and outlining plans to manage or mitigate such risks.

18.

Maintaining contact with other industry participants and government officials at senior levels.

19.

Ensuring that the appropriate information and disclosure are being provided to the shareholders of the Company.

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Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the Company’s proxy solicitation agent, at:

GEORGESON

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-717-7668

ORLDOCS 10936320 1